     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996
                                             REGISTRATION NO. 333-______________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ______________
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 ______________
                 WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 ______________


          DELAWARE                          4841                  36-3939250
(STATE OF OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)   (IDENTIFICATION NUMBER)

                      9250 EAST COSTILLA AVENUE, SUITE 325
                           ENGLEWOOD, COLORADO 80112
                            TELEPHONE (303) 649-1195
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 ______________

                              JENNIFER L. RICHTER
                       VICE PRESIDENT AND GENERAL COUNSEL
                      9250 EAST COSTILLA AVENUE, SUITE 325
                           ENGLEWOOD, COLORADO 80112
                            TELEPHONE (303) 649-1195
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

           SUSAN M. HERMANN                 DANIEL J. ZUBKOFF
           PEDERSEN & HOUPT, P.C.           CAHILL GORDON & REINDEL
           161 N. CLARK STREET, SUITE 3100  80 PINE STREET
           CHICAGO, ILLINOIS 60601          NEW YORK, NEW YORK 10005
           TELEPHONE (312) 641-6888         TELEPHONE (212) 701-3000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /


                        CALCULATION OF REGISTRATION FEE

                                                PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF              AGGREGATE OFFERING     AMOUNT OF
         SECURITIES TO BE REGISTERED               PRICE (1)       REGISTRATION FEE
Class A Common Stock, par value $.01 per share      $50,000,000        $17,241.38
============================================== ==================  ================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
     ____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION (a)
OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.



                   SUBJECT TO COMPLETION DATED AUGUST 7, 1996

PROSPECTUS
- --------------------------------------------------------------------------------

                                _________ SHARES
[LOGO]             WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC.
                              CLASS A COMMON STOCK
- --------------------------------------------------------------------------------



All of the ______ shares of Class A common stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by Wireless Broadcasting Systems of America, Inc. ("WBSA" or the "Company").

Prior to this offering (the "Offering") there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price will be between $____________ and $____________ per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Company has two classes of common stock (collectively the "Common Stock"). The Class A Common Stock offered hereby has one vote per share, and the Class
B common stock, par value $.01 per share, of the Company (the "Class B Common Stock"), has ten votes per share. The economic rights of each class of Common Stock are identical. Immediately following the Offering, certain of the executive officers and directors of the Company and related parties will have approximately ____% of the ownership interests of the Common Stock and ____% of the combined voting power of the Common Stock assuming no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Principal Stockholders."

The Company intends to make an application to include the Class A Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") prior to commencement of this Offering under the symbol "WBSA".

SEE "RISK FACTORS" ON PAGES 9 TO 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY
             REPRESENTATION  TO THE  CONTRARY IS A CRIMINAL OFFENSE

================================================================================

                                           Underwriting
                               Price to    Discounts and   Proceeds to
                               Public      Commissions(1)  Company(2)
Per Share ..................   $_________  $__________     $________
                               ----------  -----------     ---------
Total(3).....................  $_________  $_________      $_______
======================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $___________.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to _______ additional shares of Class A Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $_____, the total Underwriting Discounts and Commissions will be $_____, and the total Proceeds to Company will be $_______. See "Underwriting."

The shares of Class A Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, on or about September ___, 1996.

PRUDENTIAL SECURITIES INCORPORATED                               LEHMAN BROTHERS

September __, 1996

                        [MAP OF THE COMPANY'S SYSTEMS]




IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus including information contained in "Risk Factors." This Prospectus assumes that the Underwriters' over-allotment option will not be exercised. As used in this Prospectus, except as the context otherwise requires, the term "Company" or "WBSA" means Wireless Broadcasting Systems of America, Inc., a Delaware corporation, its subsidiaries, and WJB-TV Limited Partnership (the "Predecessor Partnership").

                                  THE COMPANY

     Wireless Broadcasting Systems of America, Inc. acquires, owns, develops and operates wireless cable systems in two regions of the United States. The Company currently provides subscription television services in its Florida region through wireless cable systems located in Fort Pierce and Melbourne and in its Northwest region through wireless cable systems located in Boise, Idaho; Sacramento, California; and Yakima, Washington (collectively, the "Operating Systems"). In the 12 month period ended June 30, 1996, which is the latest 12 months in which all five Operating Systems have been fully operational, the Operating Systems experienced substantial subscriber growth from approximately 52,700 to 63,100, an increase of approximately 19.7%, which represents a penetration rate of 4.8%. In addition to the Operating Systems, the Company plans to launch new systems in West Palm Beach, Florida; Coos Bay, Oregon; Eureka, California; Helena, Montana; Kennewick, Washington; Klamath Falls, Oregon; and Roseburg, Oregon (collectively, the "Planned Systems"). The Company's markets encompass over 2.5 million line-of-sight ("LOS") households.

     The Company strives to develop its markets in a manner that produces sustainable subscriber growth and positive System EBITDA (as herein defined) at low subscriber penetration levels. By maintaining control over operating expenses and targeting its marketing to identify, attract and retain loyal, profitable subscribers, the Company has been able to achieve positive System EBITDA in its Melbourne System, the Company's most recently launched system, at a subscription level of approximately 6,000 subscribers within 12 months of launch. In the 12 month period ended June 30, 1996, the Company generated $19.6 million of revenues and $3.7 million of EBITDA (as herein defined).

     The Company has assembled a management team that has one of the most extensive subscription television operating backgrounds in the wireless cable industry. Leading the management team is William W. Kingery, Jr., President and Chief Executive Officer, who has over two decades of management, financial and consulting experience in the subscription television industry. Mr. Kingery served as chief financial officer of United Cable Television Corporation, president of Daniels & Associates, Inc., and most recently as executive vice president of United Artists Cable Systems Corporation, where he had responsibility for 90 cable systems serving 1.3 million subscribers. See "Management."

                               BUSINESS STRATEGY

     The Company employs the following strategies to achieve its objective of developing wireless cable systems with sustainable growth and attaining positive System EBITDA at low penetration levels.

     Focus on Regional Clusters with Strong Growth Potential. The Company focuses on markets which it believes exhibit demographic and topographic characteristics conducive to the transmission of wireless cable services. The Company operates in and targets markets which it expects to achieve household growth rates in excess of the national average. Based upon estimates of household growth by CACI Marketing Systems ("CACI") and the Company's LOS household engineering studies, the Company estimates the LOS households in its markets will increase by 9.8% from 1995 to 2000 as compared to CACI's 5.3% projected national mean household growth rate for the same period. The Company believes that clustering its systems provides for economies of scale in management, marketing, training, customer service and billing. The Company also believes that regional clustering enhances the Company's strategic position and opportunities for additional revenues, including advertising and other telecommunications services.

     Differentiate Service Offering. The Company seeks to differentiate its service offering from other subscription television providers by:

  -  Offering Attractive Channel Line-Ups.   The Company focuses on markets in
     which it can utilize virtually all the wireless cable channels available, and therefore is able to offer the programs which it believes are attractive to the greatest number of subscribers. The Company currently offers from 29 to 34 channels in each of its markets. See
     "Business--Programming;"

  - Pricing its Service Competitively. As wireless cable systems typically incur lower initial capital costs and fewer maintenance costs than hard-wire cable operators, the Company generally offers its services below the price of comparable services offered by competing hard-wire cable operators; and

  - Providing Superior Customer Satisfaction. The Company believes it creates high levels of subscriber satisfaction by providing 24-hour-a-day, 7-day-a-week subscriber telephone support; prompt customer service and installation; and follow-up calls and on-site inspections to verify subscriber satisfaction. The Company also believes that its subscribers enjoy a higher level of signal quality and reliability because its signal is not adversely affected by weather or by the signal degradation and interruptions inherent in the extensive Cable Plant (as herein defined) required by its hard-wire competitors.

     Maximize Profitable Subscriber Growth. The Company seeks efficiencies in all aspects of its operations. When marketing its services, the Company targets loyal, profitable subscribers in an effort to achieve continued, consistent subscriber growth. To minimize turnover of existing subscribers, the Company charges installation fees, conducts credit checks and actively manages its billing. The Company efficiently plans the introduction of new equipment and technologies to its systems in a manner that avoids unnecessary overhead expenses without sacrificing quality. The Company's incentive compensation program promotes efficient subscriber service and system operation by rewarding employees for achieving subscriber service goals, minimizing subscriber turnover and attaining budgeted EBITDA.

     Own Wireless Cable Channel Licenses. The Company seeks to own, rather than lease, the majority of available wireless cable channel licenses in its markets. Benefits of ownership include: (i) increased EBITDA by eliminating the increase in variable channel leasing costs resulting from increased penetration; (ii) enhanced flexibility in deploying digital compression and other technological innovations; and (iii) reduced dependence on third party channel lessors. With the exception of the Sacramento System, the Company owns between approximately 67.0% and 100.0% of the available commercial channel licenses in each of its markets.

     Maintain Disciplined Approach to New Technologies. The Company evaluates the implementation of new technologies on a market-by-market basis as dictated by subscriber demands and competitive conditions. The Company deploys cost-efficient technologies in order to maximize its return on investment. Specifically, installation of whole-house decoders, which are fully addressable, is targeted for the Company's smaller markets where digital technology is not expected to be cost-effective in the near term. Digital technology, which the Company expects to be commercially viable in 1997, will be incorporated into the Company's larger, more competitive markets. Because the Company's wireless cable systems do not utilize an extensive network of fixed plant and equipment, new technologies can be incorporated into a system with less effort and expense than would be required in a hard-wire cable system. As a result, the Company believes that it has the flexibility to deploy new technologies at a significantly lower per subscriber cost than hard-wire cable operators.

                              ACQUISITION STRATEGY

     A key element of the Company's strategy is to develop or acquire additional wireless cable systems in other markets that meet its selection criteria. The Company seeks to take advantage of economies of scale and operating efficiencies, particularly where it can add to existing regional clusters or develop new regional clusters of operating systems. The Company intends to utilize the experience of its management in evaluating, acquiring and operating potential systems. The Company evaluates acquisition opportunities using several selection criteria, including: (i) demographic profile of the market, including size of potential subscriber base and projected household growth rates; (ii) proximity to existing markets; (iii) topography of the transmission area; (iv) availability of wireless cable channel rights and licenses; and (v) the competitive environment.

     Management believes that there are significant advantages in increasing the size and scope of its operations, including improved economies of scale in management, marketing, training, customer service and billing. Furthermore, the Company believes that increasing the size and scope of its operations will result in ancillary revenue opportunities, greater access to capital and opportunities for strategic partnering.

                              THE COMPANY'S MARKETS

     The following table outlines the characteristics of the markets in which the Company operates or where it anticipates launching systems.




                          Estimated
                              LOS           Number of
                      Households as of     Subscribers                         Projected Household
                        December 31,      as of June 30,         Market              Growth
                           1995(1)           1996(2)         Penetration(3)      1995 to 2000(4)
                      ----------------    --------------     --------------    -------------------
FLORIDA MARKETS:
Ft. Pierce, FL             244,000            12,800            5.2%             10.0%
Melbourne, FL              219,000            14,600            6.7%             11.2%
West Palm Beach, FL(7)   1,010,000                --             --              10.8%
NORTHWEST MARKETS:
Boise, ID                  130,000            12,300            9.5%             15.4%
Sacramento, CA(8)          654,000            16,000            2.4%              7.0%
Yakima, WA                  64,000             7,400           11.6%             10.5%
Coos Bay, OR                26,000                --             --               5.4%
Eureka, CA                  42,000                --             --               4.1%
Helena, MT                  22,000                --             --               9.7%
Kennewick, WA(9)            72,000                --             --              14.4%
Klamath Falls, OR           23,000                --             --               4.4%
Roseburg, OR                32,000                --             --               4.3%
                         ---------            ------            ------            ---
TOTALS                   2,538,000            63,100            4.8%(3)          9.8%(4)
                         =========            ======            =======          =======

                                                             Percentage
                                                                of
                                               Amount of      Commercial
                       Number of Channels      Spectrum        Licenses
                         Controlled(5)     Controlled MHz(5)   Owned(6)
                       ------------------  -----------------  ----------
FLORIDA MARKETS:
Ft. Pierce, FL                  34               202 MHz      100.0%
Melbourne, FL                   36               214          100.0%
West Palm Beach, FL(7)          31               186           84.6%
NORTHWEST MARKETS:
Boise, ID                       33               196           85.7%
Sacramento, CA(8)               29               174           15.4%
Yakima, WA                      33               196           66.7%
Coos Bay, OR                    20               118           95.2%
Eureka, CA                      10                58           76.9%
Helena, MT                      21               118          100.0%
Kennewick, WA(9)                33               196           69.2%
Klamath Falls, OR               21               100          100.0%
Roseburg, OR                    21               124          100.0%
                                                              -----
TOTALS                                                    Avg. 82.8%
                                                          ==========

- ------------------------

(1) LOS is defined as the number of households in the market that can receive an unobstructed signal through a receiving antenna that is elevated 30 feet above ground level. Estimated LOS Households are based upon engineering studies performed for the Company.

(2) Number of Subscribers includes single family homes, the number of units in each multiple dwelling unit ("MDU") and commercial subscribers.

(3) Market Penetration was derived by dividing the Number of Subscribers in each market as of June 30, 1996 by the number of Estimated LOS Households as of December 31, 1995 in that market. Total Market Penetration was derived by dividing the Total Number of Subscribers as of June 30, 1996 for all Operating Systems by the total Estimated LOS Households as of December 31, 1995 for all Operating Systems.

(4)  Based upon CACI's projection of household growth rates in each market.

(5) Spectrum is measured in megahertz ("MHz"), with each wireless cable channel containing 6 MHz of bandwidth except for channel 2A which contains 4 MHz. The Sacramento System includes channel 2, which is a full 6 MHz of bandwidth, but all of the remaining systems include channel 2A. The Number of Channels Controlled and Amount of Spectrum Controlled figures include one 6 MHz LPTV channel in Fort Pierce and three 6 MHz Low Power Television ("LPTV") channels in Melbourne.

(6) Percentage of Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses are owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market: Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2; Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. In the markets where ITFS channel licenses are commercially available, the Company, as the BTA Authorization winner, has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors--Uncertainty of Ability to Obtain FCC Authorizations."

(7) The Number of Channels Controlled, Amount of Spectrum Controlled and the Percentage of Commercial Licenses Owned data for West Palm Beach are subject to the receipt of certain approvals from the FCC and/or third party interference agreements. Any delays or failures in obtaining governmental approvals or interference agreements may delay the Company from launching the West Palm Beach System, transmitting the maximum number of channels it controls, or may cause the Estimated LOS Households in West Palm Beach to be decreased. See "Risk Factors--Interference Issues."

(8) The Company's ownership of licenses for two channels in Sacramento is subject to receiving FCC approval of an assignment application that was filed in August 1995 and of two pending requests for license renewal, one timely filed in April 1991 and one untimely filed in April 1994. There is no guarantee that the Company will obtain the requisite governmental approval.

(9) The Number of Channels Controlled, Amount of Spectrum Controlled and Percentage of Commercial Licenses Owned data contained in the table for the Kennewick System are subject to the consummation of the Kennewick acquisition. See "Prospectus Summary--History."


                                    HISTORY

     The Company, as the Predecessor Partnership, was formed in October 1991. In April 1992, the Company acquired certain wireless broadcasting assets in Fort Pierce, Florida and subsequently launched the Fort Pierce System in May 1992. The Company expanded its presence in Florida with the launch of the Melbourne System in November 1993. In March 1994, the Predecessor Partnership was effectively merged into Wireless Broadcasting Systems of America, Inc. and the Company simultaneously acquired the Sacramento System. The Company acquired the Boise and Yakima Systems in March and April 1995, respectively.
As a result of the Basic Trading Area ("BTA") Auctions (the "BTA Auctions") conducted by the Federal Communications Commission ("FCC") and completed in March 1996, the Company acquired the exclusive right to apply for currently and subsequently available commercial channels (the "BTA Authorizations") for the following five new markets: Coos Bay, Eureka, Helena, Klamath Falls and Roseburg. In addition, the Company acquired licensing rights in four of its five Operating Systems and the West Palm Beach market. The Company is currently negotiating to acquire a wireless cable system in Kennewick, Washington (the "Kennewick System") which is in close proximity to the Yakima System.

     In March and April of 1995, Boston Ventures, a private investment firm, invested $35.0 million in the Company through the purchase of shares of Class A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). Since its inception in 1983, Boston Ventures has invested approximately $1.0 billion in the media and communications industries, including significant investments in the subscription television industry.

     The Company's executive offices are located at 9250 East Costilla Avenue, Suite 325, Englewood, Colorado 80112, and the Company's telephone number is
(303) 649-1195.

                                  THE OFFERING


Class A Common Stock Offered Hereby ..............             shares
Common Stock to be Outstanding after the Offering:
      Class A Common Stock .......................             shares
      Class B Common Stock .......................  24,080,280 shares (1)(2)
                                                    ----------
            Total ................................             shares (2)
                                                    ===========

Voting Rights ....................................  Each class of Common Stock has identical rights except
                                                    with respect to voting.
                                                    Each share of  Class A
                                                    Common Stock is entitled to
                                                    one vote and each share of
                                                    Class B Common Stock is
                                                    entitled to ten votes on
                                                    all matters requiring a
                                                    shareholder vote.  See
                                                    "Description of Capital
                                                    Stock--Class B Common
                                                    Stock."

Use of Proceeds ..................................  To repay amounts outstanding under the
                                                    Revolving Credit Facility
                                                    (as herein defined) and for
                                                    general corporate purposes,
                                                    including financing further
                                                    expansion and development
                                                    of the Operating Systems,
                                                    capital expenditures and
                                                    operating expenses in
                                                    connection with the launch
                                                    and development of the
                                                    Planned Systems and
                                                    possible acquisitions of
                                                    additional wireless cable
                                                    systems, assets or channel
                                                    rights.

Nasdaq National Market Symbol ....................  WBSA

________________________________

(1) Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder and in certain other circumstances. See "Description of Capital Stock--Class B Common Stock."

(2) Does not include: (i) 2,344,201 shares of Class B Common Stock issuable upon exercise of stock options outstanding as of July 31, 1996 with an exercise price of between approximately $1.46 and $4.17 per share, of which 709,201 are currently exercisable; (ii) 13,500,000 shares of Class B Common Stock issuable upon exercise of warrants outstanding as of July 31, 1996 with an exercise price of $3.00 per share; and (iii) 24,052,280 shares of Class B Common Stock issuable upon conversion of the Convertible Preferred Stock. See "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data as of and for each period in the three year period ended December 31, 1995 have been derived from audited financial statements of the Company and its subsidiaries. The following summary consolidated financial data for the six month periods ended June 30, 1995 and June 30, 1996 have been derived from unaudited consolidated financial statements that in the opinion of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial data for such periods.

     The summary pro forma statement of operations and other data give effect to the acquisition of the Boise and Yakima Systems and the issuance of Convertible Preferred Stock and the application of the proceeds therefrom as if such events had occurred on January 1, 1995. The pro forma data should not be considered indicative of actual results that would have been achieved had the events described above been consummated on the date or for the periods indicated and do not purport to indicate results of operations for any future period.

     These data should be read in conjunction with the financial statements of the Company and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Consolidated Financial Data," each of which is included elsewhere in this Prospectus. The financial statements include operations of the Predecessor Partnership to March 1994, and the operations of the Company thereafter. The Company's acquisition and development of its systems during the periods reflected in the Summary Consolidated Financial Data materially affect the comparability of that data from one period to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                Year Ended December 31,
                                                                -----------------------
                                                                                                                Pro
                                                                                                               Forma
                                           1992              1993             1994             1995            1995(a)
                                           ----              ----             ----             ----            ----
                                                     (in thousands, except per share, system and subscriber data)
STATEMENT OF OPERATIONS DATA:
 Revenues..........................     $   361           $ 2,669           $ 9,591           $16,874         $18,431
 Expenses..........................       1,804             6,758            13,998            24,054          25,801
 Loss from operations..............      (1,443)           (4,089)           (4,407)           (7,180)         (7,370)
 Interest income (expense), net....          94                39              (539)             (447)           (169)
 Net loss..........................      (1,337)           (4,015)           (4,938)           (7,627)         (7,539)
 Preferred stock dividend
  requirement......................          --                --                --            (2,414)         (3,634)
 Net loss applicable to
  common stock.....................      (1,337)           (4,015)           (4,938)          (10,041)        (11,173)
 Net loss per common share(b)......     $ (0.20)          $ (0.36)          $ (0.23)          $ (0.42)        $ (0.46)
 Weighted average common and
  common equivalent shares
  outstanding(b)...................       6,582            11,004            21,642            24,052          24,052
OPERATING AND OTHER DATA:
 EBITDA(c).........................     $(1,069)          $(2,489)          $   242           $ 3,169         $ 3,778
 Systems in operation at end
  of period........................           1                 2                 3                 5               5
 Total subscribers at end of
  period...........................       3,500            11,500            34,600            57,000          57,000

                                                              Six Months Ended
                                                                  June 30,
                                                              ----------------
                                                               Pro
                                                              Forma
                                             1995            1995(a)                1996
                                             ----            -------                ----

 STATEMENT OF OPERATIONS DATA:
  Revenues..........................       $ 7,480         $ 9,037                $10,190
  Expenses..........................        10,559          12,306                 13,604
  Loss from operations..............        (3,079)         (3,269)                (3,414)
  Interest income (expense), net....          (274)              4                   (493)
  Net loss..........................        (3,353)         (3,265)                (3,907)
  Preferred stock dividend
   requirement......................          (611)         (1,772)                (1,894)
  Net loss applicable to
   common stock.....................        (3,964)         (5,033)                (5,801)
  Net loss per common share (b).....       $ (0.16)        $ (0.21)               $ (0.24)
  Weighted average common and
   common equivalent shares
   outstanding(b)...................        24,052          24,052                 24,052
 OPERATING AND OTHER DATA:
  EBITDA(c).........................       $ 1,477         $ 2,086                $ 1,971
  Systems in operation at end
   of period........................             5               5                      5
  Total subscribers at end of
   period...........................        52,700          52,700                 63,100

                                                                        June 30, 1996
                                                     ----------------------------------------------------
 BALANCE SHEET DATA:                                        Actual                          As Adjusted(d)
                                                     ----------------                       --------------
  Cash and cash equivalents.......................         $   217
  Investment in wireless cable systems, net.......          54,755                                54,755
  Total assets....................................          58,271
  Long-term debt, including current portion.......          12,545
  Convertible preferred stock.....................          39,308                                39,308
  Total stockholders' equity......................           1,080

(a) The summary pro forma statement of operations and other data give effect to acquisition of the Boise and Yakima Systems and the issuance of Convertible Preferred Stock and the application of the proceeds therefrom as if such events had occurred on January 1, 1995. See "Pro Forma Consolidated Financial Statements."

(b) Excludes the common stock equivalents of employee stock options and warrants, as the effect on all periods presented is anti-dilutive. The pro forma computation of weighted average common and common equivalent shares outstanding and net loss per common share for years prior to 1995 assumes common shares issued to the partners in exchange for their partnership interests were issued at the time of, and in proportion to, partner capital contributions to the Predecessor Partnership.

(c) "EBITDA" means net income (loss) before interest income, interest expense, income taxes, depreciation and amortization expenses. EBITDA is commonly used as a measure of performance in the subscription television industry; however, EBITDA does not purport to represent cash provided by or used in operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.

(d) As adjusted to reflect sale of ____ shares of Class A Common Stock offered hereby at an initial public offering price of ____ per share which is the mid-point of the range of the anticipated initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS



     An investment in the Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus, in connection with an investment in the Class A Common Stock offered hereby.

     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or joint ventures by the Company; (ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy; (vi) the declaration and payment of dividends; or (vii) regulatory matters affecting the Company. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences.

     LIMITED OPERATIONS; HISTORY OF LOSSES. The Company's operations commenced in March 1992. The Operating Systems include the Fort Pierce and Melbourne Systems, in which the Company initiated service in 1992 and 1993, respectively, and the Sacramento, Boise and Yakima Systems, which the Company acquired in March 1994, March 1995 and April 1995, respectively. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Class A Common Stock. Given the Company's limited operating history, there can be no assurance that it will be able to compete successfully in the subscription television industry.

     The Company has recorded net losses in each year of its operations. At June 30, 1996, the Company's accumulated deficit was approximately $26.1 million. Losses incurred since inception are attributable primarily to start-up costs, subscriber service costs, interest expense and depreciation of assets required to develop wireless cable systems. The Company expects to continue to experience net losses while it develops and expands its wireless cable systems. There can be no assurance that the Company will generate sufficient operating revenues to sustain positive EBITDA or to achieve positive net income in the foreseeable future. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CAPITAL REQUIREMENTS FOR GROWTH; NEED FOR ADDITIONAL FINANCING. The growth of the Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for expansion of the Company's subscriber base and system development. The Company may require additional financing, through debt or equity financings, joint ventures or other arrangements, to cover ongoing operating losses. Additional equity or debt also may be required to finance future acquisitions of wireless cable operations, assets or channel interests. In addition, the Convertible Preferred Stock is mandatorily redeemable by the Company for cash, if not previously converted into Class B Common Stock, on December 31, 2002.
There can be no assurance that the Company will be able to obtain additional debt or equity on satisfactory terms, or at all, to meet its future financing needs. The Company's future capital requirements also will depend upon a number of factors, including marketing expenses, staffing levels and subscriber growth, as well as other factors that are not within the Company's control, such as competitive conditions, programming costs and capital costs. The lack of available additional capital could have a material adverse effect on the Company and its ability to compete successfully in the subscription television industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     COMPETITION AND NEW TECHNOLOGIES. The subscription television industry is highly competitive. While wireless cable systems typically compete directly with both hard-wire cable companies and satellite delivery systems, recent regulatory changes and technological developments have encouraged new competitors, such as telephone companies, to enter the subscription television business. Many of the Company's existing or potential competitors have substantially greater name recognition and greater financial, technical and human resources than the Company and therefore may be better able to develop and operate subscription television systems. The hard-wire cable companies competing in the Company's operating markets currently offer approximately 12 to 70 channels to their subscribers, compared to between 29 and 34 channels offered by the Company. While the Company believes that its lower prices provide a competitive advantage, aggressive price competition by any existing or new competitor would likely have a material adverse effect on the Company's results of operations and financial condition. The subscription television industry also competes with conventional over-the-air broadcast television stations and, in areas where several off-air television signals can be received free, subscription television systems have found market penetration to be more difficult.

     New and advanced technologies for the subscription television industry, such as Local Multipoint Distribution Service ("LMDS") and direct broadcast satellite services ("DBS"), are in various stages of development. In addition, digital video compression ("DVC") and fiber optic networks are being implemented and supported by entities such as hard-wire cable companies and regional telephone companies which are likely to have greater resources than the Company. When fully deployed, these new technologies could have a material adverse effect on the demand for wireless cable services. There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the market for subscription television services. See "Industry Overview--Competition."

     DIFFICULTIES AND UNCERTAINTIES OF A NEW INDUSTRY. Wireless cable television is a developing industry with a relatively short operating history. Potential investors should be aware of the difficulties and uncertainties normally associated with developing industries, such as a lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop and survive as a viable industry. See "Industry Overview--Wireless Cable Technology."

     GOVERNMENT REGULATION. The right to transmit video programming, entertainment services and other information on wireless frequencies is regulated by the FCC. In each metropolitan market, the FCC has allocated 33 channels for the primary purpose of wireless transmissions of video programming. Licenses for both Multipoint Distribution Service ("MDS") and Instructional Television Fixed Service ("ITFS") channels are granted based upon applications filed with the FCC. FCC approval is also required for license amendments, license modifications, license assignments, transfers of control of licensees and license renewals. The FCC imposes restrictions and conditions upon the use and operation of channels. FCC licenses are limited in duration and subject to renewal procedures.

     In February 1996, the Telecommunications Act of 1996 (the "1996 Act") was enacted, resulting in comprehensive changes to the regulatory environment for the telecommunications industry as a whole and the competitive environment in which the Company operates. The 1996 Act substantially reduces regulatory authority over hard-wire cable rates and affords hard-wire cable operators greater flexibility to offer different rates to certain of their subscribers, and thereby permits them to offer discounts on hard-wire cable service to the Company's subscribers or prospective subscribers. The 1996 Act also permits telephone companies to enter the video distribution business, subject to certain conditions. The entry into the video distribution business by telephone companies who have greater access to capital and other resources, could provide significant competition to wireless cable providers, including the Company. In addition, the legislation affords relief to DBS service by preempting the authority of local governments to impose certain taxes. The 1996 Act delegates to the FCC the authority to adopt regulations implementing certain of its provisions. The Company cannot reasonably predict the substance of rules and policies to be adopted by the FCC or the effect of the legislation and any such rules on the Company's operations. See "Industry Overview--Regulatory Environment--The 1996 Act."

     While current FCC rules are intended to promote development of a competitive subscription television industry, the statutes, rules and regulations affecting the subscription television industry could change and any future changes in FCC rules, regulations, policies or procedures could have a material adverse effect on the industry as a whole and the Company in particular.

     UNCERTAINTY OF ABILITY TO OBTAIN FCC AUTHORIZATIONS. Wireless cable systems transmit programming over some or all of the 33 MDS and ITFS channels that are licensed by the FCC in a particular market. Depending upon availability and interference considerations, the FCC also may license LPTV channels in certain markets that can be used in conjunction with the MDS and ITFS channels in the wireless cable system. The Company owns one LPTV channel in Fort Pierce and three LPTV channels in Melbourne that it intends to use in the channel line-ups in those Operating Systems. There can be no assurance that the Company will be able to acquire additional LPTV channels in its other markets.

     Depending upon the number of local off-air channels that are available in a market, the Company estimates that a minimum of 15 wireless cable channels is necessary to offer commercially viable wireless cable service. With the exception of Eureka, the Company has or will have the right to use at least 20 channels in each of its markets upon the grant of certain license applications. Based upon the initial new station applications already filed by the Company, however, the Company believes it will be able to file acceptable applications for a sufficient number of additional channels in each market in order to develop systems in those markets. As to any new applications filed by the Company, especially if the Company's engineering plans are altered in any way, the Company may need to secure interference agreements with nearby incumbent licensees and other BTA Authorization winners. See "--Interference Issues."

     All of the channels composing a wireless cable system must operate from the same transmitter site so that subscribers may receive a clear picture on all channels offered. In the Company's seven Planned Systems, it does not currently have the right to operate a sufficient number of channels from a single transmitter site. In these markets, the Company is dependent upon the following types of approvals from the FCC before operations in a coordinated manner can begin: (i) grant of pending applications for new licenses or for modification of existing licenses; and (ii) grant of new station applications and license modification applications, which have not yet been filed with the FCC. Currently, the Company has applications pending with the FCC in most of its markets. See "Business--The Company's Markets." In launching or upgrading a system, the Company may wish to relocate its transmission facility or increase its height or signal power in order to serve its targeted market. If such changes cause the Company's signal to violate the above referenced interference standards in the protected service areas of other wireless license holders, the Company would be required to negotiate interference agreements with such other license holders. There can be no assurance that any of these applications will be granted by the FCC. The Company believes that denial of any single application will not adversely affect the Company. However, denial of several applications, particularly if concentrated in one or a few of the Company's markets, could have a material adverse effect on the ability of the Company to serve such market or markets. See "Industry
Overview--Regulatory Environment--Licensing Procedures."

     MDS authorizations are also subject to cable cross-ownership prohibitions. An MDS authorization may not be granted to a cable operator if a portion of the MDS station's protected service area is within a franchise area actually served by the cable operator. Although the Company is not a cable operator and its investors, including Boston Ventures, are not cable operators, two affiliates of Boston Ventures own interests in Falcon Holding Group, L.P. ("Falcon"). Under the FCC's attribution rules, these interests could be attributed to Boston Ventures and the Company and thereby call into question the cable cross-ownership rules in communities where the Company owns or seeks to own MDS authorizations and Falcon operates cable systems. In March 1995, before Boston Ventures invested in the Company, the Company sought and received a waiver of the cable cross-ownership rules from the FCC relating to the extent of cross-ownership between the Company and Falcon. The market of particular concern at that time was Melbourne. However, subsequent to receiving the waiver, the Company bid for and won BTA Authorizations for three other markets where Falcon operates cable systems: Coos Bay, Eureka and Roseburg. While an additional waiver request may not have been necessary, the Company has requested waivers from the FCC in each of these markets. There can be no assurance that the Company will obtain the requisite governmental approvals for these or any other markets where the conflict may exist.

     PHYSICAL LIMITATIONS OF WIRELESS CABLE TRANSMISSION. Line-of-sight wireless cable programming is transmitted via microwave frequencies from a head-end to a small receive-site antenna at each subscriber's location. Reception of wireless cable programming generally requires a direct, unobstructed line-of-sight from the head-end to the subscriber's receive-site antenna. Therefore, in communities with hilly terrain, dense foliage, tall buildings or other obstructions in the transmission path, wireless cable transmissions can be difficult or impossible to receive at certain locations. Consequently, the Company may not be able to supply service to certain potential subscribers within its service areas. While the Company intends to employ signal repeaters to overcome line-of-sight obstructions, there can be no assurance that it will be able to secure the necessary FCC authorizations for the repeaters. In addition to line-of-sight obstructions, in limited circumstances extremely adverse weather can damage individual receive-site antennae as well as transmission equipment.

     INTERFERENCE ISSUES. Interference from other wireless cable systems can limit the ability of a wireless cable system to serve any particular point. Historically, the FCC's primary concern in licensing MDS and ITFS stations has been avoiding situations where proposed new or modified stations are predicted to cause interference to the reception of previously proposed or authorized stations. Since conclusion of the BTA Auctions, the FCC also is now concerned that proposed stations not cause interference along BTA boundaries. MDS and ITFS licensees that were in existence before the advent of the BTA Auctions ("incumbent licensees") are protected from interference within a 35-mile radius of their transmission site. Licenses issued in connection with a BTA Authorization will be protected from interference from other proposed new or modified BTA Authorizations at the BTA boundary.

     Where the FCC-prescribed interference protection standards cannot be met, negotiation of interference agreements with nearby licensees is necessary in order to receive FCC grant of pending applications. At this time, the Company will be required to negotiate interference agreements in West Palm Beach, Yakima and Kennewick (upon acquisition) in order to obtain the grant of its pending applications. See "Business--The Company's Markets." In launching or upgrading a system, the Company may wish to relocate its transmission facility or increase its height or signal power in order to serve its targeted market. If such changes would cause the Company's signal to violate the above referenced interference standards in the protected service areas of other wireless license holders, the Company would be required to negotiate interference agreements with such other license holders. There can be no assurance that the Company will be able to negotiate all necessary interference agreements on terms acceptable to the Company or that the FCC will approve the Company's applications. In the event that the Company cannot obtain interference agreements required to implement the Company's plans for a market, the Company may have to curtail or modify operations in that market, utilize a less optimal tower location or reduce the height or power of the transmission facility, which could have a material adverse effect on the growth of the Company in that market.

     With respect to the Company's planned West Palm Beach System, the Company is a party to a settlement agreement which resolves mutually exclusive applications for ITFS licenses, and is seeking FCC approval to modify existing and proposed ITFS facilities in the West Palm Beach market. License holders who intend to initiate a wireless cable service in Miami have opposed the proposed settlement agreement. The Company has filed a formal objection to the opposition by the Miami license holders, and believes that an agreement acceptable to all parties can be reached. However, there can be no assurance that the Company will be able to negotiate successfully such an agreement with the Miami license holders. The Company believes that the failure to negotiate an interference agreement could lead to interference affecting approximately 25.0% of the LOS households in the West Palm Beach market.

     DEPENDENCE ON KEY INDIVIDUALS. The Company is dependent in large part on the experience and knowledge of its senior management, particularly William W. Kingery, Jr., President and Chief Executive Officer of the Company. The loss of the services of Mr. Kingery could have a material adverse effect upon the Company. The Company has entered into an employment agreement with Mr. Kingery. See "Management--Employment Agreements." Furthermore, should Mr. Kingery no longer be involved in the management of the Company, the Company would be in default under its Revolving Credit Facility.

     NEED TO MANAGE GROWTH. Since inception, the Company has experienced rapid growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth has increased the operating complexity of the Company and the level of responsibility for management personnel. Through acquisition of new systems and the development of its Operating Systems and Planned Systems, the Company expects to continue to experience rapid growth. In managing this growth, the Company will be required to continue to expand its operating and financial systems and to train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified employees to meet the Company's needs during its growth.

     DEPENDENCE UPON PROGRAM MATERIAL AND CHANNEL LEASE AGREEMENTS. The Company has fixed-term contracts with various program suppliers, such as CNN, ESPN and HBO. These contracts generally cover a period of one to ten years and are typically renewable upon expiration. Although the Company has no reason to believe that these contracts will not be renewed upon expiration, if the contracts are not renewed, the Company will be required to seek program material from other sources. While current legislation requires that vertically integrated multiple cable system operators ("MSOs") sell programming to their competitors on fair and reasonable terms, there can be no assurance that the Company will be able to procure programming at favorable rates. Certain portions of that legislation unrelated to programming access are the subject of various legal challenges. See "Industry Overview--Regulatory Environment."

     Although the Company's strategy is to own a significant number of the available wireless cable channel licenses in each of its markets, the Company, particularly in its Sacramento System, is dependent on leases with third parties for some of its wireless cable channels. Under FCC rules, the terms of certain of the leases cannot exceed ten years. While many of the Company's leases provide for automatic renewals, or provide the Company with a right of first refusal in the event the lessor proposes to lease channels to a third party, there can be no assurance that these leases will be renewed or extended beyond their current terms or on terms satisfactory to the Company. Similarly, the failure by these lessors to comply with the terms of their FCC authorizations or rules could result in the termination or forfeiture of their authorizations or the denial of their license renewal by the FCC. While the Company's lease agreements with license holders typically require the license holders, at the Company's expense, to use their best efforts, in cooperation with the Company, to make various required filings with the FCC in connection with the maintenance and renewal of licenses, any terminations, forfeitures or denial of license renewal by the FCC or failure to obtain renewal of channel lease agreements would result in a reduction of the amount of programming the Company offers in some markets. In addition, while the Company's leases with MDS and ITFS licensees require their cooperation, it is possible that one or more of such licensees may hinder or delay the Company's efforts to use the channels. See "Business--Licenses and Channel Leases."

     CONTROL BY EXISTING STOCKHOLDERS; CONFLICT OF INTEREST. Boston Ventures owns Convertible Preferred Stock which is convertible, at any time, into shares of Class B Common Stock. If converted, Boston Ventures would own approximately 38.6% of the Class B Common Stock on a fully diluted basis which as of July 31, 1996 after giving effect to the Offering would have represented ____% of the voting power of the Common Stock. Pursuant to the Stockholders Agreement, Boston Ventures has the right to designate two persons to be elected to the Company's Board of Directors who may not be removed except by a unanimous vote of the Board of Directors and whose vote is required to approve certain material transactions. As a result of these rights, Boston Ventures is in a position to influence significantly the business and affairs of the Company. See "Principal Stockholders--Stockholders Agreement" and "--Preferred Stock Purchase Agreement" and "Description of Capital Stock--Convertible Preferred Stock." In addition to Boston Ventures' holdings, approximately 20.3% of the Class B Common Stock on a fully diluted basis, representing _____% of the voting power of the Common Stock as of July 31, 1996 and after giving effect to the Offering is beneficially owned by Dean L. Buntrock or members of his family who, in the aggregate, may be able to exercise considerable control over the Company's affairs. There can be no assurance that the interests of these stockholders and the other stockholders will not conflict. See "Principal Stockholders--Stockholders Agreement" and "--Authority to Issue Preferred Stock; Anti-Takeover Provisions." Also, under the Company's Revolving Credit Facility, specified changes in the percentage of Common Stock held by certain of the Company's shareholders could result in an event of default.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering and based on the shares of Common Stock outstanding as of June 30, 1996, the Company will have a total of __________ shares of Common Stock outstanding, assuming no exercise of outstanding warrants for 13,500,000 shares of Class B Common Stock immediately prior to the closing of the Offering and no exercise of options after June 30, 1996. Of these shares, the _______ shares of Class A Common Stock offered hereby (__________ shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The 24,080,280 shares of Class B Common Stock outstanding and any shares purchased in this Offering by an affiliate are "restricted shares" as that term is defined by Rule 144 as promulgated under the Securities Act ("Restricted Shares"). Because Class B Common Stock is convertible into Class A Common Stock, however, sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Class A Common Stock.
The current stockholders and the executive officers who, upon completion of the Offering, will own in the aggregate _________ shares of Class B
Common Stock and the Company have each agreed not to directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. The number of shares of such Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.

     In addition, holders of 24,080,280 shares of Class B Common Stock and the holders of warrants to purchase 13,500,000 shares of Class B Common Stock may require the Company to register their shares of Class B Common Stock under the Securities Act, which would permit such holders to resell a certain amount of their shares without complying with Rule 144. Such holders have, however, waived their registration rights with respect to the Offering and have agreed to a similar 180-day lock-up period with respect to the warrants and shares of Class B Common Stock for which the warrants are exercisable. See "Principal

Stockholders--Stockholders Agreement," "Description of Capital
Stock--Class B Common Stock" and "Description of Capital Stock--Warrants."

     The Company has reserved for issuance ________ shares of Class ___ Common Stock under the Directors' Plan (as defined herein) and 3,103,000 shares of Class B Common Stock under the Stock Option Plan. As of July 31, 1996, options to purchase a total of 2,344,201 shares of Class B Common Stock pursuant to the Stock Option Plan were outstanding with an exercise price of approximately
$1.46 (with the exception of options to purchase 300,000 shares of Class B Common Stock issued in July 1996 exercisable at approximately $4.17 per share) of which 709,201 were fully vested and exercisable. Of the shares issuable upon exercise of such options, _____ are subject to a similar lock-up period with respect to such shares. See "Management--Stock Option Plan," and "Underwriting."

     Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options.
See "Management--Non-Employee Director Stock Option Plan."

     Prior to this Offering, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

     AUTHORITY TO ISSUE PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. The Company's Board of Directors has the authority to issue up to _________ shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. In addition, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Class A Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Class A Common Stock. Currently the Company has 35,000 shares of Convertible Preferred Stock outstanding. The shares of Convertible Preferred Stock may be converted into Class B Common Stock at the Applicable Conversion Rate (as defined in the Company's Amended and Restated Certificate of Incorporation (the "Certificate")) and the holders are entitled to anti-dilution protection in the event of the sale or issuance of any Common Stock for a price per share less than the Applicable Conversion Rate. See "Description of Capital Stock--Convertible Preferred Stock" and "--Preferred Stock."

     Certain provisions of the Certificate could delay, defer or prevent a takeover attempt that a stockholder might consider in the Company's best interest. These provisions may adversely affect prevailing market prices for the Class A Common Stock. These provisions include the terms of the Class B Common Stock, which has ten votes per share for every one vote per share by Class A Common Stock, and the authority of the Board of Directors to issue preferred stock in one or more series without the consent of the Class A Common stockholders. In addition, Section 203 of the Delaware General Corporation Law (the "Delaware Act") prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder" unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. The Stockholders Agreement also may make it difficult in some respects to effect a change in control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Class A Common Stock, may discourage third party bidders from making a bid for the Company or may reduce any premiums paid to shareholders for their Class A Common Stock. See "Principal Stockholders--Stockholders Agreement" and "Description of Capital Stock."

     LACK OF DIVIDEND HISTORY. The Company has never declared or paid any cash dividends on any of its Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the terms of the Company's credit facilities, the terms of any preferred stock and other factors the Board of Directors considers appropriate. The Company currently intends to retain earnings, if any, to support continuing growth and expansion. Although accruing, no dividends have been paid to date on the Convertible Preferred Stock. See "Dividend Policy," and "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources" and "Description of Capital Stock--Convertible Preferred Stock."

     DILUTION. The anticipated initial public offering price of the Class A Common Stock of $____ per share (the mid-point of the proposed range of $_____ to $_____) is substantially higher than the net tangible book value per share of Common Stock. Investors in shares of Class A Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value per share of Common Stock from the initial public offering price, and may incur substantial additional dilution upon the exercise of outstanding stock options and warrants by holders thereof.

     ABSENCE OF A PUBLIC MARKET AND SUBSTANTIAL POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The price of the Class A Common Stock offered hereby will be determined through negotiations between the Company and the Underwriters and may not reflect the market price of the Class A Common Stock after the Offering. See "Underwriting." The market price of the Class A Common Stock could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new services by the Company or its competitors and other events and factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have affected the market prices for many emerging growth companies, often being unrelated to their operating performance. Such market fluctuations could have a material adverse effect on the market price of the Class A Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the __ shares of Class A Common Stock offered by the Company (assuming an offering price of $_______ per share, the mid-point of the range of the anticipated initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses), are estimated to be approximately $___ million (approximately $___ million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds, the Company intends to use approximately $____ million to repay outstanding amounts under its $40.0 million Revolving Credit Facility (as herein defined) and the remaining proceeds for general corporate purposes, including financing further expansion and development of the Operating Systems, capital expenditures and operating expenses in connection with the launch and development of the Planned Systems and possible acquisition of additional wireless cable systems, assets or channel rights. Pending use by the Company for the foregoing purposes, the net proceeds will be invested in short-term, investment grade interest-bearing securities.



                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on any class of its Common Stock and does not expect to declare any such dividends for the foreseeable future. The Company is currently accruing dividends on its Convertible Preferred Stock. The Certificate prohibits the payment of any dividends on Common Stock while any Convertible Preferred Stock is outstanding and accrued dividends on the Convertible Preferred Stock remain unpaid. The Company may not declare dividends on the Class B Common Stock without declaring an equal per share dividend on the Class A Common Stock. In addition, the terms of the Revolving Credit Facility prohibit the payment of dividends so long as any funds are outstanding or the commitment to lend remains in place. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Payments of any future dividends (other than stock dividends) will depend upon earnings and capital requirements of the Company, the Company's credit facilities and other factors the Company's Board of Directors considers appropriate. The Company currently intends to retain earnings, if any, to support continuing growth and expansion.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to: (i) give effect to the sale by the Company of _____ shares of Class A Common Stock offered (assuming an initial public offering price of $_____ per share, the mid-point of the range of the anticipated initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the proceeds therefrom and (ii) reflect the designation of the original Common Stock as Class B Common Stock and the authorization of a new Class A Common Stock. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.



                                                                                   June 30, 1996
                                                                          ---------------------------------
                                                                          Actual                As Adjusted
                                                                          ------                -----------
                                                                             (unaudited, in thousands)
Cash and cash equivalents............................................    $   217                   $
                                                                         =======                   =======
Current portion of long term debt....................................    $    45                   $
                                                                         =======                   =======
Long-term debt:
 Revolving Credit Facility(1)........................................    $12,500                   $

Convertible Preferred Stock, $.01 par value,
 35,000 shares authorized, issued and outstanding,
 stated at liquidation value, including cumulative
 dividends of $4,307,835.............................................     39,308                    39,308
                                                                         -------                   -------
Stockholders' equity:

Preferred Stock, $.01 par value,
        __________ shares authorized, no shares
        issued and outstanding (other than Convertible
        Preferred Stock) and no shares issued and outstanding
        (other than Convertible Preferred Stock) as adjusted.........         --                        --

Common Stock, $.01 par value,
        65,000,000 shares authorized, 24,080,280 shares
        issued and outstanding and no shares authorized,
        issued and outstanding as adjusted(2)........................        241                        --

Class A Common Stock $.01 par value,
        _____ shares authorized, no shares issued and
        outstanding, _____ shares issued and outstanding
        as adjusted..................................................         --

Class B Common Stock $.01 par value,
        ____ authorized, no shares issued outstanding,
        ____ shares issued and outstanding as adjusted...............         --                       241

Additional paid in capital...........................................     26,971

Accumulated deficit..................................................    (26,132)                  (26,132)
                                                                         -------                   -------
        Total stockholders' equity...................................      1,080
                                                                         -------                   -------
                Total capitalization.................................    $52,888                   $
                                                                         =======                   =======


- -------------------------------

(1) In November 1995, the Company entered into a $40.0 million secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility becomes a term loan on December 31, 1998, at which time outstanding borrowings are amortized on a quarterly basis through December 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) The capitalization table does not reflect the exercise of outstanding warrants to purchase 13,500,000 shares of Class B Common Stock for an aggregate purchase price of $40.5 million or exercisable options to purchase 709,201 shares of Class B Common Stock for an aggregate purchase price of approximately $1.0 million.

                                    DILUTION

     Purchasers of the shares of Class A Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of their Class A Common Stock from the initial public offering price. As of June 30, 1996, the net tangible book value of the Common Stock was $________, or $_____ per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. Assuming no changes in the net tangible book value after June 30, 1996, other than to give effect to the sale of the ______ shares of Class A Common Stock offered (assuming an initial public offering price of $_______ per share, the mid-point of the range of the anticipated initial public offering price, and after deducting underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1996 would have been $_________, or $______ per share ($______ per share if the Underwriters' over-allotment option is exercised in full), representing an immediate increase in net tangible book value per share of $_____ to existing stockholders and an immediate dilution of $_______ per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution:


   Assumed initial public offering price per share
     Net tangible book value before the Offering ....................................  $          $
     Increase per share attributable to sale of new shares to new investors..........     ______
   Pro forma net tangible book value after the Offering..............................                _______

   Dilution of net tangible book value to new investors..............................             $  =======




     The following table sets forth as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total effective cash consideration paid, and the average price per share paid by existing stockholders and by new investors purchasing shares sold by the Company in the Offering.


                               Shares Purchased               Total Consideration       Average Price
                              Number      Percent              Amount    Percent          Per Share
Existing stockholders....... 24,080,280   _____%             $27,211,512   _____%        $_________
New investors..............  __________   _____               __________   _____%        $_________
Total.....................                100.0%             $             100.0%
                             ==========   ======              ==========   ======


     The foregoing table assumes: (i) no exercise of outstanding warrants to purchase 13,500,000 shares of Class B Common Stock for an aggregate purchase $40.5 million; (ii) no exercise of exercisable options to purchase 709,201 shares of Class B Common Stock for an aggregate purchase price of approximately $1.0 million; and (iii) no conversion of the Convertible Preferred Stock into 24,052,280 shares of Class B Common Stock and cash payment of the $4.3 million accrued preferred dividend upon such conversion. If all such warrants and options were assumed to be exercised, Convertible Preferred Stock converted and preferred dividends paid at June 30, 1996 the pro forma tangible book value after the Offering would have been $________, or $______ per share. This would represent an immediate dilution of $____ per share to investors purchasing Class A Common Stock in the Offering. See "Description of Capital Stock."

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1995, gives effect to the acquisition of the Boise and Yakima Systems and the issuance of Convertible Preferred Stock and the application of the proceeds therefrom as if such events had occurred on January 1, 1995.

     These pro forma financial statements should be read in conjunction with the financial statements of the Company, as well as the financial statements of Boise Cable Limited Partnership and Northwest Cable Network included elsewhere in this Prospectus. The pro forma adjustments, as described in the accompanying notes are based upon currently available information and upon certain assumptions that management believes are reasonable under current circumstances. The pro forma information does not purport to be indicative of the results which would have been achieved had the events described above been consummated for the periods indicated and do not purport to indicate the results of operations for any future period.


                                                                    Year Ended December 31, 1995
                                                --------------------------------------------------------------------
                                                                                                           Unaudited
                                                   WBSA                 Boise             Yakima           Combined
                                                Historical              Historical(a)  Historical(a)         Total
                                                ----------              ----------     ----------          ---------
                                                          (Unaudited, in thousands except per share amounts)
Revenues....................................       $16,874                    $551         $1,006          $18,431
Expenses:
  System operations.........................         8,913                     228            344            9,485
  Selling, general and administrative.......         4,792                     100            276            5,168
  Depreciation and amortization.............        10,349                      93            197           10,639
                                                    ------                    ----         ------          -------
    Total operating expenses................        24,054                     421            817           25,292
                                                    ------                    ----         ------          -------
Income (loss) from operations...............        (7,180)                    130            189           (6,861)
Interest income.............................            25                      --             --               25
Interest expense............................          (472)                    (32)          (146)            (650)
                                                   -------                    ----         ------          -------
Net income (loss)...........................        (7,627)                     98             43           (7,486)
Preferred stock dividend requirement........        (2,414)                     --             --           (2,414)
                                                  --------                    ----         ------          -------
Net income (loss) applicable to common stock      $(10,041)                   $ 98         $   43          $(9,900)
                                                  ========                    ====         ======          =======
Net loss per common share...................      $  (0.42)                                                $ (0.41)
                                                  ========                                                 =======
Weighted average number of common shares and
  common equivalent shares outstanding......        24,052                                                  24,052
                                                  ========                                                 =======



                                                    Year Ended December 31, 1995
                                                  --------------------------------
                                                   Unaudited             Unaudited
                                                   Pro Forma             Pro Forma
                                                  Adjustments            Combined
                                                  -----------            ---------
                                         (Unaudited, in thousands except per share amounts)
Revenues....................................            --                $ 18,431
Expenses
  System operations.........................            --                   9,485
  Selling, general and administrative.......            --                   5,168
  Depreciation and amortization.............           509 (b)              11,148
                                                   -------                --------
    Total operating expenses................           509                  25,801
                                                   -------                --------
Income (loss) from operations...............          (509)                 (7,370)
Interest income.............................            --                      25
Interest expense............................           456 (c)                (194)
                                                   -------                --------
Net income (loss)...........................           (53)                 (7,539)
Preferred stock dividend requirement........        (1,220)(d)              (3,634)
                                                   -------                --------
Net income (loss) applicable to common stock       $(1,273)               $(11,173)
                                                   =======                ========
Net loss per common share...................                              $  (0.46)
                                                                          ========
Weighted average number of common shares and
  common equivalent shares outstanding......                                24,052
                                                                          ========

- ------------------------------------

(a) Historical results of operations are for the period from January 1, 1995 to March 15, 1995 for the Boise System and are for the period from January 1, 1995 to April 30, 1995 for the Yakima System.

(b) Adjusted to reflect additional depreciation and amortization expense relating to the acquisitions of the Boise and Yakima Systems under the purchase method of accounting for business combinations.

(c) Adjusted to exclude interest expense of $175,000 relating to seller debt not assumed in the purchase of the Boise and Yakima Systems and to reduce interest expense under the Previous Credit Facility (as herein defined) to reflect the payment of indebtedness thereunder with a portion of the proceeds of the Convertible Preferred Stock.

(d)  Reflects additional dividend requirements of the Convertible Preferred
     Stock.
                                      -21-

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The summary selected consolidated financial data as of and for each year in the three year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company and its subsidiaries. The following summary selected consolidated financial data for the six month periods ended June 30, 1995 and June 30, 1996 have been derived from unaudited consolidated financial statements that in the opinion of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial data for such periods.

     These data should be read in conjunction with the financial statements of the Company and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included elsewhere in this Prospectus. The Company's acquisition and development of systems during the periods reflected in the Selected Consolidated Financial Data materially affect the comparability of that data from one period to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             Year Ended December 31,               Six Months Ended June 30,
                                                   1992         1993          1994       1995           1995           1996
                                                   ----         ----          ----       ----           ----           ----
                                                              (in thousands, except per share, system and subscriber data)
STATEMENT OF OPERATIONS DATA:
 Revenues.................................      $   361        $ 2,669       $ 9,591    $ 16,874       $ 7,480        $10,190
 Expenses:
  System operations.......................          533          2,818         5,531       8,913         4,017          5,301
  Selling, general and administrative.....          897          2,340         3,818       4,792         1,986          2,918
  Depreciation and amortization...........          374          1,600         4,649      10,349         4,556          5,385
                                                -------        -------       -------    --------       -------        -------
        Total operating expenses..........        1,804          6,758        13,998      24,054        10,559         13,604
                                                -------        -------       -------    --------       -------        -------
 Loss from operations.....................       (1,443)        (4,089)       (4,407)     (7,180)       (3,079)        (3,414)
 Interest income..........................           94             62            12          25            13              1
 Interest expense.........................           --            (23)         (551)       (472)         (287)          (494)
 Minority interest........................           12             35             8          --            --             --
                                                -------        -------       -------    --------       -------        -------
 Net loss.................................       (1,337)        (4,015)       (4,938)     (7,627)       (3,353)        (3,907)
 Preferred stock dividend requirement.....           --             --            --      (2,414)         (611)        (1,894)
                                                -------        -------       -------    --------       -------        -------
 Net loss applicable to common stock......      $(1,337)       $(4,015)      $(4,938)   $(10,041)      $(3,964)       $(5,801)
                                                =======        =======       =======    ========       =======        =======
 Net loss per common share(a).............      $ (0.20)       $ (0.36)      $ (0.23)   $  (0.42)      $ (0.16)       $ (0.24)
                                                =======        =======       =======    ========       =======        =======
Weighted average common and common
 equivalent shares outstanding(a).........        6,582         11,004        21,642      24,052        24,052         24,052
                                                =======        =======       =======    ========       =======        =======
OPERATING AND OTHER DATA:
 EBITDA (b)...............................      $(1,069)       $(2,489)      $   242    $  3,169       $ 1,477        $ 1,971
 Systems in operation at end of period....            1              2             3           5             5              5
 Total subscribers at end of period.......        3,500         11,500        34,600      57,000        52,700         63,100

BALANCE SHEET DATA AT END OF PERIOD:
 Cash and cash equivalents................      $ 2,004        $   410       $   384    $    584       $ 1,002        $   217
 Investment in wireless cable systems, net        3,663          8,611        26,317      48,104        49,150         54,755
 Total assets.............................        7,067         10,751        30,533      52,216        52,965         58,271
 Long-term debt, including current
   portion................................           --          3,000        11,750       5,096         2,567         12,545
 Convertible preferred stock..............           --             --            --      37,414        35,611         39,308
 Total stockholders' equity(c)............        6,330          6,648        17,386       6,839        12,893          1,080

(a) Excludes the common stock equivalents of employee stock options and warrants as the effect on all periods presented is anti-dilutive. The pro forma computation of weighted average common and common equivalent shares outstanding and net loss per common share for years prior to 1995 assumes common shares issued to the partners in exchange for their partnership interests were issued at the time of, and in proportion to, partner capital contributions to the Predecessor Partnership.

(b) "EBITDA" means net income (loss) before interest income, interest expense, income taxes, depreciation and amortization expenses. EBITDA is commonly used as a measure of performance in the subscription television industry; however, EBITDA does not purport to represent cash provided by or used in operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.

(c) Prior to March 1994, the Company was a partnership. Total stockholders' equity for periods prior to the Company's formation represents total partners' equity with respect to the Predecessor Partnership.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company acquires, develops, owns and operates wireless cable television systems. The Company currently has systems in operation in Fort Pierce, Melbourne, Boise, Sacramento and Yakima. The Company also holds wireless cable channel rights in West Palm Beach, Coos Bay, Eureka, Helena, Klamath Falls and Roseburg, and has a pending acquisition of channel rights and equipment in Kennewick.

     The Company's goal when launching a new operating system is to achieve positive EBITDA before the allocation of corporate overhead ("System EBITDA") at relatively low penetration rates and subscriber levels, within 18 months after the launch of service. To achieve this goal, the Company launches wireless cable systems only when it is able to offer a sufficient number of available wireless cable channels from a transmission site with adequate power to deliver quality service. The Melbourne System, which is the Company's most recently launched system, achieved positive System EBITDA after approximately 12 months of service at a subscriber level of 6,000. Each of the Company's Operating Systems currently generates positive System EBITDA. The Company, on a consolidated basis and including corporate overhead expenses, also generates positive EBITDA. The Company intends to expand into markets that are geographically contiguous or in close proximity to the Operating or Planned Systems as part of a regional clustering strategy. Management believes this clustering strategy will create opportunities to develop economies of scale in marketing, subscriber service, installation and administrative management, thereby reducing the time necessary for new system launches to achieve positive System EBITDA. The Company does, however, consider acquisitions which are not geographically contiguous or in close proximity to its Operating or Planned Systems but which otherwise meet its selection criteria.

     Historically, the Company has generated net losses and can be expected to do so for the foreseeable future as it continues to develop additional operating systems. Such losses may increase as additional systems are commenced or acquired. As the Company continues to develop systems, positive System EBITDA from the Operating Systems is expected to be partially or completely offset by development costs and start-up losses from the Planned Systems.

     Revenues consist of television subscription revenues and other revenues, primarily installation fees and advertising sales. Television subscription revenues consist of monthly fees paid for basic, expanded basic, premium and pay-per-view programming and rental charges for additional outlets. Installation fees are charged in connection with, and recognized as revenue upon, the initiation of service. Revenues from advertising sales are largely dependent upon the size of the subscriber base and demand from local advertisers. The Company currently sells advertising in its Melbourne, Fort Pierce and Sacramento Systems.

     System operating expenses consist principally of programming, channel lease fees, customer service and technical labor costs related to the servicing of subscribers and the maintenance of head-end distribution facilities. Programming costs and channel lease fees (with the exception of certain fixed and minimum payments) are variable expenses which fluctuate with changes in the number of subscribers. In particular, the Company's programming expenses depend primarily upon the number and type of channels offered and are generally based on a contractual per-subscriber cost. Channel lease costs for each system vary with the number of channel rights subject to lease agreements and are also generally based on a contractual per-subscriber cost. The Company believes that owning, rather than leasing, channel rights provides certain economic and strategic benefits to the Company. License ownership eliminates the recurring monthly cost of leasing channels, thereby increasing the Company's EBITDA, and provides the Company with greater opportunities to offer additional services in connection with the deployment of new technologies. Other operating expenses, such as head-end rent and utilities, remain relatively constant, while subscriber billing, copyright fees, bad debt expenses and other costs fluctuate, but not directly proportionately to subscriber growth.

     Selling, general and administrative expenses ("SG&A") consist of sales and marketing costs, including advertising and sales commissions, personnel salaries and related benefit costs and office operations expenses. As the Company launches additional wireless cable systems, it expects SG&A expenses to increase as a direct result of hiring additional personnel, establishing new office and operational centers and incurring pre-operational expenses associated with each new market launch.

     The Company capitalizes costs associated with the installation of subscriber services, including equipment, installation labor and direct installation overhead expenses. Such capitalized installation costs are depreciated over three to five years. Costs incurred to acquire wireless cable channel licenses are capitalized and amortized generally over the life of the license, usually not more than ten years. The Company recognizes additional depreciation expense for any undepreciated cost associated with subscriber equipment that is not physically recovered upon discontinuance of service to subscribers. All selling and marketing costs are expenses as incurred.

RESULTS OF OPERATIONS

     While the period to period changes described below may be of significant magnitude in certain cases, the Company believes that the limited operating history, start-up nature and rapid growth of the Company are pervasive factors which limit the comparability of operating results between such periods.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Revenues. Revenues increased $2.7 million, or 36.0%, from $7.5 million for the six months ended June 30, 1995 to $10.2 million for the six months ended June 30, 1996. The increase was primarily due to an increase in subscribers in the Operating Systems. In addition, the acquisition of the Boise and Yakima Systems in March 1995 and April 1995, respectively, contributed revenues for only a portion of the prior period as compared to six months of revenues for 1996.

     System Operating Expenses. System operating expenses increased $1.3 million, or 32.5%, from $4.0 million for the six months ended June 30, 1995 to $5.3 million for the six months ended June 30, 1996. System operating expenses are primarily variable costs and therefore increased correspondingly with the increase in revenue and subscribers. System operating expenses as a percentage of revenues decreased from 53.7% in 1995 to 52.0% in 1996 primarily due to lower operating cost structures for the Boise and Yakima Systems relative to the Company's other Operating Systems.

     Selling, General and Administrative Expenses. SG&A increased approximately $900,000, or 45.0%, from $2.0 million for the six months ended June 30, 1995 to $2.9 million for the six months ended June 30, 1996. The increase was primarily due to incremental costs from the acquisition and integration of the Boise and Yakima Systems and increased marketing costs relating to the implementation of a marketing program designed to increase market awareness of the Company and its services.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased approximately $800,000, from $4.6 million for the six months ended June 30, 1995 to $5.4 million for the six months ended June 30, 1996. The increase was due to an increase in depreciable assets resulting from the acquisition of the Boise and Yakima Systems and installation of new subscriber equipment in the Operating Systems.

     Interest Expense. Interest expense increased $207,000, from $287,000, for the six months ended June 30, 1995 to $494,000 for the six months ended June 30, 1996. The increase was due to higher average borrowings under the Revolving Credit Facility in 1996.

     Net Loss. Net loss increased approximately $500,000, from $3.4 million for the six months ended June 30, 1995 to $3.9 million for the six months ended June 30, 1996 due to the various factors mentioned above.

     Preferred Stock Dividend Requirement. The preferred stock dividend requirement increased $1.3 million, from approximately $611,000 for the six months ended June 30, 1995 to $1.9 million for the six months ended June 30, 1996. The increase was due to the fact that the Convertible Preferred Stock was outstanding for only a portion of 1995 and the compounding of larger accrued dividends in 1996.

     Net Loss Applicable to Common Stock. Net loss applicable to common stock increased $1.8 million, from $4.0 million for the six months ended June 30, 1995 to $5.8 million for the six months ended June 30, 1996 primarily due to the higher preferred stock dividend requirement in 1996 and other factors mentioned above.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Revenues increased $7.3 million, or 76.0%, from $9.6 million for the year ended December 31, 1994 to $16.9 million for the year ended December 31, 1995. The increase was primarily due to the addition of new subscribers from the acquisition of the Boise and Yakima Systems and subscriber growth in the other Operating Systems. In addition, the acquisition of the Sacramento System in March 1994 contributed only nine months of revenues in 1994 compared to a full 12 months of revenues in 1995.

     System Operating Expenses. System operating expenses increased $3.4 million, or 61.8%, from $5.5 million for the year ended December 31, 1994 to $8.9 million for the year ended December 31, 1995. System operating expenses increased correspondingly with the increase in revenues and subscribers. System operating expenses as a percentage of revenues declined from 57.7% in 1994 to 52.8% in 1995 primarily due to lower operating cost structures for the Boise and Yakima Systems relative to the Company's other Operating Systems.

     Selling, General and Administrative Expenses. SG&A increased $1.0 million, or 26.3%, from $3.8 million for the year ended December 31, 1994 to $4.8 million for the year ended December 31, 1995. The increase was primarily due to: (i) the incremental costs from the acquisition and integration of the Boise and Yakima Systems; (ii) increased personnel costs resulting from the addition of several corporate officers during the second half of 1994; and
(iii) a full year of operations for the Sacramento System in 1995 compared to nine months of operations in 1994. These increases were partially offset by lower legal expenses and personnel-related costs in the Fort Pierce System. SG&A as a percentage of revenue decreased from 39.8% in 1994 to 28.4% in 1995 due to further realization of economies of scale and the absence of certain non-recurring costs in 1995.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $5.7 million, from $4.6 million for the year ended December 31, 1994 to $10.3 million for the year ended December 31, 1995. The increase was primarily due to: (i) the acquisition of the Boise and Yakima Systems; (ii) installation of new subscriber equipment; and (iii) accelerated depreciation of certain subscriber equipment in the Sacramento System resulting from a change in the estimated useful life of such equipment.

     Interest Expense. Interest expense decreased $79,000, from $551,000 for the year ended December 31, 1994 to $472,000 for the year ended December 31, 1995. The decrease was due to lower average borrowings under the Previous Credit Facility partially offset by higher average borrowing rates.

     Minority Interest in Net Loss of Consolidated Entities. A minority interest in certain operations of the Predecessor Partnership was acquired by the Company in March 1994, in connection with the exchange of the partners' interests for Common Stock.

     Net Loss. Net loss increased $2.7 million, from $4.9 million for the year ended December 31, 1994 to $7.6 million for the year ended December 31, 1995 due to the various factors mentioned above.

     Preferred Stock Dividend Requirement. In March and April 1995, the Company issued Convertible Preferred Stock resulting in a cumulative preferred dividend of $2.4 million as of December 31, 1995.

     Net Loss Applicable to Common Stock. Net loss applicable to common stock increased $5.1 million, from $4.9 million for the year ended December 31, 1994 to $10.0 million for the year ended December 31, 1995 due primarily to the introduction of the preferred stock dividend requirement in 1995 and other factors mentioned above.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Revenues. Revenues increased $6.9 million, or 255.6%, from $2.7 million for the year ended December 31, 1993 to $9.6 million for the year ended December 31, 1994. The increase in revenues was due to: (i) the Melbourne System being in operation for only two months in 1993 as compared to twelve months in 1994; (ii) the acquisition of the Sacramento System in March 1994; and (iii) the increase in subscribers in each of the three systems operated by the Company.

     System Operating Expenses. System operating expenses increased $2.7 million, or 96.4%, from $2.8 million for the year ended December 31, 1993 to $5.5 million for the year ended December 31, 1994. The increase was due to additional operational expenses associated with the Melbourne System and incremental costs associated with the acquisition and integration of the Sacramento System.

     Selling, General and Administrative Expenses. SG&A increased $1.5 million, or 65.2%, from $2.3 million for the year ended December 31, 1993 to $3.8 million for the year ended December 31, 1994. The increase in SG&A consisted of incremental costs associated with the acquisition and integration of the Sacramento System and the addition of personnel in a newly established corporate office in Denver, Colorado.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $3.0 million, from $1.6 million for the year ended December 31, 1993 to $4.6 million for the year ended December 31, 1994. The increase was primarily due to the increase in depreciable assets resulting from the acquisition of the Sacramento System and installation of new subscriber equipment.

     Interest Expense. Interest expense increased by $528,000, from $23,000 for the year ended December 31, 1993 to $551,000 for the year ended December 31, 1994. The increase in interest expense was due to higher average borrowings under the Previous Credit Facility.

     Net Loss. Net loss increased $900,000, from $4.0 million for the year ended December 31, 1993 to $4.9 million for the year ended December 31, 1994. The increase was due to the various factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

     The business of the Company requires substantial capital investment on a continuing basis and the availability of sufficient financing is essential to the Company's continued expansion. The Company's operations will require substantial amounts of capital for the acquisition of additional wireless cable channel rights and systems, the construction of additional transmission and head-end facilities, the installation of equipment at subscriber locations, the development of administrative and field offices, the funding of start-up losses in new markets and for other working capital requirements.

     The Company estimates that the launch of a new wireless cable system utilizing analog technology requires the expenditure of approximately $1.0 million to $1.5 million, consisting of head-end construction costs, acquisition of transmission equipment and expenses associated with pre-launch administrative and marketing activities. In comparison, the Company estimates the launch and initial development costs associated with a new wireless cable system utilizing digital technology will be approximately $2.8 million to $3.5 million. Subsequent to the launch of a new wireless cable system, the Company will incur additional capital expenditures associated with the installation of equipment at subscriber locations. Incremental installation cost per subscriber location in the Company's analog systems are approximately $350 to $450 for equipment, labor and other installation overhead costs, depending on whether set-top converters or lower cost whole-house decoders are used. Based on the Company's current estimates, incremental installation costs per subscriber location in a digital system are approximately $550 to $650 for equipment, labor and other installation overhead costs.

     Since inception, the Company has expended funds to acquire or lease channel licenses in various markets, to construct or acquire Operating Systems and to finance initial operating losses. In 1993, the Company's capital expenditures were approximately $6.4 million, including subscriber installation costs in the Fort Pierce System, construction costs for head-end facilities in the Melbourne System and acquisition costs for various channel licenses. Such expenditures were financed with contributions and loans made to the Predecessor Partnership by its limited partners.

     In 1994, the Company's capital expenditures were approximately $23.8 million, including the purchase of the Sacramento System, construction costs for a new head-end facility in the Sacramento System, subscriber installation costs associated with the expansion of the Fort Pierce, Melbourne and Sacramento Systems, and escrow deposits made in connection with the purchase of the Boise and Yakima Systems. Such capital expenditures were financed with net proceeds from the sale of Common Stock to partners of the Predecessor Partnership and borrowings under the Company's $14.0 million revolving credit facility which has since been retired (the "Previous Credit Facility").

     In 1995, the Company's capital expenditures were approximately $31.1 million, including the purchase of the Boise and Yakima Systems and subscriber installation costs associated with the expansion of the Operating Systems.
Such capital expenditures were financed with the net proceeds from the issuance of the Convertible Preferred Stock and borrowings under the Previous Credit Facility and Revolving Credit Facility. As of June 30, 1996, the Convertible Preferred Stock liquidation preference equaled $39.3 million, including accumulated dividends of $4.3 million. See "Description of Capital Stock--Convertible Preferred Stock."

     For the six months ended June 30, 1996, capital expenditures were approximately $11.5 million, principally composed of new subscriber installation costs and approximately $3.5 million paid or accrued with respect to the Company's successful BTA Auction bids.

     The Company estimates that through 1998 approximately $75.0 million of capital expenditures will be required to launch and initially develop the Planned Systems and to fund further subscriber growth in the Operating Systems. There can be no assurance, however, that the Company will not alter its current development plans to respond to specific market opportunities, channel availability, competitive factors or other industry developments or that its capital requirements will not increase as a result of future acquisitions, if any.

     Historically, the Company's ability to generate positive System EBITDA has enabled it to fund partially the expansion of its Operating Systems and to obtain bank financing to fund additional subscriber growth. New system launches are expected to generate negative System EBITDA for approximately 12 to 18 months after the launch of service. As the Company continues to develop its Planned Systems, positive EBITDA from its Operating Systems is expected to continue to offset partially start-up losses and development costs associated with new system launches. To the extent that EBITDA is insufficient to meet future capital and operating requirements of the Company, the Company will be required to utilize its Revolving Credit Facility and the proceeds of this Offering or external sources of funding to satisfy its capital needs.

     In November 1995, the Company entered into the $40.0 million secured Revolving Credit Facility. The interest rate on borrowings under the Revolving Credit Facility is based on the lender's base rate or the rate offered in the interbank Eurodollar market, plus a spread which varies based upon the Company's ratio of debt to EBITDA. The facility becomes a term loan on December 31, 1998 at which time outstanding borrowings are amortized on a quarterly basis through December 31, 2002. The Revolving Credit Facility also contains covenants that, among other things, permit borrowings based upon a defined leverage ratio of total debt to EBITDA, require the Company to meet certain subscriber levels and financial ratios and prohibit the Company from paying dividends for the term of the facility. As of July 31, 1996, the Company had $15.0 million outstanding under the Revolving Credit Facility.

     The Company intends to apply approximately $____ million of net proceeds from the Offering to the full repayment of outstanding indebtedness under the Revolving Credit Facility. The remainder of the net proceeds are expected to be used to finance further expansion and development of the Operating Systems, capital expenditures and operating expenses in connection with the launch and development of the Planned Systems, possible acquisition of additional wireless cable systems, assets or channel licenses and for general working capital purposes.

     The Company anticipates it will have a continuing need for additional financing to fund the development and subscriber growth anticipated for both the Planned and Operating Systems. Based on its current business plan, the Company expects that the net proceeds from the Offering and the available financing under the Revolving Credit Facility should be sufficient to meet its financing needs for the next 18 to 24 months. The Company may, however, elect to alter its market expansion plans which could change the timing of funding for capital and operational expenditures. The Company intends to supplement its existing sources of funds through additional borrowings, the sale of additional debt or equity securities, joint ventures or other arrangements. There can be no assurance, however, that the Company will obtain the financing to complete its current business plan or that the Company will be able to obtain such equity capital or debt on satisfactory terms, or at all, to meet its future financing needs. See "Risk Factors--Capital Requirements for Growth; Need for Additional Financing."

INCOME TAX MATTERS

     Prior to March 16, 1994, the Predecessor Partnership accumulated taxable losses of approximately $6.2 million which were allocated to its partners and are not available to offset future taxable income of the Company. Because of recurring operating losses, the provision for income taxes for all periods since that date has also been zero, and no income taxes were payable by the Company as of June 30, 1996. Through December 31, 1995, the Company had accumulated tax net operating loss ("NOL") carryovers as a Subchapter C corporation of approximately $10.9 million, expiring in 2009 and 2010. However, because the Company has not yet earned taxable income, management has recorded a valuation allowance equal to the full amount of the Company's net deferred tax assets related to its NOL and temporary differences.

NEW ACCOUNTING PRINCIPLES

     In March 1995 and October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), respectively. Both statements are effective for fiscal years beginning after December 15, 1995. The Company believes these statements will not have a material effect on its consolidated financial position or results of operations.

INFLATION

     The Company does not believe that inflation has had or is likely to have any significant impact on the Company's operations. The Company believes that it will be able to increase subscriber rates, if necessary, to keep pace with inflationary increases in costs.

                                    BUSINESS


OVERVIEW

     Wireless Broadcasting Systems of America, Inc. acquires, owns, develops and operates wireless cable systems in two regions of the United States. The Company currently provides subscription television services in its Florida region through wireless cable systems located in Fort Pierce and Melbourne and in its Northwest region through wireless cable systems located in Boise, Idaho; Sacramento, California; and Yakima, Washington. In the 12 month period ended June 30, 1996, which is the latest 12 months in which all five Operating Systems have been fully operational, the Operating Systems experienced substantial subscriber growth from approximately 52,700 to 63,100, an increase of approximately 19.7%, which represents a penetration rate of 4.8%. In addition to the Operating Systems, the Company plans to launch new systems in West Palm Beach, Florida; Coos Bay, Oregon; Eureka, California; Helena, Montana; Kennewick, Washington; Klamath Falls, Oregon; and Roseburg, Oregon. The Company's markets encompass over 2.5 million LOS households.

     The Company strives to develop its markets in a manner that produces sustainable subscriber growth and positive System EBITDA at low subscriber penetration levels. By maintaining control over operating expenses and targeting its marketing to identify, attract and retain loyal, profitable subscribers, the Company has been able to achieve positive System EBITDA in its Melbourne System, the Company's most recently launched system, at a subscription level of 6,000 subscribers within 12 months of launch. In the 12 month period ended June 30, 1996, the Company generated $19.6 million of revenues and $3.7 million of EBITDA.

     The Company has assembled a management team that has one of the most extensive subscription television operating backgrounds in the wireless cable industry. Leading the management team is William W. Kingery, Jr., President and Chief Executive Officer, who has over two decades of cable system management, financial and consulting experience in the subscription television industry. Mr. Kingery served as chief financial officer of United Cable Television Corporation, president of Daniels & Associates, Inc., and most recently as executive vice president of United Artists Cable Systems Corporation, where he had responsibility for 90 cable systems serving 1.3 million subscribers. See "Management."

HISTORY

     The Company, as the Predecessor Partnership, was formed in October 1991. In April 1992, the Company acquired certain wireless broadcasting assets in Fort Pierce and subsequently launched the Fort Pierce System in May 1992. The Company expanded its presence in Florida with the launch of the Melbourne System in November 1993. In March 1994, the Predecessor Partnership was effectively merged into Wireless Broadcasting Systems of America, Inc. and the Company simultaneously acquired the Sacramento System. The Company acquired the Boise and Yakima Systems in March and April 1995, respectively. As a result of the BTA Auctions conducted by the FCC and completed in March 1996, the Company won the BTA Authorizations for the following five new markets: Coos Bay, Eureka, Helena, Klamath Falls and Roseburg. In addition, the Company acquired licensing rights in four of its five Operating Systems and the West Palm Beach market. The Company is currently negotiating to acquire a wireless cable system in Kennewick, Washington which is in close proximity to the Yakima System.

     In March and April 1995, Boston Ventures, a private investment firm, invested $35.0 million in the Company through the purchase of shares of the Convertible Preferred Stock. Since its inception in 1983, Boston Ventures has invested approximately $1.0 billion in the media and communications industries, including significant investments in the subscription television industry.

BUSINESS STRATEGY

     The Company employs the following strategies to achieve its objective of developing wireless cable systems with sustainable growth and attaining positive System EBITDA at low penetration levels.

     Focus on Regional Clusters with Strong Growth Potential. The Company focuses on markets which it believes exhibit demographic and topographic characteristics conducive to the transmission of wireless cable services. The Company operates in and targets markets which it expects to achieve household growth rates in excess of the national average. Based upon estimates of household growth by CACI Marketing Systems ("CACI") and the Company's LOS household engineering studies, the Company estimates the LOS households in its markets will increase by 9.8% from 1995 to 2000, as compared to the 5.3% projected national mean household growth rate for the same period. The Company believes that clustering its systems provides for economies of scale in management, marketing, training, customer service and billing. The Company also believes that regional clustering enhances the Company's strategic position and opportunities for additional revenues, including advertising and other telecommunications services.

     Differentiate Service Offering. The Company seeks to differentiate its service offering from other subscription television providers by:

     -      Offering Attractive Channel Line-Ups.   The Company focuses on
            markets in which it can utilize virtually all the wireless cable channels available, and therefore is able to offer the programs which it believes are attractive to the greatest number of subscribers. The Company currently offers from 29 to 34 channels in each of its markets. "See "Business-Programming;"

     - Pricing its Service Competitively. As wireless cable systems typically incur lower initial capital costs and fewer maintenance costs than hard-wire cable operators, the Company generally offers its services below the price of comparable services offered by competing hard-wire cable operators; and

     - Providing Superior Customer Satisfaction. The Company believes it creates high levels of subscriber satisfaction by providing 24-hour-a-day, 7-day-a-week subscriber telephone support; prompt customer service and installation; as well as follow-up calls and on-site inspections to verify subscriber satisfaction. The Company also believes that its subscribers enjoy a higher level of signal quality and reliability because its signal is not adversely affected by weather or by the signal degradation and interruptions inherent in the extensive coaxial cable networks and signal boosters ("Cable Plant") required by its hard-wire competitors.

     Maximize Profitable Subscriber Growth. The Company seeks efficiencies in all aspects of its operations. When marketing its services, the Company targets loyal, profitable subscribers in an effort to achieve continued, consistent subscriber growth. To minimize turnover of existing subscribers, the Company charges installation fees, conducts credit checks and actively manages its billing. The Company efficiently plans the introduction of new equipment and technologies to its systems in a manner that avoids unnecessary overhead expenses without sacrificing quality. The Company's incentive compensation program promotes efficient subscriber service and system operation by rewarding employees for achieving targeted subscriber service goals, minimizing subscriber turnover and attaining budgeted EBITDA.

     Own Wireless Cable Channel Licenses. The Company seeks to own, rather than lease, the majority of available licenses for wireless cable channels in its markets. Benefits of ownership include: (i) increased EBITDA by eliminating the increase in variable channel leasing costs resulting from increased penetration; (ii) enhanced flexibility in deploying digital compression and other technological innovations and (iii) reduced dependence on third party channel lessors. With the exception of the Sacramento System, the Company owns between approximately 67.0% and 100.0% of the available commercial channel licenses in each of its markets.

     Maintain Disciplined Approach to New Technologies. The Company evaluates the implementation of new technologies on a market-by-market basis as dictated by subscriber demands and competitive conditions. The Company deploys cost-efficient technologies in order to maximize its return on investment. Specifically, installation of whole-house decoders, which are fully addressable, is targeted for the Company's smaller markets where digital technology is not expected to be cost-effective in the near term. Digital technology, which the Company expects to be commercially viable in 1997, will be incorporated into the Company's larger, more competitive markets. Because the Company's wireless cable systems do not utilize an extensive network of fixed plant and equipment, new technologies can be incorporated into a system with less effort and expense than would be required in a hard-wire cable system. As a result, the Company believes that it has the flexibility to deploy new technologies at a significantly lower per subscriber cost than hard-wire cable operators.

MARKETING AND SUBSCRIBER RETENTION STRATEGY

     The Company's marketing and subscriber retention strategy is aimed at:
(i) identifying and attracting loyal, profitable subscribers; (ii) minimizing subscriber turnover; and (iii) maintaining superior customer service in order to achieve continued, consistent subscriber growth.

     The Company targets customer segments which it believes exhibit the most growth potential and will generate loyal, profitable subscribers. The Company sorts its existing subscriber data into groupings and then merges that data with general market household data using a sophisticated relational database. The Company continuously tracks the subscription television buying patterns of its subscribers and utilizes focus groups and subscriber surveys to further refine the profiles of the

     Company's most loyal, profitable subscribers. The information derived by the Company from its marketing data also guides the Company in prudently and selectively implementing additional services in its various markets.

     In each of its markets, the Company's marketing staff uses a targeted plan that typically employs direct mailings, telemarketing follow-up calls and selective door-to-door sales to single family homes. In certain markets, the Company uses print and television advertising. The Company avoids non-targeted marketing techniques, such as free installation and service promotions. While such promotions may provide short-term subscriber growth, the Company believes that subscribers lured by promotions which require no financial commitment are more likely to disconnect.

     In addition to targeting single family home subscribers, the Company actively markets to MDUs where it can provide programming on a bulk basis. The Company enters into contractual arrangements with building owners which allow the Company to provide services to an entire MDU at a fixed rate for terms typically ranging from three to five years. By servicing an entire MDU, the Company is not affected by the high turnover normally associated with apartment dwelling subscribers. MDU contracts generally produce higher margins for the Company than single family residential subscribers because subscriber turnover,installation and maintenance costs are lower. To a lesser extent, the Company also markets its services to several commercial enterprises, including doctors' offices, restaurants and bars.

     While the Company believes that its targeted marketing strategy successfully identifies ideal subscribers, the Company also utilizes a number of techniques designed to minimize subscriber turnover, including: (i) requesting subscribers to make an up-front financial commitment by paying an installation charge and one month's service charge prior to receiving service;
(ii) utilizing credit checks to evaluate the creditworthiness of new subscribers and, where appropriate, collecting deposits from applicants with poor credit histories before instituting service; (iii) maintaining collection procedures to mitigate the risk of subscribers falling behind in their payments; (iv) employing a specialized team of subscriber retention personnel who work with subscribers in order to maintain their subscriptions; and (v) developing rates and programs designed to reduce the number of subscribers in Florida who are prone to canceling service during the off-season.

     The Company believes the most effective means of retaining its subscribers is providing high quality subscriber service, including: (i) 24-hour-a-day, 7-day-a-week subscriber telephone support; (ii) computerized tracking of all incoming calls to minimize waiting times; (iii) service calls generally made the same day the subscriber indicates a service problem; (iv) flexible, 6-day-a-week installation and service appointments; (v) follow-up calls and on-site inspections to verify subscriber satisfaction; and (vi) installation within three days of receiving the initial installation request. The Company also uses focus groups and subscriber surveys to monitor subscriber satisfaction.

     The Company's experience has shown that subscribers are highly sensitive to responsive and efficient subscriber service. The Company's standards of subscriber service and satisfaction meet or exceed the published standards of the National Cable Television Association. In order to encourage all employees to focus on subscriber growth and retention, the Company has instituted an incentive compensation program. Incentive compensation is paid quarterly based upon each System's EBITDA and subscriber turnover ratio as well as the System's performance rating on the following ten key measures of subscriber service and satisfaction:



  -  Percentage of phone calls answered within 18 seconds;
  -  In-home visits as a percentage of average weekly subscribers;
  -  Percentage of service requests satisfied by telephone;
  -  Installation appointments met as a percentage of scheduled appointments;
  -  Percentage of service requests satisfied on same day;
  -  Percentage of installations requiring in-home service within 30 days;
  -  Installation backlog (number of days);
  -  Installations completed as a percentage of scheduled installations;
  -  Service requests completed as a percentage of service requests; and
  -  New subscriber initial rating of quality of service.

ACQUISITION STRATEGY

     A key element of the Company's strategy is to develop or acquire additional wireless cable systems in other markets that meet its selection criteria. The Company seeks to take advantage of economies of scale and operating efficiencies, particularly where it can add to existing regional clusters or develop new regional clusters of Operating Systems. The Company intends to utilize the experience of its management in evaluating, acquiring and operating potential systems. The Company evaluates acquisition opportunities using several selection criteria, including: (i) demographic profile of the market, including size of potential subscriber base and projected household growth rates; (ii) proximity to existing markets; (iii) topography of the transmission area; (iv) availability of wireless cable channel rights and licenses; and (v) the competitive environment.

     Management believes that there are significant advantages in increasing the size and scope of its operations, including improved economies of scale in management, marketing, training, customer service and billing. Furthermore, the Company believes that increasing the size and scope of its operations will result in ancillary revenue opportunities, greater access to capital and opportunities for strategic partnering.

THE COMPANY'S MARKETS

     The following table outlines the characteristics of the markets in which the Company operates or where it anticipates launching systems.





                             Estimated
                                LOS                Number of
                         Households as of         Subscribers                        Projected Household
                            December 31,         as of June 30,         Market            Growth          Number of Channels
                              1995(1)               1996(2)         Penetration(3)    1995 to 2000(4)       Controlled(5)
                        --------------------  --------------------  --------------  --------------------  ------------------
FLORIDA MARKETS:
Ft. Pierce, FL            244,000                    12,800              5.2%              10.0%                  34
Melbourne, FL             219,000                    14,600              6.7%              11.2%                  36
West Palm Beach, FL(7)  1,010,000                      --                 --               10.8%                  31
NORTHWEST MARKETS:
Boise, ID                 130,000                    12,300              9.5%              15.4%                  33
Sacramento, CA(8)         654,000                    16,000              2.4%               7.0%                  29
Yakima, WA                 64,000                     7,400             11.6%              10.5%                  33
Coos Bay, OR               26,000                      --                 --                5.4%                  20
Eureka, CA                 42,000                      --                 --                4.1%                  10
Helena, MT                 22,000                      --                 --                9.7%                  21
Kennewick, WA(9)           72,000                      --                 --               14.4%                  33
Klamath Falls, OR          23,000                      --                 --                4.4%                  21
Roseburg, OR               32,000                      --                 --                4.3%                  21
                        ---------             -------------         --------               ----
TOTALS                  2,538,000                    63,100              4.8%(3)            9.8%(4)
                        =========             =============         ========               ====

                                        Percentage
                                            of
                        Amount of        Commercial
                        Spectrum         Licenses
                     Controlled MHz(5)   Owned(6)
                     -----------------  ----------
FLORIDA MARKETS:
Ft. Pierce, FL            202 MHz           100.0%
Melbourne, FL             214               100.0%
West Palm Beach, FL(7)    186                84.6%
NORTHWEST MARKETS:
Boise, ID                 196                85.7%
Sacramento, CA(8)         174                15.4%
Yakima, WA                196                66.7%
Coos Bay, OR              118                95.2%
Eureka, CA                 58                76.9%
Helena, MT                118               100.0%
Kennewick, WA(9)          196                69.2%
Klamath Falls, OR         100               100.0%
Roseburg, OR              124               100.0%
                                       ----------
TOTALS                                  Avg. 82.8%
                                       ==========

(1) LOS is defined as the number of households in the market that can receive an unobstructed signal through a receiving antenna that is elevated 30 feet above ground level. Estimated LOS Households are based upon engineering studies performed for the Company.

(2) Number of Subscribers includes single family homes, the number of units in each MDU and commercial subscribers.

(3) Market Penetration was derived by dividing the Number of Subscribers in each market as of June 30, 1996 by the number of Estimated LOS Households as of December 31, 1995 in that market. Total Market Penetration was derived by dividing the Total Number of Subscribers as of June 30, 1996 for all Operating Systems by the total Estimated LOS Households as of December 31, 1995 for all Operating Systems.

(4)  Based upon CACI's projection of household growth rates in each market.

(5) Spectrum is measured in megahertz ("MHz"), with each wireless cable channel containing 6 MHz of bandwidth except for channel 2A which contains 4 MHz. The Sacramento System includes channel 2, which is a full 6 MHz of bandwidth, but all of the remaining systems include channel 2A. The
     Number of Channels Controlled and Amount of Spectrum Controlled figures include one 6 MHz LPTV channel in Fort Pierce and three 6 MHz LPTV channels in Melbourne.

(6) Percentage of Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses are owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market: Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2;

     Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. In the markets where ITFS channel licenses are commercially available, the Company, as the BTA Authorization winner, has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors--Uncertainty of Ability to Obtain FCC Authorizations."

(7) The Number of Channels Controlled, Amount of Spectrum Controlled and the Percentage of Commercial Licenses Owned data for West Palm Beach are subject to the receipt of certain approvals from the FCC and/or third
     party interference agreements.   Any delays or failures in obtaining
     governmental approvals or interference agreements may delay the Company from launching the West Palm Beach System, transmitting the maximum number of channels it controls, or may cause the Estimated LOS Households in West Palm Beach to be decreased. See "Risk Factors--Interference Issues."

(8) The Company's ownership of licenses for two channels in Sacramento is subject to receiving FCC approval of an assignment application that was filed in August 1995 and of two pending requests for license renewal, one timely filed in April 1991 and one untimely filed in April 1994. There is no guarantee that the Company will obtain the requisite governmental approval.

(9) The Number of Channels Controlled, Amount of Spectrum Controlled and Percentage of Commercial Licenses Owned data contained in the table for the Kennewick System are subject to the consummation of the Kennewick acquisition. See "Prospectus Summary--History."


     OPERATING SYSTEMS

     The following is an overview of each of the Company's Operating and Planned Systems. Market household growth rate projections are based on estimates of household growth by CACI. Cable penetration rates represent the number of current hard-wire cable customers divided by the number of households passed by hard-wire cable ("Cable Penetration"). These rates were derived from statistics contained in the Television and Cable Fact Book (Volume 64, 1996 edition).

     Fort Pierce. The Fort Pierce System, consisting of operations in Indian River, St. Lucie and Martin Counties in Florida, was launched by the Company in May 1992. While the Company controls 34 channels, it currently offers a 32 channel service, comprised of 30 wireless channels and two local off-air channels. Of the 34 channels (33 wireless and one LPTV) controlled, the Company owns licenses for 14 channels. The Company also won the BTA Authorization for Fort Pierce in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the four remaining channels on which the Company does not currently offer programming, the Company intends to add one channel to its programming line-up in the third quarter of 1997 and it intends to file new station applications with the FCC for two others. The last remaining channel, channel 2A, will be utilized by the Company if and when digital technology is activated in the market. The Fort Pierce System is an analog system with addressable equipment.

     At June 30, 1996, the Company provided wireless service to approximately 12,800 subscribers which represents an increase of 1.6% from the prior year and a penetration rate of 5.2% of estimated LOS households. CACI projects that the number of households in the Fort Pierce market will increase by 10.0% for the period 1995 to 2000. The Company's principal competitors in the Fort Pierce market are Adelphia Communications, Inc. ("Adelphia") and Tele-Communications Inc. ("TCI"). Cable Penetration is approximately 73.8% in the Fort Pierce metropolitan area.

     Melbourne. The Melbourne System, which operates in Brevard County, Florida, was launched by the Company in November 1993. While the Company controls 36 channels (33 wireless and three LPTV), it currently offers a 33 channel service, comprised of 30 wireless and three local off-air channels. Of the 36 channels controlled, the Company owns licenses for 16 channels. The Company also won the BTA Authorization for Melbourne in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the six remaining channels on which the Company does not currently offer programming, the Company intends to add three channels to its programming
line-up in the fourth quarter of 1996.   One of the other channels, channel 2A,
will be utilized by the Company if and when digital technology is activated in the market. The Melbourne System is an analog system with addressable equipment.

     At June 30, 1996, the Company provided wireless service to approximately 14,600 subscribers which represents an increase of 41.8% from the prior year and a penetration rate of 6.7% of estimated LOS households. CACI projects that the number of households in the Melbourne market will increase by 11.2% for the period 1995 to 2000. The Company's principal competitors in the market are Time Warner Inc. ("Time Warner"), Falcon and TCI. Cable Penetration is approximately 73.2% in the Melbourne metropolitan area.

     Boise. The Boise System, which was acquired in March 1995, serves the Treasure Valley communities of Boise, Nampa and Caldwell, Idaho. While the Company controls 33 wireless channels, it currently offers a 34 channel service, comprised of 28 wireless and six local off-air channels. Of the 33 wireless channels controlled, the Company owns licenses for 18 channels. The Company also won the BTA Authorization for Boise in the recently concluded BTA Auction, made the initial down payment and timely filed the requisite applications with the FCC. Of the five remaining wireless channels on which the Company does not currently offer programming, the Company intends to add two channels to its programming line-up in the fourth quarter of 1996 and it has filed new station applications with the FCC for the three remaining channels. One of these channels, channel 2A, will be utilized by the Company if and when digital technology is activated in the market. The Boise System is an analog system which the Company anticipates retrofitting with whole-house decoders in the first quarter 1997.

     At June 30, 1996, the Company provided wireless service to approximately 12,300 subscribers which represents an increase of 32.3% from the prior year and a penetration rate of 9.5% of estimated LOS households. CACI projects that the number of households in the Boise market will increase by 15.4% for the period 1995 to 2000. The Company's principal competitor in the Boise market is TCI. Cable Penetration is approximately 67.9% in the Boise metropolitan area

     Sacramento. The Sacramento System was acquired in March 1994. The 32 channel service currently offered is comprised of 26 wireless channels and six local off-air channels. The Company controls a total of 29 wireless channels, of which it will own licenses for two channels pending FCC approval of an assignment application. The Company intends to add the three remaining wireless channels on which it does not currently offer programming to its programming line-up in the fourth quarter of 1996. The Company did not win the BTA Authorization for this market. The Sacramento System is an analog system which was retrofitted with addressable set-top converters which are compatible with digital compression technology.

     At June 30, 1996, the Company provided wireless service to approximately 16,000 subscribers which represents an increase of 22.1% from the prior year and a penetration rate of 2.4% of estimated LOS households. CACI projects that the number of households in the Sacramento market will increase by 7.0% for the period 1995 to 2000. The Company's principal competitors in the market are Scripps Howard, Inc. ("Scripps Howard"), Jones Intercable, Inc. ("Jones") and Sonic Cable, Inc. Cable Penetration is approximately 49.3% in the Sacramento metropolitan area.

     Yakima. The Yakima System was acquired in April 1995 and serves the Yakima Valley. While the Company controls 33 wireless channels, it currently offers a 29 channel service, comprised of 24 wireless channels and five local off-air channels. Of the 33 wireless channels controlled, the Company owns licenses for 14 channels. The Company also won the BTA Authorization for Yakima in the recently concluded BTA Auction, made the initial down payment for the market and timely filed the requisite applications with the FCC. Of the nine remaining wireless channels on which the Company does not currently offer programming, the Company intends to add eight channels to its programming line-up in the second quarter of 1997. Two of the Company's ITFS lessors in Yakima have filed new station applications with the FCC with respect to these eight channels. The Company has filed a new station application for the last remaining channel, channel 2A, and intends to use this channel if and when digital technology is activated in the market. The Yakima System is an analog system which the Company anticipates retrofitting with whole-house decoders in the first quarter 1997.

     At June 30, 1996, the Company provided wireless service to approximately 7,400 subscribers which represents an increase of 1.4% from the prior year and a penetration rate of 11.6%. CACI projects that the number of households in the Yakima market will increase by 10.5% for the period 1995 to 2000. The Company's principal competitor in the Yakima market is TCI. Cable Penetration is approximately 50.3% in the Yakima metropolitan area.

     PLANNED SYSTEMS

     West Palm Beach.  The Company controls 31 channels, of which it will own
11 channel licenses. Seven of these channels are dependent upon FCC approval of license assignment applications. The Company has the exclusive right to apply for the remaining four channels pursuant to its BTA Authorization received in the recently concluded BTA Auction. The FCC has already approved the West Palm Beach BTA Authorization for grant and the Company timely paid the requisite purchase price. The Company intends to develop West Palm Beach as a digital system.

     CACI projects that the number of households in the West Palm Beach market will increase by 10.8% for the period 1995 to 2000. In the Company's intended service area, its competitors are Adelphia, Comcast Corporation and Telemedia Cable, Inc. Cable Penetration is approximately 71.4% in the West Palm Beach metropolitan area.

     Coos Bay. The Company won the BTA Authorization for Coos Bay in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 20 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 13 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Coos Bay BTA Authorization was filed with the FCC along with the necessary applications. A new station application for four channels is currently pending. The Company intends to develop Coos Bay as an analog system with whole-house decoders.

     CACI projects that the number of households in the Coos Bay market will increase by 5.4% for the period 1995 to 2000. The Company's principal competitor in the market is Falcon. Cable Penetration is approximately 76.7% in the Coos Bay metropolitan area.

     Eureka. The Company won the BTA Authorization for Eureka in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for ten commercial wireless cable channels. The Company intends to lease 23 additional channels in the market from other spectrum owners and applicants. The FCC has already approved the Eureka BTA Authorization for grant and the Company timely paid the requisite purchase price. A new station application for one channel is currently pending, and the channel should be issued in tandem with the BTA Authorization. The Company intends to develop Eureka as an analog system with whole-house decoders.

     CACI projects that the number of households in the Eureka market will increase by 4.1% for the period 1995 to 2000. The Company's principal competitor in the market is Cox Cable Television. Cable Penetration is approximately 82.7% in the Eureka metropolitan area.

     Helena. The Company won the BTA Authorization for Helena in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Helena BTA Authorization was filed with the FCC along with the necessary applications. A new station application for four channels is currently pending. The Company intends to develop Helena as an analog system with whole-house decoders.

     CACI projects that the number of households in the Helena market will increase by 9.7% for the period 1995 to 2000. The Company's principal competitor in the market is TCI. Cable Penetration is approximately 68.3% in the Helena metropolitan area.

     Kennewick. Assuming acquisition of the Kennewick System, the Company expects to control 33 channels. The Company will have the ability to own licenses for nine channels and intends to lease 24 additional channels in the market from other spectrum owners and applicants. Part of the Kennewick Acquisition will include assignment of the BTA Authorization for the market. The Company intends to develop Kennewick as an analog system with whole-house decoders.

     CACI projects that the number of households in the Kennewick market will increase by 14.4% for the period 1995 to 2000. The Company's principal competitor in the market is TCI. Cable Penetration is approximately 70.1% in the Kennewick metropolitan area.

     Klamath Falls. The Company won the BTA Authorization for Klamath Falls in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Klamath Falls BTA Authorization was filed with the FCC along with the necessary applications. A new station application for four channels is currently pending. The Company intends to develop Klamath Falls as an analog system with whole-house decoders.

     CACI projects that the number of households in the Klamath Falls market will increase by 4.4% for the period 1995 to 2000. The Company's principal competitor in the market is TCI. Cable Penetration is approximately 68.4% in the Klamath Falls metropolitan area.

     Roseburg. The Company won the BTA Authorization for Roseburg in the recently concluded BTA Auction. As a result, the Company has the exclusive right to apply for 21 commercial wireless cable channels, eight of which are subject to commercial ITFS application restrictions. The Company intends to lease 12 additional channels in the market from other spectrum owners and applicants. The requisite down payment for the Roseburg BTA Authorization was filed with the FCC along with the necessary applications. A new station application for four channels is currently pending. The Company intends to develop Roseburg as an analog system with whole-house decoders.

     CACI projects that the number of households in the Roseburg market will increase by 4.3% for the period 1995 to 2000. The Company's principal competitors in the market are Falcon and Jones. Cable Penetration is approximately 60.5% in the Roseburg metropolitan area.

PROGRAMMING

     The Company seeks to offer popular programming at affordable prices. Typically, the Company offers between 29 and 34 channels in a market which includes 25 to 28 basic channels, three premium channels (e.g., HBO, Cinemax and The Disney Channel), one event pay-per-view (which may share spectrum with another channel), and, in certain cases, one full-time pay-per-view channel. The Company selects its basic programming channels to appeal to a broad subscriber base and does not offer programming which appeals only to small, specialized market segments. The following chart depicts the Company's current programming line-up in the Melbourne market. Channel line-ups in other markets are substantially similar.

                               CHANNEL OFFERINGS

BASIC CHANNELS
- --------------
ABC (local network affiliate)              TNT (sports, movies)
A&E (arts and entertainment programming)   USA (general interest)
AMC (classic movies)                       The Weather Channel (weather)
CBS (local network affiliate)              WGN-Chicago (sports, movies, news superstation)
CMT (country music)                        WBSF-independent
CNN (news)                                 WIRB-independent
CNBC (news  and financial)                 WMFE-independent
CSPAN I (public affairs)                   WTGL-independent
CSPAN II (public affairs)
The Discovery Channel (science)            PREMIUM CHANNELS
ESPN (sports)                              Cinemax
Fox (local network affiliate)              The Disney Channel*
Lifetime (interests)                       Home Box Office
MTV (music television)
NBC (local network affiliate)              PAY PER VIEW
                                           ------------
Nickelodeon (children's)                   Selected events
Sunshine Sports Network (regional sports)
Sci-Fi Channel (special interest)
TBS-Atlanta (sports, movies)
TNN (music)

______________________

* The Disney Channel is included in the Melbourne basic programming line-up.

     The basic programming package offered by the Operating Systems is comparable to that offered by the local hard-wire cable operators with respect
to the most widely watched channels.   Specific programming packages vary
according to particular market demand. The Company's programming is supplied by numerous distributors and thus the Company is not dependent upon any one program supplier. In addition, only a few of the major cable television programming services carried by the Company are not currently directly or indirectly owned by MSOs and the Company historically has not had difficulty in arranging satisfactory contracts for these services. The Company believes that it will have access to sufficient programming material to enable it to provide widely demanded channel line-ups in its markets for the foreseeable future.

     In markets where the Company retransmits local VHF/UHF channels, it must obtain the consent of local off-air broadcasters. Although there can be no assurance that the Company will be able to obtain the requisite broadcaster consents, the Company believes in most cases it will be able to do so for little or no additional cost. Wireless cable systems, unlike hard-wire cable systems, are not required under the FCC's "must carry" rules to retransmit a specified amount of local commercial television or qualified LPTV channels.

     In Melbourne and Fort Pierce, the Company owns LPTV channels. Among the possible uses for LPTV that the Company is currently considering are: network affiliation, home shopping affiliation, additional premium services, additional pay-per-view services and digital music. If the use of LPTV channels proves successful, the Company may apply for LPTV channels in its other wireless cable markets.

EQUIPMENT AND TECHNOLOGY

     Wireless subscriber equipment components used in the Company's systems are generally similar to those used in hard-wire cable systems. Subscriber equipment includes a receive antenna, down converter, home wiring, addressable set-top converter with a handheld wireless remote control unit or addressable whole-house decoder. Some systems also include an off-air receive antenna to improve the picture quality of the local off-air channels. The Company is not dependent upon any one supplier for its equipment needs and believes such equipment is readily available from a number of suppliers. The following represents the technologies the Company intends to implement in the near term:

     Whole-House Decoders. Whole-house decoders obviate the need for set-top converters and are generally installed on the exterior of the home. The whole-house decoder provides the same addressable features as today's set-top converters. Because whole-house decoders are compatible with digital systems, they will require only supplementation should the Company begin implementing digital video technology in its markets. The Company anticipates installing whole-house decoders in its Boise and Yakima Systems in the first quarter 1997.

     The Company believes that use of whole-house decoders will substantially reduce capital expenditures per subscriber installation. In addition to this initial cost advantage, the use of whole-house decoders has aesthetic advantages (the need for set-top converters is eliminated) and, because the technology makes it unnecessary to enter the subscriber's home to remove the home equipment, significantly reduces costs associated with termination of service and recovery of the equipment.

     Digital Video Compression Technology. Currently, wireless cable companies can provide up to 33 analog channels. DVC technology is expected to increase channel capacity by four to ten times. Increased channel capacity would enable the Company to offer additional programming alternatives and increase pay-per-view programs. Management believes that DVC technology will provide wireless cable subscribers better signal coverage, digital quality video and audio signals and incremental digital products and services. The Company intends to launch its West Palm Beach System as a digital system and is exploring providing hybrid analog-digital service in its Sacramento System

     The Company intends to implement digital video technology and offer interactive services when management believes that the reliability of the equipment for DVC has been sufficiently proven and the Company can economically justify its widespread implementation. Although management believes that DVC will enable the Company to offer additional programming and increase the homes that the Company can service from a head-end, before making an investment in DVC equipment, the Company intends to evaluate subscriber demand for the incremental programming and services that would be available. The Company believes the experiences of other wireless cable operators who have announced or commenced test deployments of these technologies will enable the Company to further evaluate the benefits of implementing DVC in its own systems. The Company also believes that evaluating the costs and benefits of DVC and interactivity before implementing the service is consistent with its marketing strategy. Due to the limited number of physical components of the wireless transmission system, the Company believes that it can more easily adapt to technological changes than can hard-wire cable operators. Nonetheless, the cost of such adaptation by the Company could be substantial and negatively impact the cost differential between wireless and other systems. See "Risk Factors--Capital Requirements for Growth; Need for Additional Financing" and "Management's Discussion of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FACILITIES

     The principal physical assets of a wireless cable system consist of satellite signal reception equipment, radio transmitters, transmission antennae, as well as office space and head-end space. The Company leases office space for its corporate headquarters in Denver, Colorado, and office and warehouse space for each of its Operating Systems. The Company expects to purchase or lease additional office space for each of its Planned Systems in connection with the launch of those systems.

     In addition to office space, the Company also leases or intends to lease head-end space in the markets where it operates, or intends to operate, its wireless cable systems. The Company's head-end lease agreements provide for locating transmitters, antennae and other equipment to broadcast wireless cable signals. The agreements generally cover a period of five to ten years and are subject to renewal upon expiration. To date, the Company has been able to obtain suitable head-end space on satisfactory terms for each of its Operating Systems. In the event that any one or more of these leases is terminated or not renewed upon expiration, the Company will be required to obtain alternative head-end space in order to broadcast its programming.

LICENSES AND CHANNEL LEASES

     The Company believes it is unique in its industry in terms of ownership of substantially all of the commercially available licenses in most of its markets. The balance of the channels the Company uses in each market to transmit programming are utilized through long-term, exclusive lease agreements with unaffiliated third parties. The term of the Company's typical channel leases is ten years. Benefits of ownership include: (i) increased EBITDA by eliminating the variable channel leasing costs resulting from increased penetration; (ii) enhanced flexibility in deploying digital compression and other technological innovations; and (iii) reduced dependence on third party channel lessors. With the exception of the Sacramento System, the Company owns between approximately 67.0% and 100.0% of the available commercial channel licenses in each of its markets.

     The following table indicates, for each of the Company's markets, the total channels controlled, the number of channels leased, the number of channels owned through licenses and the percentage of commercial licenses owned by the Company.

                                 CHANNEL RIGHTS




                                                                   Number of Channels           Percentage of
                     Total Channels           Channels                Owned through          Commercial Licenses
                      Controlled(1)           Leased(2)              Licenses(1)(2)               Owned (3)
                     --------------          -----------           ------------------        -------------------
FLORIDA MARKETS:
 Ft. Pierce(4)                34                   20                    14                          100.0%
 Melbourne(4)                 36                   20                    16                          100.0%
 West Palm Beach(5)           31                   20                    11                           84.6%


NORTHWEST MARKETS:
 Boise (6)                    33                   15                    18                           85.7%
 Sacramento(7)                29                   27                     2                           15.4%
 Yakima(8)                    33                   19                    14                           66.7%
 Coos Bay                     20                   --                    20                           95.2%
 Eureka                       10                   --                    10                           76.9%
 Helena                       21                   --                    21                          100.0%
 Kennewick(9)                 33                   24                     9                           69.2%
 Klamath Falls                21                   --                    21                          100.0%
 Roseburg                     21                   --                    21                          100.0%

(1) The Total Channels Controlled and Number of Channels Owned through Licenses Owned figures include channels that are not yet issued but for which the Company received the exclusive right to file applications as the winner of certain BTA Authorizations. In Boise and Yakima, the Company owns eight commercial ITFS channel licenses in each market which the FCC previously granted to commercial entities. The FCC will now grant commercial ITFS channels to BTA Authorization holders only, under certain circumstances. As the BTA Authorization winner, the Company has the exclusive right to apply for and anticipates owning eight commercial ITFS channel licenses in four of its new markets as follows: Coos Bay, Helena, Klamath Falls and Roseburg. The Company's rights are subject only to possible applications of educational institutions and non-profit organizations and restrictions resulting therefrom.

(2) In Coos Bay, Eureka, Helena, Klamath Falls and Roseburg, the Company is in the process of securing lease agreements with educational institutions and non-profit organizations and others who are either licensed on the frequencies in the market, or who have applied for or will apply for frequencies in the market. The channels associated with such efforts have not been included in the data presented.

(3) Percentage of Commercial Licenses Owned is calculated by dividing the number of commercial channels for which licenses are owned by the Company by the total number of commercial channels for which licenses are available in each market, in each case exclusive of LPTV channels. The Company owns the licenses for the following number of commercial channels in each market: Fort Pierce, 13; Melbourne, 13; West Palm Beach, 11; Boise, 18; Sacramento, 2; Yakima, 14; Coos Bay, 20; Eureka, 10; Helena, 21; Kennewick, 9; Klamath Falls, 21; and Roseburg, 21. The total number of commercial channels available for license ownership in Fort Pierce, Melbourne, West Palm Beach, Sacramento, Eureka and Kennewick is 13 and the total number of commercial channels available for license ownership in Boise, Yakima, Coos Bay, Helena, Klamath Falls and Roseburg is 21, of which 8 are commercially available ITFS channel licenses. In the markets where ITFS channel licenses are commercially available, the Company, pursuant to its BTA Authorization has the exclusive right to file license applications under FCC rules and regulations, subject only to applications of educational and non-profit institutions and restrictions resulting therefrom. See "Risk Factors--Uncertainty of Ability to Obtain FCC Authorizations."

(4) The Channels Controlled and Licenses Owned figures include one 6 MHz LPTV in Fort Pierce and three LPTV channels in Melbourne.

(5) The Company will acquire the licenses to seven channels in the West Palm Beach market upon FCC approval of license assignment applications. A Marketwide Settlement Agreement encompassing 27 channels in the West
     Palm Beach market was filed with the FCC on May 25, 1995 and provides for reallocation of the 27 frequencies between and among all parties to the settlement and includes modification applications to collocate all 27 channels to the Company's West Palm Beach tower site. There can be no guarantee that the Company will receive the requisite governmental approvals or third party interference agreements that may be necessary for this market. Any delays or failures in obtaining governmental approvals or interference agreements may delay the Company from launching the West Palm Beach market and/or transmitting the maximum number of channels it controls in the market. See "Risk Factors--Interference Issues." The Company acquired an additional four channels for West Palm Beach in conjunction with winning the BTA Authorization for the market.

(6) Two channels on which the Company will lease excess capacity in Boise and one channel the Company will own through license are awaiting grant by the FCC of a new station application.

(7) The Company's ownership of licenses for two channels in Sacramento is subject to receiving FCC approval of an assignment application that was filed in August 1995 and of two pending requests for license renewal, one timely filed in April 1991 and one untimely filed in April 1994. There is no guarantee that the Company will obtain the requisite governmental approval.

(8) Nine of the channels the Company controls in Yakima are awaiting grant by the FCC of their new station applications.

(9) Twelve of the ITFS channels the Company will lease in Kennewick are subject to receiving FCC approval of the new station applications that have been filed by the channel lessors. These applications are mutually exclusive with other applications that were filed for the market.
     However, based upon the selection criteria the FCC utilizes in choosing between and among mutually exclusive applicants, the Company believes these applicants will be awarded the licenses for these 12 channels. One channel the Company will own through license in Kennewick is also awaiting grant by the FCC. See "Prospectus Summary--History."

     The holder of a license issued by the FCC has the right to apply to renew such license at its expiration date provided that the license holder has complied with the terms of the license and files an appropriate renewal applications in a timely manner. While the Company expects grants of its pending applications and BTA Authorizations, there can be no assurance that the Company will receive the requisite governmental approvals. See "Risk Factors--Uncertainty of Ability to Obtain FCC Authorization" and
"--Interference Issues."

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company is involved in certain pending or threatened legal proceedings. In the opinion of management, none of such legal proceedings will have a material effect on the financial position or results of operations of the Company.

EMPLOYEES

     At June 30, 1996, the Company had a total of 211 employees. None of the Company's employees is subject to a collective bargaining agreement. The Company has experienced no work stoppages and believes that it has good relations with its employees.

                               INDUSTRY OVERVIEW

SUBSCRIPTION TELEVISION INDUSTRY

     The subscription television industry began in the late 1940s to serve the needs of residents in predominantly rural areas with limited access to local off-air VHF/UHF broadcasts. The subscription television industry, consisting primarily of hard-wire cable systems, expanded to metropolitan areas because, among other reasons, it could offer better reception and more programming than local off-air channels. Currently, subscription television systems offer a variety of programming, which generally include basic, enhanced basic, premium and, in some instances, pay-per-view service.

     A subscription television subscriber typically pays an initial connection charge and a fixed monthly fee for basic service. The monthly basic service fee varies from one area to another and is a function, in part, of the number of channels and services included in the basic service package, the operating and capital costs of the subscription television system operator and competition within the market. In most instances, subscribers are charged a separate monthly fee for each premium service and certain other specific programming, with discounts generally available to subscribers receiving multiple premium services. Monthly service fees for basic, enhanced basic and premium services constitute the major source of revenue for subscription television systems. Subscribers normally are free to discontinue service at any time. Converter rentals, remote control rentals, installation charges and reconnect charges for subscribers who were previously disconnected as well as advertising revenue are also included in a subscription television system's revenues, but generally are not major components of such revenues. The 1996 Act (and implementing regulations) imposed regulation of cable prices for programming and equipment. See "--Regulatory Environment."

TRADITIONAL HARD-WIRE CABLE TECHNOLOGY

     Most subscription television systems are hard-wire cable systems which currently use coaxial cable to transmit television signals, although many have upgraded or are considering upgrading to fiber optic cable which has greater channel capacity than coaxial cable. Traditional hard-wire cable operators receive, at a head-end, signals for programming services, such as CBS, NBC, ABC, Fox, HBO, Cinemax, CNN, etc., which have been transmitted to them by broadcast or satellite transmissions. A head-end consists of signal reception, decryption, retransmission, encoding and related equipment. The operator then delivers the signal from the head-end to subscribers via Cable Plant. As a direct result of the use of Cable Plant to deliver signals, hard-wire cable systems are susceptible to signal problems. Signals can be transmitted via coaxial cable only a relatively short distance without amplification. Each time a television signal passes through an amplifier some measure of noise is added. A series of amplifiers between the head-end and the viewing subscriber leads to progressively greater noise and, accordingly, for some viewers, a grainier picture. Also, an amplifier must be properly balanced or the signal may be improperly amplified. Failure of any one amplifier in the chain of a Cable Plant will black out the transmission signal from that point to the end of the series. Regular system maintenance is required due to water ingress, temperature changes and other equipment problems, all of which may affect the quality of signals delivered to subscribers. Some hard-wire cable companies have begun installing fiber optic networks which will substantially reduce the transmission and reception problems currently experienced by hard-wire cable systems and will expand the channel capacity of their systems. The installation of such networks will require a substantial investment by hard-wire cable operators.

WIRELESS CABLE INDUSTRY

     The wireless cable industry was made commercially possible in 1983 when the FCC reallocated a portion of the electromagnetic radio spectrum located between 2500 and 2700 MHz for commercial use. Nevertheless, regulatory and other obstacles impeded the growth of the wireless cable industry through the remainder of the 1980s. In addition, before the 1992 Cable Act became effective, a continued supply of programming from cable-controlled programmers was not assured. The factors contributing to the increasing growth of wireless cable systems since that time include: (i) regulatory reforms by the FCC to facilitate competition with hard-wire cable; (ii) Congressional scrutiny of the rates and practices of the hard-wire cable industry; (iii) increasing availability of programming for wireless cable systems; (iv) subscriber demand for alternatives to hard-wire cable service; (v) increasing accumulation by wireless cable operators of a sufficient number of channels in each market to create a competitive product; and (vi) increased availability of capital to wireless cable operators in the public and private markets. According to the 1995 Cable TV Financial Data Book published by Paul Kagan Associates, Inc. ("Kagan"), approximately 150 wireless cable systems presently operate in the United States serving approximately 400,000 subscribers at the end of 1993 and approximately 600,000 subscribers at the end of 1994. In addition, the 1995 Wireless Cable Databook also published by Kagan, estimated that wireless cable would be serving 950,000 subscribers at the end of 1995.

     Wireless cable can provide subscribers with the same or superior video television signal as that of hard-wire cable. Like a hard-wire cable system, wireless cable receives programming at a head-end. Unlike hard-wire cable systems, however, the programming is then retransmitted by microwave transmitters operating in the 2150-2162 MHz and 2500-2686 MHz portions of the electromagnetic radio spectrum from an antenna typically located on a tower or building to a small receiving antenna located at a subscriber's premises. At the subscriber's location, the signals are descrambled, converted to frequencies that can be viewed on a television set and relayed to a subscriber's television set by coaxial cable. Wireless cable requires a clear LOS, because the microwave frequencies used will not pass through dense foliage, hills, buildings or other obstructions. Some of these obstructions can be overcome with the use of signal repeaters which retransmit an otherwise blocked signal over a limited area. Since wireless cable systems do not require an extensive Cable Plant, wireless cable operators can provide subscribers with a high quality picture resulting in a reliable signal with few transmission disruptions at a significantly lower system capital cost per installed subscriber than hard-wire cable systems.

SUBSCRIPTION TELEVISION INDUSTRY TRENDS

     Wireless cable operators will be affected by subscription television industry trends as well as trends which are particular to the wireless cable industry. In order to maintain and increase subscribers in the years ahead, wireless cable operators will need to adapt rapidly to industry trends and may need to modify practices to remain competitive.

     Digital Compression.   Several suppliers of wireless cable equipment are
currently in the process of developing the digital equipment necessary to process and deliver digital programming. The DVC technology is expected to increase the channel capacity of each wireless cable channel by four to ten times. This will create between 132 and 330 channels for a system with 33 analog channels today. Currently, several wireless operators have begun testing of DVC systems with several systems' head-ends constructed (PacBell Corp. in Los Angeles; and CAI Wireless Systems, Inc. ("CAI") in Virginia and Massachusetts). Digital converters are now starting to be manufactured with market availability targeted for late 1996 or early 1997. However, FCC approval is required before a company can convert to or offer digital programming. See "--Regulatory Environment."

     Interactive Services. Wireless cable systems are currently technically capable of offering selected interactive services by transmitting data from the subscriber's location back to the head-end facility using response channels licensed to wireless operators by the FCC. The introduction of digital technology and wireless cable modems is expected to broaden the services that can be offered. Several manufacturers of wireless cable equipment are currently developing the equipment and technology that will allow for more services than are available today using response channels.

     Two-way digital equipment, which may be available within the next several years, will allow for interactive services such as impulse pay-per-view, home shopping, video games and interactive two-way data exchange. A potentially significant service being developed today is Internet access. Modems are being developed and tested that will allow for asymmetrical operations (data rates different in each direction) using either the telephone company lines for the return path to the head-end facility ("telco return") or radio frequencies already licensed and used by wireless operators ("RF return").

     For Internet and Internet-like services utilizing a telco return, the modem uses the telephone line to request information from the head-end. The head-end communicates to the Internet through dedicated high speed telephone lines. The information from the Internet is sent to the head-end where it is then sent out on one of the MDS channels which has been dedicated to two-way data services. With the RF return setup, the request is sent from the modem to a transceiver located on the roof of the subscriber's home. The transceiver not only processes the standard video channels to the television, it also transmits a signal through the air which is received at the head-end or cell site. From there, it proceeds the same as the telco return described above.

     Advertising. Local and national advertising through various interconnects continues to grow as a source of revenue for hard-wire and wireless cable operators. The Company currently sells advertising in its Fort Pierce, Melbourne and Sacramento Systems and expects to eventually have such capability in all of its markets. The Company believes its regional clustering facilitates its ability to deliver advertising throughout an entire region and not just isolated markets.

REGULATORY ENVIRONMENT

     General. The wireless cable industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act empowers the FCC, among other things, to issue, revoke, modify and renew licenses within the spectrum available to wireless cable; to approve the assignment or transfer of control of such licenses; to approve the location of wireless cable systems; to regulate the kind, configuration and operation of equipment used by wireless cable systems; and to impose certain equal employment opportunity and other reporting requirements on wireless cable operators.

     The FCC has determined that wireless cable systems are not "cable systems" for purposes of the Communications Act. Accordingly, a wireless cable system does not require a local franchise and is subject to fewer local regulations than a hard-wire cable system. Moreover, all transmission and reception equipment for a wireless cable system can be located on private property; hence, there is no need to make use of utility poles or dedicated easements or other public rights-of-way. Unlike hard-wire cable operators, wireless cable operators do not have to pay local franchise fees. Legislation has been introduced in some states, including Illinois, Maryland and Florida, which would authorize state and local authorities to impose on all video program distributors (including wireless cable distributors) a tax on each distributor's gross receipts, comparable to the franchise fees paid by hard-wire cable operators. While the proposals vary among states, the bills would require, if passed, as much as 5.0% of gross receipts to be paid by wireless distributors to local authorities. Efforts are underway by the Wireless Cable Association International, Inc., an industry trade association, to preempt and thereby prevent such state taxes through federal legislation.
In addition, the industry is opposing the state bills as they are introduced, and in Pennsylvania and Virginia, it has succeeded in being exempted from the video tax that was enacted into law. The City of Yakima also has adopted a tax on gross receipts of subscription television providers from within its city limits. Similar legislation could be introduced in other states and municipalities where the Company does business. It is not possible to predict whether or not new state or municipal laws will be enacted which impose new taxes on wireless operators. Hearings by the Judiciary Subcommittee of the Commercial and Administrative Law Committee of the United States House of Representatives were held on July 25, 1996 to hear presentations supporting the exemption of wireless cable operators from local franchise taxes through federal preemption.

     Licensing Procedures. The FCC awards MDS and ITFS licenses based upon applications demonstrating that the applicant is legally and technically qualified, and certifying that it is otherwise qualified to hold the license and that the operation of the proposed station will not cause impermissible interference to other stations or proposed stations entitled to interference protection.

     The FCC accepts applications for new ITFS stations or major modifications to authorized ITFS stations during designated filing "windows." When two or more ITFS applicants file for the same channels and the proposed facilities cannot be operated without impermissible interference, the FCC employs a set of comparative criteria to select from among the competing applicants.

        Recently, the FCC adopted a competitive bidding mechanism under which initial MDS licenses for 493 designated BTAs were auctioned to the highest bidder. The BTA Auction concluded on March 28, 1996 after 181 rounds of bidding. High bidders were required to submit specified down payments to the FCC by April 5, 1996. BTA Auction winners have the exclusive right to apply for MDS and commercial ITFS channels within their BTAs, subject to compliance with interference protection, construction of the channels and other rules.

     Generally, once a commercial license application is approved by the FCC and the applicant resolves any deficiencies identified by the FCC, a conditional license is issued, allowing construction of the station to commence. Construction of ITFS stations generally must be completed within 18 months of the date of grant of the authorization. Construction of MDS stations licensed pursuant to initial applications filed before the implementation of the BTA Auction rules generally must be completed within 12 months. If construction of MDS or ITFS stations is not completed within the authorized construction period, the licensee must file an application with the FCC seeking additional time to construct the station and demonstrate therein compliance with certain FCC standards. If the extension application is not filed or is not granted, the license will be deemed forfeited. The construction requirements applicable to MDS stations licensed pursuant to the BTA Auction are substantially different. The licensee must build stations capable of reaching two-thirds of the population of the area within its control in the BTA within five years.

     FCC rules prohibit the sale for profit of a conditional commercial license or of a controlling interest in the conditional license holder prior to construction of the station or, in certain instances, prior to the completion of one year of operations. However, the FCC does permit the leasing of 100.0% of a commercial license holder's spectrum capacity to a wireless cable operator and the granting of options to purchase a controlling interest in a license even before such holding period has lapsed.

     License Renewals. Applications for renewal of MDS and ITFS licenses must be filed within a certain period prior to expiration of the license term, and petitions to deny applications for renewal may be filed during certain periods following the public notice of the filing of such applications. Licenses are subject to revocation or cancellation for violation of the Communications Act or the FCC's rules and policies. Conviction for certain criminal offenses also may render a licensee or applicant unqualified to hold a license.

     Channels Available for Wireless Cable. The right to transmit video programming, entertainment services and other information on wireless cable frequencies is regulated by the FCC. In each metropolitan market, the FCC has allocated 33 channels for the primary purpose of wireless cable transmissions of video programming. The spectrum bandwidth associated with these channels varies between 196 and 198 MHz depending upon whether channel 2 or 2A is included. In the largest 50 markets channel 2 is available and consists of a full 6 MHz of bandwidth; the remainder of the markets include channel 2A which consists of 4 MHz of bandwidth and, in an analog format, is not capable of full audio and video transmissions. The 33 channels consist of 13 MDS channels, which can be used exclusively for commercial purposes, and 20 ITFS channels. The FCC does not impose any restrictions on the terms of MDS channel leases, other than the requirement that the licensee maintain effective control of its MDS station. The same FCC control requirement applies to ITFS licensees.

     Except in limited circumstances, 20 ITFS channels in a service area are licensed to qualified educational institutions and non-profit organizations. Each of these channels must be used a minimum of 20 hours per week for instructional programming (12 hours per week in the first two years). The remaining "excess air time" on an ITFS channel may be leased to wireless cable operators for commercial use, without further restrictions (other than the right of the ITFS license holder, at its option, to recapture up to an additional 20 hours of air time per week for educational programming). Certain programs (e.g., C-SPAN and Discovery Channel) qualify as educational programming and thereby facilitate greater usage by the Company of an ITFS channel. ITFS excess capacity leases cannot exceed terms of ten years.

     A technique known as "channel mapping" also permits ITFS licensees to meet their minimum educational programming requirements by transmitting educational programming over several ITFS channels at different times, but in a manner which appears to the viewer as one channel. Lessees of ITFS's "excess air time" generally have the right to transmit to their subscribers the educational programming provided by the lessor at no incremental cost. The FCC amended its rules to permit "channel loading" in 1994. Channel loading permits ITFS license holders to consolidate their educational programming on one or more of their ITFS channels thereby providing wireless cable operators leasing such channels, including the Company, with greater flexibility in their use of ITFS channels. Under certain circumstances, the FCC will issue commercial ITFS licenses to wireless cable operators. However, henceforth only BTA Authorization holders may apply for initial commercial ITFS licenses.

     LPTV Licensing. In each television market, the FCC makes available for licensing 66 LPTV channels: 12 standard VHF channels (2-13) and 54 UHF channels (14-36, 38-69). The FCC uses a window-filing procedure to process LPTV applications, and each applicant can apply for a total of five LPTV channels per window-filing period. There is no limit on the number of LPTV channels an entity may own and LPTV licenses are not subject to FCC auctions or competitive bidding procedures. The FCC considers potential interference and availability of spectrum when granting LPTV licenses.

     Like wireless cable channels, LPTV channels are a full six MHz of spectrum, and the 30-mile reach of an LPTV channel is compatible with the 35-mile protected service area of a wireless cable system. LPTV channels are received at the subscriber's home through either an off-air antenna or a UHF loop antenna.

     Tower Location and Signal Strength. The FCC also regulates transmitter locations and signal strength. The operation of a wireless cable television system requires the co-location of a commercially viable number of transmitting antennae with common power levels.

     Protected Service Areas. Under the current FCC regulations, a wireless cable operator generally may serve any location within the LOS of its transmission facility, provided that it complies with the FCC's interference protection standards. A MDS station generally is automatically entitled to interference protection within a 35-mile radius around its transmitter site. Usually an ITFS facility is, upon request, entitled to the same 35-mile protected service area during excess capacity use by a wireless cable operator, and during non-excess capacity use times, interference protection for all of its FCC-registered receive-sites located within 35 miles of its transmitter.

     The 1992 Cable Act. The 1992 Cable Act imposed additional regulation on hard-wire cable operators and permits regulation of hard-wire cable rates in markets in which there is no "effective competition." The 1992 Cable Act, among other things, directed the FCC to adopt comprehensive new federal standards for local regulation of certain rates charged by hard-wire cable operators. The 1992 Cable Act also deregulated hard-wire cable rates in a given market once other subscription television providers offer comparable video programming to at least 50.0% of the households in a franchise area and serve, in the aggregate, at least 15.0% of the cable franchise area. Rates charged by wireless cable operators, already typically lower than hard-wire cable rates, are not subject to regulation under the 1992 Cable Act. Pursuant to the 1992 Cable Act, the FCC has required hard-wire cable operators to implement rate reductions.

     The 1996 Act. A principal focus of the 1996 Act is freeing local telephone companies and long distance telephone companies from barriers to competing in each other's lines of business and preempting state restrictions on competition in the provision of local telephone service. In addition, the 1996 Act contains provisions which amend the 1992 Cable Act and which affect wireless cable operators.

     A significant potential effect on wireless cable operators of the 1996 Act may result from its provisions exempting hard-wire cable systems from rate regulation. In particular, the 1996 Act will end rate regulation of all but basic cable service by 1999 and immediately removes virtually all rate regulation of "small cable operators"--those cable operators that, directly or through an affiliate, serve in the aggregate fewer than 1.0% of all U.S. cable subscribers, and are unaffiliated with any entity whose gross revenue in the aggregate exceeds $250.0 million--in those franchise areas in which it serves 50,000 or fewer subscribers. In the wake of the lifting of rate caps, some of such cable systems may raise their rates which would improve the existing price advantages of wireless cable operators over competing traditional hard-wire cable service providers.

     The 1996 Act also contains provisions allowing local exchange telephone companies to offer cable service within their telephone service areas. Under the 1992 Cable Act, exchange telephone companies were free to offer wireless cable service anywhere, but could offer wired cable service only outside of their exchange telephone areas or solely as common carriers, subject to FCC authorization. The 1996 Act allows exchange telephone companies to offer video programming services via radio communications (such as wireless cable) without regulation of rates or services, to offer hard-wire or fiber cable service channels for hire by video programmers, to offer their own hard-wire or fiber optic service over networks with channels also available for use by other video program services providers under a modified regulatory scheme and to provide traditional cable service subject to local franchising requirements. However, the FCC has recently implemented those provisions of the 1996 Act and, accordingly, it is too early to predict the impact, if any, that such FCC regulations will have on wireless cable operators.

     The 1996 Act offers wireless cable operators and satellite programmers relief from private and local government-imposed restrictions on the placement of receive-site antennae. In some instances, wireless cable operators have been unable to serve areas due to laws, zoning ordinances, homeowner association rules or restrictive property covenants banning the erection of antennae on or near homes. The FCC has initiated proceedings to promulgate rules implementing Congress' intent which are currently required to be completed by August 6, 1996. FCC rules ultimately adopted may materially affect wireless cable operators' access to homes subject to receive-site antenna placement restrictions.

     Finally, the 1996 Cable Act requires wireless cable companies and hard-wire cable companies to "scramble" or encrypt channels which ordinarily carry indecent or sexually explicit programming. A United States District Court has recently issued a temporary restraining order which has led the FCC to announce that it will not enforce or implement these provisions.

     Other Regulations. Wireless cable license holders are subject to regulation by the FAA with respect to the construction, marking and lighting of transmission towers and to certain local zoning regulations affecting construction of head-ends, receive-site antennae and other facilities. There also may be restrictions imposed by local authorities and private covenants. Compliance with such regulations and rules can increase the cost of operating a wireless cable system.

       Due to the regulated nature of the subscription television industry, the Company's growth and operations may be adversely impacted by the adoption of new, or changes to existing, laws or regulations or the interpretations thereof.

AVAILABILITY OF PROGRAMMING

     Once a wireless cable operator has obtained the right to transmit programming over specified frequencies, the operator must then obtain the right to use the programming to be transmitted.

     General. Currently, with the exception of the retransmission of local off-air VHF/UHF broadcast signals, programming is made available in accordance with contracts with program suppliers under which the system operator generally pays a royalty based on the number of subscribers receiving service each month. Individual program pricing varies from supplier to supplier; however, more favorable pricing for programming is generally afforded to operators with larger subscriber bases. The likelihood that program material will be unavailable to wireless cable operators has been significantly mitigated by the 1992 Cable Act and various FCC regulations issued thereunder which, among other things, impose limits on exclusive programming contracts and prohibit MSOs from discriminating against cable competitors with respect to the price, terms and conditions of programming. It is important to note that current fair access to programming rules imposed by the 1992 Cable Act apply only to programming owned or controlled by a cable company and which is delivered by satellite.
Consequently, unless changed, any programming developed for transmission to cable operators over telephone lines, or any programming developed by an entity divested from a cable company, is not subject to fair access rules at this time.

     Copyright. Under the federal copyright laws, permission from the copyright holder generally must be secured before a video program may be retransmitted. Under Section 111 of the Copyright Act, certain "cable systems" are entitled to engage in the secondary transmission of television broadcast signals without the prior permission of the holders of copyrights in the programming. In order to do so, a cable system must secure a compulsory copyright license. Such a license may be obtained upon the filing of certain reports with and the payment of certain fees to the U.S. Copyright Office. In 1994, Congress enacted the Satellite Home Viewer Act of 1994 which enables operators of wireless cable television systems to rely on the cable compulsory license under Section 111 of the Copyright Act.

     Retransmission Consent. Under the retransmission consent provisions of the 1992 Cable Act, wireless and hard-wire cable operators seeking to retransmit certain commercial television broadcast signals must first obtain the permission of the broadcast station. The FCC has exempted wireless cable operators from the retransmission consent rules in cases where such signals are received off-air in conjunction with the wireless cable operator's service, provided that the reception is without charge to the subscriber and where the receive-site antenna is either owned by the subscriber or within the subscriber's control and available for purchase by the subscriber upon termination of service. In all other cases, wireless cable operators must obtain consent to retransmit local broadcast signals.

COMPETITION

     The cable television industry is highly competitive. Wireless cable operators compete primarily with hard-wire cable companies that own local franchises in which they have the exclusive right to offer their services. Generally, hard-wire cable operators do not compete with one another because their respective service areas do not overlap. In most instances, the hard-wire cable operators with which the wireless cable operators compete serve more subscribers on both a local and national level and typically offer a larger selection of programming.

     In addition to competition from hard-wire cable television systems, wireless cable television operators face competition from a number of other sources, including potential competition from as yet unidentified sources engendered by the emerging trends and technologies in the subscription television industry, some of which are described below.

     Direct-to-Home ("DTH"). DTH satellite television services originally were available via satellite receivers which generally were seven to 12 foot dishes mounted in the yards of homes to receive television signals from orbiting satellites. Until the implementation of encryption, these dishes enabled reception of any and all signals without payment of fees. The advent of DBS has reduced the popularity of DTH, although the Company will to some degree compete with these systems in marketing its services. More recently, certain programming providers have begun offering up to 150 channels via DTH and DBS.

     DBS. DBS involves the transmission of an encoded signal directly from a satellite to the subscriber's premises. Because the signal is at a higher power level than DTH signals, its reception can be accomplished with a relatively small (18 inch to three foot) dish mounted on a rooftop or in the yard. Four DBS services currently are available nationwide, and one more is expected to be launched later in 1996. DBS currently has approximately 2.3 million subscribers nationwide. AT&T Corp. has announced plans to invest $137.5 million in DirecTV, Inc., a leading provider of DBS service, in exchange for a 2.5% equity interest and options to acquire up to a total of a 30.0% equity interest. MCI Communications Corp. ("MCI") has announced that it has entered into a DBS joint venture arrangement with News Corp., using a license that MCI recently won in an FCC auction for which MCI will pay $682.5 million. DBS currently cannot, for technical and legal reasons, provide local VHF/UHF broadcast channels as part of its service, although many subscribers receive such channels from standard off-air antennae. If a subscriber is unable to receive local network signals off-air, due to such subscriber's geographic location, the subscriber would be able to receive the network signals through DBS transmissions, but such transmissions would be limited to distant, rather than local, network signals. The cost to the subscriber of a DBS system to service one television set is approximately $300 to $700, which may or may not include the cost of installation. DBS subscribers also pay monthly subscription fees analogous to those paid by hard-wire cable system subscribers.

     Private Cable. Private cable is a multi-channel subscription television service where the programming is received by a common satellite receiver and then transmitted via coaxial cable throughout private property, often MDUs, without crossing public rights of way. Private cable operates under an agreement with a private landowner to service a specific MDU, commercial establishment or hotel. The FCC amended its rules to provide point-to-point delivery of video programming by private cable operators and other video delivery systems in the 18 gigahertz ("GHz") band. Private cable operators compete with wireless cable systems for exclusive rights of entry into larger MDUs.

     Telephone Companies. The 1996 Act permits local exchange carriers ("LECs") to provide video programming directly to customers in their respective telephone service areas. Under recently adopted FCC rules, LECs may operate as open video service providers subject to streamlined regulations as long as the LECs permit carriage of unaffiliated video programming providers on a just, reasonable and nondiscriminatory basis which will permit end users to access video program services provided by others. Several large telephone companies have announced plans to acquire or merge with existing hard-wire cable systems outside of the telephone company's service area.

     Two LECs, Bell Atlantic Corp. ("Bell Atlantic") and NYNEX, Inc. ("NYNEX"), have invested, in the aggregate, $100 million in CAI, which operates wireless cable systems in large urban markets which are primarily located in Bell Atlantic's and NYNEX's areas of operations. Bell Atlantic and NYNEX announced that their investment will allow them to enter the market for subscriber video services more quickly than by constructing a coaxial fiber optic network. Bell Atlantic and NYNEX are presently seeking approval for a proposed merger that would result in a Bell Atlantic takeover of NYNEX. In April 1995, Pacific Telesis Group ("PacTel"), a LEC based in California, acquired Cross Country Wireless, Inc. ("Cross Country"), which operates a wireless cable system and holds channel rights in southern California, for approximately $175.0 million. Similar to Bell Atlantic and NYNEX, PacTel announced that its acquisition of Cross Country will allow PacTel to enter the market for subscriber video services on an expedited basis. In November 1995, PacTel announced it would acquire Wireless Holdings, Inc., which operates wireless cable systems and holds channel rights in California, Washington, Florida and South Carolina, for approximately $170.0 million. Bell Atlantic and NYNEX own a 10.0% equity interest in CS Wireless Systems, Inc., which operates and is developing wireless cable systems primarily in the midwestern United States. In May 1996, BellSouth Corp. announced it had secured rights to serve the New Orleans, Louisiana market by successfully bidding $12.0 million for the wireless cable system there. The competitive effect of the entry of telephone companies into the subscription television business, including wireless cable, is uncertain at this time.

     Local Off-Air VHF/UHF Broadcasts. Local off-air VHF/UHF broadcasts (such as ABC, NBC, CBS and Fox) provide free programming to the public. Pursuant to the 1992 Cable Act, local broadcasters may require that subscription television operators obtain their consent before retransmitting local off-air VHF/UHF broadcasts. See "Risk Factors--Government Regulation" and "--Dependence Upon Program Material and Channel Lease Agreements ." The FCC also has recently permitted broadcast networks to acquire, subject to certain restrictions, ownership interests in hard-wire cable systems.

     LMDS. In 1993, the FCC proposed to redesignate the 28 GHz band to create a new video programming delivery service referred to as LMDS. The FCC proposed to allow at least two new wireless video program distributors with access to more than 49 channels each. After a Second and Third Further Notice of Proposed Rule Making ("NPRM") setting forth various spectrum-sharing proposals, the FCC in its First Report and Order allocated 1,000 MHz of spectrum in the 28 GHz band to LMDS despite opposition from both fixed and mobile satellite operators who also will share portions of the band. In addition, the FCC issued a Fourth NPRM to allocate additional spectrum in the 31 GHz band to permit LMDS operators to offer two-way services. Consideration of an earlier proposal to move LMDS to spectrum above 40 GHz has been rejected by the FCC. The Fourth NPRM also indicates the FCC will consider competitive issues raised by the 1996 Act, including the eligibility of cable operators for LMDS licenses. Service Rules are expected soon and the FCC has announced its intention to begin auctioning LMDS spectrum in the latter part of 1996.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Certain information concerning the directors and executive officers of the Company is set forth below.


NAME                                   AGE  POSITION WITH THE COMPANY
- ----                                   ---  -------------------------
Dean L. Buntrock (1)(2)............... 65   Chairman of the Board
William W. Kingery, Jr................ 50   President, Chief Executive Officer
                                            and Director
Sharan L. Wilson...................... 45   Chief Operating Officer
Jeb Dickey............................ 41   Chief Financial Officer, Treasurer
                                            and Assistant Secretary
Jennifer L. Richter................... 29   Vice President and General Counsel
Christopher Scurto.................... 34   Vice President of Marketing
Kenneth Gores......................... 47   Vice President of Engineering
Peer Pedersen (1)..................... 71   Director and Secretary
Roy F. Coppedge III (3)............... 48   Director
Barbara M. Ginader (3)................ 39   Director
George D. Johnson, Jr. (1)(2)......... 54   Director

(1) Member of Compensation Committee. See "Certain Transactions" regarding transactions between the Company and certain members of the Compensation Committee as promoters.
(2) Nominee of the Designated Original Investors (as defined below) pursuant to the Stockholders Agreement.
(3)  Nominee of Boston Ventures pursuant to the Stockholders Agreement.

     All directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified. All officers of the Company serve at the discretion of the Board of Directors.

     The Company and its current stockholders are parties to a Stockholders Agreement, dated as of March 15, 1995 (the "Stockholders Agreement"), which establishes, among other things, the obligation of all such stockholders to vote their shares at all elections of directors in favor of two individuals designated by Boston Ventures and two individuals designated by a group of investors comprised of Canal Investment Society, L.P., George D. Johnson, Jr., and the interests controlled by the Buntrock family (collectively, the "Designated Original Investors"). See "Principal Stockholders--Stockholders Agreement."

     The present principal occupation and employment background of each of the executive officers and directors is as follows:

     Dean L. Buntrock.   Mr. Buntrock has been Chairman of the Board of
Directors of the Company since its incorporation in 1994. Mr. Buntrock has been Chairman of the Board and until June 1996 was Chief Executive Officer of WMX Technologies, Inc. (formerly Waste Management, Inc.) since 1968. From May 1993 to January 1995, Mr. Buntrock served as Chairman of the Board and Chief Executive Officer of Chemical Waste Management, Inc., a subsidiary of WMX Technologies, Inc. In addition, Mr. Buntrock serves as a director of Waste Management International, PLC, Wheelabrator Technologies, Inc., Boston Chicken, Inc. and First Chicago Corporation.

     William W. Kingery, Jr. Mr. Kingery has served as the President, Chief Executive Officer, and a Director of the Company since 1994. Mr. Kingery has over two decades of experience in the development of successful cable television systems in the United States. Mr. Kingery began his career with Scientific Atlanta, Inc., where he was responsible for providing financing services to potential purchasers of cable television equipment and helped in acquiring both debt and equity financing for the company. From 1976 to 1981, he was Vice President of Finance and Corporate Development and Chief Financial Officer for United Cable Television, a New York Stock Exchange ("NYSE") listed company. Mr. Kingery joined Daniels & Associates, Inc., where he spent six years as President. In 1988, Daniels & Associates was sold to United Artists Cable Systems. As part of that sale, Mr. Kingery became Executive Vice President of United Artists Cable Systems with responsibility for 90 cable systems serving approximately 1,300,000 subscribers. From 1989 until joining WBSA in 1994, Mr. Kingery provided consulting services to the communications industry. Mr. Kingery also serves as a Director of the Wireless Cable Association International.

     Sharan L. Wilson. Ms. Wilson joined the Company as Chief Operating Officer in July 1996. From 1992 to July 1996, Ms. Wilson served as a Vice President of Operations and Corporate Development for TCI. Ms. Wilson also was the President of Netlink, a C-BAND programming concern in 1992. From 1989 to 1991, Ms. Wilson served as the senior vice president for United Artists Cable Corporation where she was responsible for strategic planning and day-to-day operations for the Company's western division which included 25 cable systems serving approximately 725,000 subscribers.

     Jeb Dickey. Mr. Dickey has served as the Chief Financial Officer, Treasurer and Assistant Secretary of the Company since its incorporation in 1994. From 1990 to 1993, Mr. Dickey was the Chief Financial Officer of Prime Racing Ventures, a sports promotion and television programming company located in Denver, Colorado. Mr. Dickey's financial career includes previous tax and audit experience with Price Waterhouse LLP and Coopers & Lybrand L.L.P.

     Jennifer L. Richter. Ms. Richter has served as Vice President and General Counsel of the Company since July, 1994. From April 1992 to July 1994, Ms. Richter was an associate with the law firm of Pepper & Corazzini, L.L.P. where she specialized in the representation of wireless cable, private cable and private telephone companies. Prior to that position, Ms. Richter served as a federal judicial clerk for the United States Sentencing Commission from August 1991 through April 1992. She graduated from Drake University School of Law in May 1991 and is licensed to practice in Illinois and the District of Columbia.

     Christopher Scurto. Mr. Scurto has served as Vice President of Marketing of the Company since July 1994. Prior to joining the Company, Mr. Scurto was Manager of Marketing and Business Development at US WEST Enhanced Services from 1992 to 1994 and Director of Marketing for United Artists Cable Systems from 1989 to 1991.

     Kenneth Gores. Mr. Gores has served as the Vice President of Engineering of the Company since November 1995. From October 1990 to July 1996, Mr. Gores was the Vice President of Engineering for Paragon Cable, a hard-wire cable operator in Portland, Oregon.

     Peer Pedersen. Mr. Pedersen has been a Director of the Company since its incorporation in 1994. He is founder and Chairman of Pedersen & Houpt, a Chicago law firm. Mr. Pedersen has been a Director of the Company since 1994 and serves on the Board of Directors of a number of companies, including Aon Corporation, Boston Chicken, Inc., Extended Stay America, Inc., H2O Plus, Inc., Latin America Growth Fund, Inc., Tempel Steel Company and WMX Technologies, Inc.

     Roy F. Coppedge III. Mr. Coppedge has been a Director of the Company since 1995. He has served as a general partner and director of Boston Ventures since August 1983. Prior to that date he had been a First Vice President of The First National Bank of Boston and had headed the bank's U.S. Merchant Banking Group. Mr. Coppedge is currently a director of American Media Group, Inc., Falcon Holding Group, L.P. and Continental Cablevision, Inc.

     Barbara M. Ginader. Ms. Ginader has been a Director of the Company since 1995. She has served as a general partner and director of Boston Ventures since January 1993. Prior to January 1993, Ms. Ginader had been a managing director at Bear, Stearns, & Co., Inc. from 1985 through 1992 with a year
(1991) as a managing director at Chemical Bank. She is currently a member of the board of advisors of Motown Cafe, L.L.C. and a member of the board of representatives of Brew House, L.L.C.

     George D. Johnson, Jr. Mr. Johnson has been a Director of the Company since its incorporation in 1994. He is currently Chairman and President of Extended Stay America, Inc. From July 1987 through August 1993, Mr. Johnson served as general partner, President and Chief Executive Officer of WJB Video, which developed over 200 Blockbuster Video stores prior to merging into Blockbuster Entertainment Corporation in 1993. Mr. Johnson is also a director of Duke Power Company, Republic Industries, Inc. and Viacom, Inc.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1994 and 1995 of the Chief Executive Officer of the Company ("Named Officer"). No other executive officer of the Company received more than $100,000 in compensation during 1995.

                                                Annual Compensation          Long-Term Compensation
                                               ----------------------  ----------------------------------
Name and Principal Position              Year    Salary      Bonus     Shares Underlying Stock Options(1)
- ---------------------------              ----  ----------  ----------  ----------------------------------
William W. Kingery, Jr.
President, Chief Executive
Officer and Director(2) .........        1994    $131,542     $50,000               360,000
                                         1995    $150,000     $75,000               640,000

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock. The Shares Underlying Stock Options represents the class of Common Stock available for issuance at the time the options were granted.

(2) Mr. Kingery was first employed and compensated by the Company in February 1994.

     The following table sets forth information on grants of stock options to the Named Officer pursuant to the Company's Stock Option Plan (as defined herein) during the fiscal year ended December 31, 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                    Individual Grants                                Potential Realizable Value at
                      -----------------------------------------------------------------------------  Assumed Annual Rates of Stock
                                                                                                     Price Appreciation for
                                                                                                               Option Term
                                                                                                     -----------------------------
                                                                                                        5%                  10%
                                                                                                        --                  ---
                          Number of         Percentage of
                          Securities        Total Options
                          Underlying         Granted to      Exercise Price              Expiration
Name                  Options Granted(1)  Employees in 1995   (Per Share)    Grant Date     Date
- ----                  ------------------  -----------------  --------------  ----------  ----------
William W. Kingery,                                                            March        March
  Jr....                   640,000              45.7%             $1.46         1995         2005        $585,700     $1,484,300

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock. The Number of Securities Underlying Options Granted represents the class of Common Stock available for issuance at the time the option was granted.

     The following table sets forth information with respect to the unexercised options to purchase the Class B Common Stock granted in 1995 under the Stock Option Plan (as defined herein). The Named Officer did not exercise any stock options during the 12 month period ended December 31, 1995.

                         FISCAL YEAR-END OPTION VALUES


                                          Number of Unexercised Options           Value of Unexercised In-the-Money
                                          Held at December 31, 1995(1)            Options at December 31, 1995(2)
                                          ----------------------------            -------------------------------
Name                                      Exercisable         Unexercisable       Exercisable          Unexercisable
- ----                                      -----------         -------------       -----------          -------------
William W. Kingery, Jr. ................  90,000              910,000

(1) After the Offering, the options shall be exercisable for shares of Class B Common Stock. The Number of Unexercised Options Held represents the class of Common Stock available for issuance at the time the option was granted.

(2) Market value of the underlying securities is the estimated initial public offering price of the Class A Common Stock of $______ per share less the exercise price of "in the money" options.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Mr. Kingery in February 1994 (the "Kingery Employment Agreement") . Pursuant to the Kingery Employment Agreement, Mr. Kingery serves as Chief Executive Officer of the Company. The initial term of the employment agreement was for two years; however, it automatically renews for successive one-year periods unless either party to the agreement gives the other notice of its intent to terminate the agreement at least 60 days prior to the expiration of the current term or any succeeding one year period. Mr. Kingery's minimum annual base salary is $150,000 and he also is entitled to a productivity bonus under which he may earn a bonus of up to 50.0% of his base salary.

     Pursuant to the Kingery Employment Agreement, Mr. Kingery was granted options to purchase 360,000 shares of the Class B Common Stock under the Stock Option Plan. Mr. Kingery is entitled to receive such other benefits, pension or health plans as are received by other officers of the Company. The Kingery Employment Agreement contains a non-competition provision which extends for two years after termination of the agreement. The Kingery Employment Agreement may be terminated by the Company upon Mr. Kingery's death or disability or for "Cause," as defined in the Kingery Employment Agreement. If Mr. Kingery is terminated other than upon his death or disability or for Cause, Mr. Kingery or his representatives will continue to be paid under the agreement for the balance of the then current term.

     The Company entered into an employment agreement with Ms. Wilson in July 1996 (the "Wilson Employment Agreement"). Pursuant to the Wilson Employment Agreement, Ms. Wilson serves as Chief Operating Officer of the Company. The initial term of the employment agreement is for one year; however, it renews for successive one-year periods unless either party to the agreement gives the other notice of intent to terminate the agreement at least 60 days prior to the expiration of any current one-year period. Ms. Wilson's minimum annual base salary is $125,000 and she may earn a productivity bonus.

     Pursuant to the Wilson Employment Agreement, Ms. Wilson was granted options to purchase 300,000 shares of the Class B Common Stock under the Stock Option Plan (as herein defined) at an exercise price of $4.17 per share. Ms. Wilson is entitled to receive such other benefits, pension or health plans as are received by other officers of the Company. The Wilson Employment Agreement contains a non-competition provision which extends for two years after termination of the agreement. The Wilson Employment Agreement may be terminated by the Company upon Ms. Wilson's death or disability or for "Cause," as defined in the Wilson Employment Agreement. If Ms. Wilson is terminated other than upon her death or disability or for Cause, Ms. Wilson or her representatives will continue to be paid under the agreement for the balance of the then current term.

STOCK OPTION PLAN

     On March 15, 1995, the Board of Directors and stockholders of the Company unanimously adopted a Restated Stock Option Plan (the "Stock Option Plan"), pursuant to which 3,103,000 shares of the then existing class of the Common Stock were reserved for issuance. As of July 31, 1996, pursuant to the Stock Option Plan, the Company has granted options to purchase an aggregate of

2,372,201 shares of Common Stock to 13 employees of the Company of which 28,000 have been exercised and 709,201 are exercisable at $1.46 per share (with the exception of options to purchase 300,000 shares of Class B Common Stock granted in July 1996 exercisble at $4.17 per share.)
On_____________, 1996, the Company's Board of Directors authorized an amendment to the Stock Option Plan providing for the conversion of outstanding options into options exercisable for shares of Class B Common Stock.

     The purpose of the Stock Option Plan is to encourage key employees of the Company to acquire a proprietary interest in the Company and to generate an increased incentive to contribute to the Company's future success and prosperity. All options granted under the Stock Option Plan will be nonqualified stock options. The Compensation Committee of the Board of Directors of the Company is the Plan Administrator and has the power to select employees for participation, determine the number of shares of Class B Common Stock subject to each grant and the vesting, option price and terms of exercise; provided, however that no options under the Stock Option Plan may be granted until first approved by Boston Ventures. The Compensation Committee also may adjust the number of shares of Class B Common Stock subject to option grants in order to prevent dilution or enlargement of the benefits or potential benefits of the option grant. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution. Subject to vesting requirements, options granted under the Stock Option Plan may be exercised only by the participant, with certain exceptions in the event of death, during his or her employment and for certain periods thereafter. No individual may receive options on more than 1,500,000 shares of Class B Common Stock under the Stock Option Plan and no options under the Stock Option Plan may be granted after May 10, 2005. No option may be exercised earlier than one year from the date of grant.

NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     On ___________, 1996, the board of directors of the Company adopted a 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which is being submitted to the stockholders of the Company for approval by written consent prior to completion of the Offering. On _______, 1996, _____ shares of Class ___ Common Stock were reserved for issuance under the Directors' Plan, options to purchase an aggregate of _____ shares of Class _______ Common Stock were granted under the Directors Plan to each of Messrs. __________________ and ______________ at an exercise price of _____ per share. Only those directors who are not employees of the Company and own, either directly or indirectly, less than ____% of the Class A Common Stock will be eligible participants under the Directors' Plan. Holders of Class B Common Stock are not eligible participants under the Directors' Plan.

     The Directors Plan is intended to assist the Company in attracting and retaining directors of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The Directors Plan will provide for automatic grants of non-qualified stock options ("Options") covering ______ shares of Class ___ Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The Directors Plan will be administered by the Board of Directors of the Company and is intended to satisfy the requirements of Rule 16b-3 under the Exchange Act.

DIRECTORS' FEES

     Following consummation of the Offerings, non-employee directors of the Company will receive a fee of $_______ per meeting and options to acquire Class ____Common Stock for their services as directors of the Company. Directors who are also employees of the Company receive no additional compensation for serving as directors. The Company reimburses all directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors.

401(K) PLAN

     Effective January 1, 1996, the Company instituted a 401(k) plan for its
eligible employees.   All employees of the Company who have been employed for
three months are eligible to participate in the plan beginning on the first day of the first fiscal quarter following the completion of three months of service. Participants in the 401(k) plan may contribute up to 15.0% of their total base compensation to the plan. The Company reserves the right to make matching contributions in an amount not to exceed 5.0% of any participant's
total base compensation.   Each employee's interest in contributions of the
Company vests 25.0% per year for the first two years of service and 50.0% in the third year of service with the Company. Service before January 1, 1996, with the exception of employees covered by the 401(k) plan previously in place at the Sacramento System, is not counted toward the vesting. Contributions of the Company may be made without regard to the profitability of the Company.
The trustees of the 401(k) plan are Jeb Dickey and Jennifer L. Richter.


                              CERTAIN TRANSACTIONS

     Dean L. Buntrock, George D. Johnson, Jr. and E. Craig Wall founded the Predecessor Partnership, selling $12.0 million in limited partnership interests to investors in 1992 and 1993. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates contributed $2,167,000, $917,000 and $1,167,000, respectively to the Predecessor Partnership in return for which they received limited partnership interests representing 18.1%, 7.6% and 9.7% of the total limited partnership interests respectively. In March 1994, the Company was formed and the Common Stock was exchanged for the limited partnership interests in the Predecessor Partnership. In addition, the Company raised an additional $15.7 million in equity from its initial stockholders. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates, contributed their limited partnership interests in the Predecessor Partnership plus $2,889,000, $1,857,000 and $1,555,000, respectively to the Company in return for which they received 4,389,000, 1,857,000 and 2,363,000 shares of Common Stock, respectively. In March and April 1995, the Company granted warrants to its existing stockholders on a pro rata basis for no consideration. Messrs. Buntrock, Johnson and Wall, either individually or through affiliates respectively received 2,463,000, 1,042,000 and 1,326,000 warrants. Messrs. Buntrock and Johnson, along with a third director of the Company, Peer Pedersen, guaranteed the $14.0 million Previous Credit Facility for the Company
for which they received no compensation.   The Previous Credit Facility was
repaid in November 1995 and the guarantees have been released.

                             PRINCIPAL STOCKHOLDERS

The following table below sets forth certain information with respect to the beneficial ownership as of July 31, 1996 of the Class B Common Stock of the Company with respect to: (i) each person or entity known to the Company who beneficially owns 5.0% or more of the outstanding shares of such Class B Common Stock; (ii) each of the Company's directors; and (iii) all executive officers and directors of the Company as a group. Unless otherwise indicated, the persons listed in the table have sole voting and investment power with respect to all shares of Class B Common Stock shown as beneficially owned by them. There was no Class A Common Stock outstanding prior to the Offering.


                                                         Beneficial Ownership      Beneficial Ownership          Percent of Total
                                                         of  Class B               of Common Stock               Voting Power
Name of Beneficial Owner                                 Common Stock (1)          After Offering(2)             After Offering(3)
- ------------------------                                 ----------------          -----------------             -----------------
                                                           Number       Percent     Number      Percent
                                                         ----------     -------   -----------   -------
DIRECTORS AND EXECUTIVE OFFICERS

Dean L. Buntrock(4)
3003 Butterfield Road
Oak Brook, Illinois 60521                                 7,116,345       11.4%     7,116,345        ___%              ____%

William W. Kingery, Jr.(5)
312 Quito Place
Castle Rock, Colorado                                       340,000          *        340,000       *                   *

Jeb Dickey (6)
3323 South Salida  Way
Aurora, Colorado  80013                                      68,750          *         68,750       *                   *

Kenneth Gores(7)
9411 Southern Hill Circle
Littleton, Colorado 80123                                    37,500          *         37,500       *                   *

Jennifer L. Richter(6)
509 Adams Street
Denver, Colorado  80204                                      68,750          *         68,750       *                   *

Christopher Scurto(6)
3320 Dinero Place
Castle Rock, Colorado                                        68,750          *         68,750       *                   *

Roy F. Coppedge III(8)
21 Custom House Street
Boston, Massachusetts  02110                             24,052,280       38.6%    24,052,280      _____%              ____%

Barbara M. Ginader(9)
21 Custom House Street
Boston, Massachusetts 02110                              24,052,280       38.6%    24,052,280      _____%              ____%

George Dean Johnson, Jr.(10)
909 Poinoina Drive
Ft. Lauderdale, Florida                                   3,163,111        5.1%     3,163,111      _____%              ____%

Peer Pedersen(11)
161 N. Clark Street, Suite 3100
Chicago, Illinois 60601                                   3,162,589        5.1%     3,162,589      _____%              ____%
                                                         ----------       ----      ---------
    Total for Directors and Executive Officers(12)       38,078,075       61.1%    38,078,075      _____%              ____%

                                                           Beneficial Ownership    Beneficial Ownership          Percent of Total
                                                           of  Class B             of Common Stock               Voting Power
Name of Beneficial Owner                                   Common Stock (1)        After Offering(2)             After Offering(3)
- ------------------------                                   ----------------        -----------------             -----------------
                                                           Number      Percent        Number        Percent
                                                           ----------  -------        ------        -------
OTHER BENEFICIAL OWNERS

Boston Ventures(13)
21 Custom House Street
Boston, Massachusetts 02110                                24,052,280    38.6%      24,052,280         _____%            ____%

Pedersen Family Partnership I Limited Partnership(11)
161 N. Clark Street, Suite 3100
Chicago, Illinois 60601                                     3,162,589     5.1%       3,162,589         _____%            ____%

Canal Investment Society(14)
2431 Highway 501, P.O. Box 260001
Conway, South Carolina 29526                                3,953,754     6.3%       3,953,754         _____%            ____%

PSR Investments III L.P.(15)
c/o Phillip Rooney
3003 Butterfield Road
Oak Brook, Illinois 60521                                   3,162,589     5.1%       3,162,589         _____%            ____%

1989 Ryan Family Trust(16)
123 North Wacker Drive
Chicago, Illinois  60606                                    3,162,589     5.1%       3,162,589              %            ____%
                                                          -----------     ----       ---------       --------            ----
           Total for all Beneficial Owners(12)             48,357,007    77.5%      48,357,007         _____%            ____%

*    Less than one percent.


(1) Beneficial Ownership of Class B Common Stock represents the beneficial ownership of the Common Stock of the Company as of July 31, 1996 on a fully diluted basis, assuming the exercise of all warrants and options as well as the conversion of the Convertible Preferred Stock. The Percentage of Beneficial Ownership of Common Stock prior to the Offering is calculated based on 24,080,280 shares issued and outstanding, 24,052,280 shares issuable upon conversion of the Convertible Preferred Stock, 13,500,000 shares issuable upon exercise of warrants and 709,201 shares issuable upon the exercise of vested options under the Stock Option Plan for a total of 62,341,761 shares on a fully diluted basis.

(2) Percentage Beneficial Ownership of Common Stock After Offering is based upon the number of shares of Class B Common Stock owned by each beneficial owner divided by 62,341,761 shares of Class B Common Stock on a fully diluted basis plus __________ shares of Class A Common Stock issued under the Offering.

(3) Percent of Total Voting Power After Offering is based on ten votes per share of Class B Common Stock and one vote per share of Class A Common Stock.

(4) Includes: (i) 2,532,053 shares of Class B Common Stock held of record by Dean L. Buntrock; (ii) 2,025,975 shares of Class B Common Stock held of record by the Buntrock Family Partnership I Limited Partnership ("Buntrock Partnership"), the general partner of which is Dean L. Buntrock; (iii) warrants to purchase 1,421,183 shares of Class B Common Stock held of record by Dean L. Buntrock; and (iv) warrants to purchase 1,137,134 shares of Class B Common Stock held of record by the Buntrock Partnership. Does not include 1,012,820 shares of Class B Common Stock and warrants to purchase 568,473 shares of Class B Common Stock held by Buntrock/Nuzzo Limited Partnership, the general partner of which is Rosemarie Buntrock, Dean L. Buntrock's wife, of which Mr. Buntrock has disclaimed beneficial ownership.

(5) Options to purchase 1,000,000 shares of Class B Common Stock have been granted to Mr. Kingery pursuant to the Stock Option Plan of which 340,000 are presently exercisable.

(6) Options to purchase 175,000 shares of Class B Common Stock have been granted to each of Mr. Dickey, Ms. Richter and Mr. Scurto pursuant to the Stock Option Plan, of which each may presently exercise 68,750.

(7) Options to purchase 150,000 shares of Class B Common Stock have been granted to Mr. Gores pursuant to the Stock Option Plan, of which 37,500 are presently exercisable.

(8) Includes 24,052,280 shares of Class B Common Stock beneficially owned by Boston Ventures, of which Mr. Coppedge is a general partner and as to which he shares voting and investment power. See Notes (9) and (13).

(9) Includes 24,052,280 shares of Class B Common Stock beneficially owned by Boston Ventures, of which Ms. Ginader is a general partner and as to which she shares voting and investment power. See Notes (8) and (13).

(10) Includes  warrants to purchase 1,136,953 shares of Class B Common Stock.

(11) Includes 2,025,642 shares of Class B Common Stock and warrants to purchase 1,136,947 shares of Class B Common Stock held of record by Pedersen Family Partnership I Limited Partnership. Peer Pedersen, a Director of the Company, is the Pedersen Family Partnership I's general partner.

(12) Totals for all Beneficial Owners and Directors and Executive Officers do not include double counting of the shares of Class B Common Stock held of record by the Pedersen Family Partnership I Limited Partnership and Boston Ventures which are also beneficially owned by Peer Pedersen, Roy F. Coppedge III and Barbara M. Ginader, respectively.

(13) Boston Ventures Limited Partnership IV ("Fund IV") is the beneficial owner of 20,919 shares of Convertible Preferred Stock. Boston Ventures Limited Partnership IVA ("Fund IVA") is the beneficial owner of 14,081 shares of Convertible Preferred Stock. The 35,000 shares of Convertible Preferred Stock owned collectively by Boston Ventures represent 100.0% of the Convertible Preferred Stock outstanding. These shares are presently convertible into 24,052,280 shares of Class B Common Stock. See "Description of Capital Stock - Convertible Preferred Stock." Boston Venture Company Limited Partnership IV is the general partner of both Fund IV and Fund IVA and has sole power to vote and dispose of all of the shares of Convertible Preferred Stock. The general partners of Boston Venture Company Limited Partnership IV are Barbara M. Ginader, a Director of the Company, Roy F. Coppedge III, a director of the Company, Anthony
     J. Bolland, Martha H.W. Crowninshield, William F. Thompson, Richard L. Wallace and James M. Wilson. See Notes (8) and (9).

(14) Includes 2,532,384 shares of Class B Common Stock and warrants to purchase 1,421,370 shares of Class B Common Stock held of record by Canal
     Investment Society, L.P.   E. Craig Wall is the principal investor and
     managing director of Canal Investment Society, L.P. and has shared voting and investment power with respect to these shares and warrants.

(15) Includes warrants to purchase 1,136,947 shares of Class B Common Stock held of record by PSR Investments III L.P. Phillip Rooney is the general partner of PSR Investments III L.P. and has voting and investment power with respect to these shares and warrants.

(16) Includes warrants to purchase 1,136,947 of Class B Common Stock held of record by the 1989 Ryan Family Trust. Shirley W. Ryan, Patrick G. Ryan and Robert J.W. Ryan are the trustees of the 1989 Ryan Family Trust and have shared voting and investment power with respect to these shares and warrants.


STOCKHOLDERS AGREEMENT

     The Company and all of its stockholders prior to this Offering are parties to a Stockholders Agreement. The Stockholders Agreement requires each party thereto to vote its shares at all elections of directors in favor of two directors designated by Boston Ventures and two directors designated by the Designated Original Investors, as defined in the Stockholders Agreement.

     The Stockholders Agreement also provides that the Company will not (except in certain circumstances such as a public offering like this Offering), sell any of its equity securities without first offering each stockholder the right to purchase its proportionate percentage of such securities.

     The Stockholders Agreement places limitations on the transfer of shares by each stockholder and also provides Boston Ventures and the Designated Original Investors with "take-along" rights.

     The Stockholders Agreement grants Boston Ventures and the Designated Original Investors certain registration rights with respect to Common Stock held by them. Each of these stockholder groups possesses an unlimited right to request registration of the Common Stock provided that at least 20.0% of the Common Stock then held by them is being requested to be registered or such lesser amount as long as: (i) the aggregate offering price is expected to be at least $10.0 million or (ii) the lesser amount represents all of the Common Stock held by the stockholders. Boston Ventures and the Designated Original Investors also have an unlimited right to request "piggyback" registration in offerings initiated by the Company. Boston Ventures and the Designated Original Investors have, however, waived their "piggyback" rights with respect to the Offering.

     Pursuant to the Stockholders Agreement, the Original Investors (as defined in the Stockholders Agreement) indemnified the Company for any amounts which the Company or a subsidiary may be liable to pay to Charles J. Mauszycki and/or Family Entertainment Network or Wireless Cable of Florida, Inc. based on equity or profit sharing arrangements entered into with such persons and the Company pursuant to a final judgment entered against the Company or a subsidiary, or pursuant to a settlement if the Company and the Original Investors holding 66.7% of all Original Investors' holdings of Common Stock decide to settle with such persons.

PREFERRED STOCK PURCHASE AGREEMENT

     The Preferred Stock Purchase Agreement between the Company and Boston Ventures imposes certain restrictions on actions taken by the Company.
Pursuant to such agreement, the Company cannot, without the consent of Boston Ventures, do any of the following: merge or consolidate; sell or transfer any system or major assets; acquire or lease any system or major assets; incur any debt in excess of $500,000 (or in the case of equipment financing transactions in excess of $250,000); issue any equity securities; hire legal, accounting or financial advisors in certain circumstances; terminate or replace William W. Kingery, Jr.; engage in any other business other than the operation of wireless cable television systems; enter into any agreement or arrangement with an affiliate; amend its Certificate or Bylaws; or incur any capital expenditures or other expenditures in an amount exceeding $500,000. Boston Ventures has, however, consented to the sale of equity securities in the Offering. These restrictions terminate on the date on which Boston Ventures no longer holds at least 20.0% of the shares purchased by them pursuant to the Preferred Stock Purchase Agreement (including any Common Stock into which such shares as may be converted).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of _____ shares of Class A Common Stock, $.01 par value per share, 65,000,000 shares of Class B Common Stock, $.01 par value per share, and 35,000 shares of Convertible Preferred Stock. As of June 30, 1996, there were issued and outstanding no shares of Class A Common Stock, 24,080,280 shares of Class B Common Stock and 35,000 shares of Convertible Preferred Stock.

     The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Certificate.

CLASS A COMMON STOCK

     Each stockholder is entitled to one vote for each share of Class A Common Stock held of record on matters coming before the stockholders for a vote. Holders of Class A Common Stock have no cumulative voting rights with respect to the election of directors and have no preemptive or other rights to purchase additional securities of the Company.

     Subject to the prior rights of the Convertible Preferred Stock, the holders of the Class A Common Stock are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are also entitled to share, pro rata, in any other distribution to stockholders. Dividends may not be paid on the Class A Common Stock as long as any shares of Convertible Preferred Stock are outstanding, any amounts payable in respect of the Convertible Preferred Stock have not been paid in full or the Revolving Credit Facility remains in place.

CLASS B COMMON STOCK

     Each stockholder is entitled to ten votes for each share of Class B Common Stock held of record on matters coming before the stockholders for a vote. Holders of Class B Common Stock may not accept any premium in excess of the consideration paid for the Class A Common Stock for their shares in any such transaction. Holders of Class B Common Stock, as holders of such shares, have no cumulative voting rights with respect to the election of directors and have no preemptive or other rights to purchase additional securities of the Company.

     Subject to the prior rights of the holders of the Convertible Preferred Stock, the holders of the Class B Common Stock of the Company are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are entitled to share, pro rata, in any other distribution to stockholders. Dividends may not be paid on the Class B Common Stock as long as any shares of Convertible Preferred Stock are outstanding, any amounts in respect of the Convertible Preferred Stock have not been paid in full or the Revolving Credit Facility remains in place.

     At the election of the stockholder, shares of Class B Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock. In addition, shares of Class B Common Stock automatically convert to shares of Class A Common Stock upon the sale of such shares to a person who is not then currently a Class B stockholder or an affiliate thereof. The authorized, issued and outstanding shares of Class B Common Stock shall be reduced by the number of shares of Class B Common Stock converted to shares of Class A Common Stock.

CONVERTIBLE PREFERRED STOCK

     Voting Rights. Holders of Convertible Preferred Stock are not entitled to vote on any matter, except as may be required by law.

     Liquidation Preference. In case of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Convertible Preferred Stock are entitled to receive the liquidation value, before any distribution is made to the holders of shares of Common Stock. The liquidation value of the Convertible Preferred Stock (the "Liquidation Value") was initially set at $1,000 per share, to be increased on each of May 31, 1995 and the last day of each August, November, February and May thereafter on which such shares of Convertible Preferred Stock are outstanding and on the date that any payment is made in respect of such shares whose amount is determined by reference to such Liquidation Value, until the Liquidation Value is paid in full or such shares of Convertible Preferred Stock are converted into Class B Common Stock, by an amount equal to 2.5% of the Liquidation Value in effect on the later of: (i) the date that such share was issued; or (ii) the first day of the previous March, June, September or December and shall be reduced by any Payment in Reduction of Liquidation Value made with respect to such shares of Convertible Preferred Stock. As of May 31, 1996, the Liquidation Value of the Convertible Preferred Stock was approximately $39.3 million.

     Dividends; Cash Payments. Holders of Convertible Preferred Stock are entitled to receive, when, and if declared by the Board of Directors: (i) cash payments in respect of such shares; and (ii) upon conversion of shares of Class B Common Stock a cash dividend in an amount equal, for each share of Convertible Preferred Stock, to: (a) the Liquidation Value minus (b) $1,000, with the Liquidation Value being computed as of the date such dividend is paid to the holders of the Convertible Preferred Stock; provided, that any amount not paid within 20 days after such conversion shall accrue interest at a rate of 12.0% per annum, compounded quarterly. In addition, the holders of shares of the Convertible Preferred Stock are also entitled to receive, when, as and if declared by the Board of Directors of the Company, cash payments (a "Payment in Reduction of Liquidation Value") with respect to such shares, provided that no Payment in Reduction of Liquidation Value shall be made or declared at any time when any amounts of any dividend in respect of the Convertible Preferred Stock that has been converted to shares of Class B Common Stock has not been paid in full.

     Conversion. At the option of the holders of the Convertible Preferred Stock, such shares may be converted into that number of shares of Class B Common Stock determined by multiplying the Applicable Conversion Rate (as defined in the Certificate) by the number of shares of Convertible Preferred Stock being converted. The conversion rate is equal to $1,000 divided by the Applicable Conversion Value (initially $1.45516) and is subject to adjustment in certain events including the issuance or sale of shares of Common Stock of the Company without consideration or at a price per share less than the greater of the Fair Market Price (as defined in the Certificate) or Applicable Conversion Value in effect immediately prior to such issuance or sale. The Applicable Conversion Rate shall also be adjusted in the event of a stock dividend, or stock split or combination.

     Forced Conversion. The Company has the right to "force" all outstanding shares of Convertible Preferred Stock to be converted into Class B Common Stock in the event that on any date after March 15, 1998: (i) any class of Common Stock will be listed on the NYSE or the American Stock Exchange, Inc. ("ASE"), or shall have been traded on the Nasdaq National Market; (ii) any class of Common Stock shall have been listed on either the NYSE or the ASE or traded on the Nasdaq National Market, or any combination of the foregoing, continuously for a period of at least one year; (iii) during the past year the Public Float (as defined below) of any shares of any class of Common Stock shall have at all times exceeded 20.0% of the number of outstanding shares of such class of Common Stock; (iv) the average weekly reported trading volume for the Common Stock on the NYSE, ASE and/or the Nasdaq National Market over the past year shall have exceeded 2.0% of the number of outstanding shares of any class of Common Stock; and (v) the Market Price (as defined below) of any shares of Common Stock shall on any day be at a level such that, if all the outstanding shares of Convertible Preferred Stock are converted into the number of shares of Common Stock in which such Convertible Preferred Stock is convertible and such shares of Common Stock were then sold at the Market Price, the proceeds of such sale excluding the dividend payable upon conversion would equal or exceed
1.75 times the Liquidation Value applicable to all of the outstanding shares of Convertible Preferred Stock. The "Market Price" shall be the lowest of the reported last sale prices on the NYSE, the ASE or the Nasdaq National Market for the Common Stock on each of the 20 preceding business days on which a reported sale of the Common Stock took place. The "Public Float" of the Common Stock shall be the number of shares of Common Stock outstanding and listed for trading on the NYSE, the ASE or the Nasdaq National Market other than shares held by affiliates of the Company.

     Conversion to Subordinated Note. Pursuant to the Preferred Stock Purchase Agreement, the Company may at any time request that Boston Ventures exchange shares of Convertible Preferred Stock it holds for a convertible subordinated note of the Company.

     Redemptions. On December 31, 2002 the Company shall redeem any shares of Convertible Preferred Stock outstanding at a price equal to the Liquidation Value.

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue up to _________ shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. In addition, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Class A Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Class A Common Stock.

WARRANTS

     On March 15, 1995 and April 28, 1995 the Company issued warrants to purchase, in the aggregate, 13,500,000 shares of its Class B Common Stock to the Company's then existing Common Stockholders. The warrants, which have an exercise price of $3.00 per share, must be exercised within five years of their
issuance.   The warrants may be exercised in whole or in part upon notice by the warrant holder and the payment of the exercise price in accordance with the terms thereof. In the event the Company, by stock split, stock dividend, reverse stock split, consolidation or other form of subdivision or combination, alters the number of shares of any class of its Common Stock, the number of shares the warrants are exercisable for shall be proportionally increased or decreased as needed to prevent dilution or enlargement of the value of the warrants. In addition, the Company agrees not to enter into any recapitalization, reorganization, merger or sale of all or substantially all of its assets unless the warrant holders will be entitled receive such securities or assets as such warrant holders would have been entitled to had they exercised their warrants prior to such event. Finally, in the event of an initial public offering of the Common Stock into which the warrants may be converted at a price in excess of the exercise price of the warrants, the Company may force the redemption of all outstanding warrants by paying to the warrant holders for each share they are entitled to purchase, the difference between the price per share of the shares sold at the initial public offering and the exercise price of the warrants. At this time, the Company does not intend to force redemption or conversion of the warrants in connection with the Offering.

BUSINESS COMBINATION PROVISION

     The Company is subject to Section 203 of the Delaware Act.  In general,
Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Section 203 defines a "business combination" to include: (i) any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation with an interested stockholder or any corporation, partnership, unincorporated association or other entity if caused by an interested stockholder; (ii) any sale, lease, transfer, pledge or other disposition involving an interested stockholder of assets of the corporation or a majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10.0% or more of the consolidated assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or such subsidiary to an interested stockholder; (iv) any transaction involving the corporation or any majority-owned subsidiary which has the effect of increasing the proportionate share of any class or series of stock of the corporation or any majority-owned subsidiary, beneficially owned by the interested stockholder; or (v) the receipt by an interested stockholder of the benefit of any loans, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary. In addition, Section 203 generally defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION ON LIABILITY

     As permitted by the provisions of the Delaware Act, the Certificate eliminates, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under
Section 174 of the Delaware Act (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware Act); or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     If the Delaware Act is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Company shall, in addition to the limitation of personal liability provided in the Certificate be limited or eliminated to the fullest extent permitted by the Delaware Act, as from time to time amended.

INDEMNIFICATION

     Under Section 145 of the Delaware Act, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Certificate provides that the Company will indemnify its directors and officers to the fullest extent permitted by law. Under the provisions of the Certificate, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification under the Certificate includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Certificate, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Certificate and the Delaware Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate, the Company's Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock is
________________.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering and based on the shares of Common Stock outstanding as of June 30, 1996, the Company will have a total of __________ shares of Common Stock outstanding, assuming no exercise of outstanding warrants for 13,500,000 shares of Class B Common Stock immediately prior to the closing of the Offering and no exercise of options after June 30, 1996. Of these shares, the _______ shares of Class A Common Stock offered hereby (__________ shares if the Underwriters' over-allotment options are exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The 24,080,280 shares of Class B Common Stock outstanding and any shares purchased in this Offering by an affiliate are Restricted Shares. Because Class B Common Stock is convertible into Class A Common Stock, however, sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Class A Common Stock. The current stockholders and the executive officers who, upon completion of the Offering, will own in the aggregate ___________ shares of Class B Common Stock and the Company have each agreed not to directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. The number of shares of such Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned "restricted shares" for at least two years, including any persons who may be deemed an "affiliates" of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1.0% of the number of shares of Class A Common Stock then outstanding (approximately ___ shares immediately after this Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Class A Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements set forth above. Because of the restrictions noted above, beginning 180 days after the effective date of this offering, 24,080,280 shares of Class B Common Stock and any shares of Class A Common Stock purchased by an affiliate pursuant to this Offering will be eligible for sale in the public market subject to Rule 144.

     In addition, holders of 24,080,280 shares of Class B Common Stock and the holders of warrants to purchase 13,500,000 shares of Class B Common Stock may require the Company to register their shares of Class B Common Stock under the Securities Act, which would permit such holders to resell a certain amount of their shares without complying with Rule 144. Such holders have, however, waived their registration rights with respect to the Offering and have agreed to a similar 180-day lock-up with respect to the warrants and the shares of Class B Common Stock for which the warrants are exercisable. See "Principal Stockholders--Stockholders Agreement," "Description of Capital Stock--Class B Common Stock" and "Description of Capital Stock--Warrants."

     The Company has reserved for issuance ________ shares of Class ___ Common Stock under the Directors' Plan and 3,103,000 shares of Class B Common Stock under the Stock Option Plan. As of July 31, 1996, options to purchase a total of 2,344,201 shares of Class B Common Stock pursuant to the Stock Option Plan were outstanding with an exercise price of approximately $1.46 per share (with the exception of options to purchase 300,000 shares of Class B Common Stock issued in July 1996 exercisable at approximately $4.17 per share) of which 709,201 were fully vested and exercisable. Of the shares issuable upon exercise of such options, ________ are subject to a similar lock-up period with respect to such shares. See "Management--Stock Option Plan" and "Underwriting."

     Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options.
See "Management--Non-Employee Director Stock Option Plan."

     Prior to this Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Lehman Brothers Inc. are acting as Representatives have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the numbers of shares of Class A Common Stock set forth below opposite their respective names:



                                                NUMBER
UNDERWRITER                                     OF SHARES
- -----------                                     ----------
Prudential Securities Incorporated......
Lehman Brothers Inc.....................
                                                _________
Total...................................        ==========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Class A Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Class A Common Stock initially at the initial public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow selected dealers a concession of $___ per share; and such dealers may reallow a concession of $___ per share to certain other dealers. After the initial public offering, the initial offering price and the concession may be changed by the Representatives.

     The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to _________ additional shares of Class A Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Class A Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to _______________.

     The current stockholders and the executive officers who, upon completion of the Offering, will own in the aggregate ___________ shares of Class B Common Stock and the Company have each agreed not to directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and states of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Pedersen & Houpt, P.C., Chicago, Illinois, and by its regulatory counsel, Pepper & Corazzini, L.L.P., Washington, D.C. Peer Pedersen, a Director of the Company and beneficial owner of 3,162,589 shares of the Company's Class B Common Stock, is a shareholder of Pedersen & Houpt. Certain legal matters will be passed upon for the Underwriters by their counsel, Cahill Gordon & Reindel, a partnership including professional corporations, New York, New York, and the Underwriters' regulatory counsel, Gibson, Dunn & Crutcher, LLP.

                                    EXPERTS

     The consolidated financial statements of Wireless Broadcasting Systems of America, Inc. included in this Prospectus and elsewhere in the Registration Statement for the years ended December 31, 1994 and December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of WJB-TV Limited Partnership (predecessor to Wireless Broadcasting Systems of America, Inc.) included in this Prospectus and Registration Statement for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The financial statements of Northwest Cable Network included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Boise Cable Limited Partnership included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

        The financial statements of Pacific West Cable Television included in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Class A Common Stock being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is hereby made to such exhibits for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web (http://www. sec.gov) that contains information filed electronically by the Company.

                        INDEX TO FINANCIAL STATEMENTS


                                                                                 PAGE
                                                                                 ----
WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES
Report of Independent Public Accountants - Arthur Andersen LLP................    F-2
Report of Independent Certified Public Accountants - Ernst & Young LLP........    F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995, and
   (unaudited) as of June 30, 1996............................................    F-4
Consolidated Statements of Operations for the Years Ended December 31,
   1993, 1994 and 1995, and (unaudited) for the Six Months Ended June 30,
   1995 and 1996..............................................................    F-6
Consolidated Statements of Stockholders' and Partners' Equity for the Years
   Ended December 31, 1993, 1994 and 1995, and (unaudited) for the Six
   Months Ended June 30, 1996.................................................    F-7
Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993, 1994 and 1995, and (unaudited) for the Six Months Ended June 30,
   1995 and 1996..............................................................    F-8
Notes to Consolidated Financial Statements....................................    F-10

BOISE CABLE LIMITED PARTNERSHIP

Report of Independent Public Accountants......................................    F-22
Balance Sheets as of December 31, 1993 and 1994...............................    F-23
Statements of Operations for the Years Ended December 31, 1993 and 1994.......    F-24
Statements of Changes in Partners' Capital for the Years Ended December 31,
   1993 and 1994..............................................................    F-25
Statements of Cash Flows for the Years Ended December 31, 1993 and 1994.......    F-26
Notes to Financial Statements.................................................    F-27

NORTHWEST CABLE NETWORK

Report of Independent Public Accountants......................................    F-32
Balance Sheets as of December 31, 1993 and 1994...............................    F-33
Statements of Operations for the Years Ended December 31, 1993 and 1994.......    F-34
Statements of Changes in Partners' Capital for the Years Ended December 31,
   1993 and 1994..............................................................    F-36
Statements of Cash Flows for the Years Ended December 31, 1993 and 1994.......    F-37
Notes to Financial Statements.................................................    F-38

PACIFIC WEST CABLE TELEVISION

Report of Independent Public Accountants......................................    F-43
Balance Sheet as of December 31, 1993.........................................    F-44
Statement of Operations and Changes in Partners' Deficit for the Year Ended
   December 31, 1993..........................................................    F-45
Statement of Cash Flows For the Year Ended December 31, 1993..................    F-46
Notes to Financial Statements.................................................    F-47

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Wireless Broadcasting Systems of America, Inc.:


We have audited the accompanying consolidated balance sheets of WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' and partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Broadcasting Systems of America, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                             ARTHUR ANDERSEN LLP


Denver, Colorado,
  March 29, 1996.

               Report of Independent Certified Public Accountants


Board of Directors
Wireless Broadcasting Systems of
  America, Inc.:


We have audited the consolidated statements of operations, partners' equity (deficit) and cash flows of WJB-TV Limited Partnership (predecessor to Wireless Broadcasting Systems of America, Inc.) for the year ended December 31, 1993. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, partners' equity (deficit) and cash flows of WJB-TV Limited Partnership for the year ended December 31, 1993 in conformity with generally accepted accounting principles.



                              ERNST & YOUNG LLP


West Palm Beach, Florida,
  April 21, 1994.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS




                                                             December 31
                                                    -------------------------------      June 30,
               ASSETS                                     1994           1995              1996
               ------                               --------------  ---------------  ---------------
                                                                                        (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                          $   383,610         $583,568         $216,717
  Subscriber receivables, net of allowance for
     doubtful accounts of $56,000, $61,500, and
     $61,500, respectively                               233,035          529,513          659,627
  Other receivables                                       73,481          156,327          100,825
  Prepaid expenses and other current assets               99,304          129,965          223,117
  Inventories                                          1,703,770        1,125,623        1,312,812
                                                  --------------  ---------------  ---------------
         Total current assets                          2,493,200        2,524,996        2,513,098
                                                  --------------  ---------------  ---------------
WIRELESS CABLE TELEVISION SYSTEMS (Note 2):
  Property and equipment                              21,172,216       30,804,430       37,034,774
  License acquisition costs                            7,356,141       26,438,265       30,530,630
  Purchased intangibles                                3,144,936        6,075,614        6,188,241
  Less accumulated depreciation and amortization      (5,356,233)     (15,214,525)     (18,998,086)
                                                  --------------  ---------------  ---------------
         Total wireless cable television
            systems, net                              26,317,060       48,103,784       54,755,559
                                                  --------------  ---------------  ---------------

OTHER ASSETS:
  Deferred acquisition costs                           1,558,951          505,988           15,029
  Other assets, net                                      163,314        1,080,846          987,223
                                                  --------------  ---------------  ---------------
         Total other assets                            1,722,265        1,586,834        1,002,252
                                                  --------------  ---------------  ---------------
         Total assets                                $30,532,525      $52,215,614      $58,270,909
                                                  ==============  ===============  ===============



        The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS




                                                                 December 31
                                                       -------------------------------      June 30,
LIABILITIES AND STOCKHOLDERS' EQUITY                         1994            1995             1996
- ------------------------------------                  ---------------  ---------------  ---------------
                                                                                          (Unaudited)
CURRENT LIABILITIES:
  Current portion of long-term debt                     $  11,750,000  $        96,203  $        44,563
  Accounts payable                                            829,987        1,793,626        1,505,961
  Accrued liabilities                                         566,377        1,073,055        3,832,935
                                                        -------------  ---------------  ---------------
          Total current liabilities                        13,146,364        2,962,884        5,383,459
                                                        -------------  ---------------  ---------------
LONG-TERM DEBT (Note 5)                                             -        5,000,000       12,500,000

COMMITMENTS AND CONTINGENCIES (Note 7)

CONVERTIBLE PREFERRED STOCK, $.01 par
  value, 35,000 shares authorized, issued and
  outstanding in 1995 and June 30, 1996,
  stated at liquidation value, including cumulative
  dividends of $2,413,763 and $4,307,835,
  respectively (Note 4)                                             -       37,413,763       39,307,835

STOCKHOLDERS' EQUITY (Note 4):
  Common stock, $.01 par value, 65,000,000
     shares authorized, 24,052,280, 24,052,280 and
     24,080,280 shares issued and outstanding,
     respectively                                             240,523          240,523          240,803
  Additional paid in capital                               27,435,759       26,928,989       26,970,709
  Accumulated deficit                                     (10,290,121)     (20,330,545)     (26,131,897)
                                                        -------------  ---------------  ---------------
          Total stockholders' equity                       17,386,161        6,838,967        1,079,615
                                                        -------------  ---------------  ---------------
          Total liabilities and stockholders' equity      $30,532,525      $52,215,614      $58,270,909
                                                        =============  ===============  ===============



        The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                    For the Six Months Ended
                                                             Year Ended December 31                          June 30
                                               -----------------------------------------------  ------------------------------
                                                    1993            1994            1995              1995          1996
                                               -------------  --------------  ----------------  --------------  --------------
                                                                                                           (Unaudited)
REVENUES                                         $ 2,669,434     $ 9,590,661       $16,874,475     $ 7,480,026     $10,190,297

EXPENSES:
  System operations                                2,818,331       5,530,734         8,912,562       4,016,803       5,301,087
  Selling, general and administrative              2,340,116       3,817,768         4,792,472       1,986,355       2,917,891
  Depreciation and amortization                    1,600,330       4,648,793        10,349,202       4,556,469       5,385,830
                                               -------------  --------------   ---------------  --------------  --------------
  Total Expenses                                   6,758,777      13,997,295        24,054,236      10,559,627      13,604,808
                                               -------------  --------------  ----------------  --------------  --------------
LOSS FROM OPERATIONS                              (4,089,343)     (4,406,634)       (7,179,761)     (3,079,601)     (3,414,511)

  Interest income                                     61,854          11,567            25,415          12,724           1,040

  Interest expense                                   (22,807)       (551,056)         (472,315)       (286,503)       (493,809)
                                               -------------  --------------  ----------------  --------------  --------------
LOSS BEFORE MINORITY INTEREST                     (4,050,296)     (4,946,123)       (7,626,661)     (3,353,380)     (3,907,280)

  Minority interest in net loss of
     consolidated entities                            35,329           7,647                 -               -               -
                                               -------------  --------------  ----------------  --------------  --------------
NET LOSS                                          (4,014,967)     (4,938,476)       (7,626,661)     (3,353,380)     (3,907,280)

PREFERRED STOCK DIVIDEND REQUIREMENT                       -               -        (2,413,763)       (610,959)     (1,894,072)
                                               -------------  --------------  ----------------  --------------  --------------
NET LOSS APPLICABLE TO COMMON STOCK              $(4,014,967)    $(4,938,476)     $(10,040,424)    $(3,964,339)    $(5,801,352)
                                               =============  ==============  ================  ==============  ==============

NET LOSS PER COMMON SHARE*                             $(.36)          $(.23)            $(.42)          $(.16)          $(.24)
                                               =============  ==============  ================  ==============  ==============

  Weighted average common shares outstanding*     11,003,719      21,642,024        24,052,280      24,052,280      24,052,357
                                               =============  ==============  ================  ==============  ==============


* Pro forma for 1993 and 1994 (Note 1)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES


         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' AND PARTNERS' EQUITY


                                                  Common Stock             Partners' Capital
                                          ---------------------------  --------------------------
                                              Shares       Par Value     General      Limited
                                          --------------  -----------  ----------  --------------
BALANCES, January  1, 1993                             -           $-          $-      $7,666,734

   Capital contributions                               -            -           -       4,333,329
   Net loss                                            -            -           -               -
                                          --------------  -----------  ----------  --------------
BALANCES, December 31, 1993                            -            -           -      12,000,063

   Capital contribution of net amount
      due to general partner                           -            -      65,665               -
   Shares issued to general partner in
      exchange for partnership interest            1,000           10     (65,665)              -
   Shares issued to limited partners in
      exchange for partnership interests      12,000,000      120,000           -     (12,000,063)
   Shares issued in private offering,
      net of offering costs of $57,412        12,051,280      120,513           -               -
   Net loss                                            -            -           -               -
                                          --------------  -----------  ----------  --------------
BALANCES, December 31, 1994                   24,052,280      240,523           -               -

   Convertible preferred stock
      offering costs                                   -            -           -               -
   Cumulative dividends on
      convertible preferred stock                      -            -           -               -
   Net loss                                            -            -           -               -
                                          --------------  -----------  ----------  --------------
BALANCES, December 31, 1995                   24,052,280      240,523           -               -

   Cumulative dividends on convertible
      preferred stock (unaudited)                      -            -           -               -
   Exercise of stock options (unaudited)          28,000          280           -               -
   Net loss (unaudited)                                -            -           -               -
                                          --------------  -----------  ----------  --------------
BALANCES, June 30, 1996 (unaudited)           24,080,280     $240,803          $-              $-
                                          ==============  ===========  ==========  ==============

                                              Additional
                                               Paid-in
                                               Capital          Deficit          Total
                                            --------------  ---------------  --------------
BALANCES, January  1, 1993                              $-     $(1,336,678)      $6,330,056

   Capital contributions                                 -                -       4,333,329
   Net loss                                              -      (4,014,967)      (4,014,967)
                                            --------------  ---------------  --------------
BALANCES, December 31, 1993                              -      (5,351,645)       6,648,418

   Capital contribution of net amount
      due to general partner                             -                -          65,665
   Shares issued to general partner in
      exchange for partnership interest             66,955                -           1,300
   Shares issued to limited partners in
      exchange for partnership interests        11,880,063                -               -
   Shares issued in private offering,
      net of offering costs of $57,412          15,488,741                -      15,609,254
   Net loss                                              -      (4,938,476)      (4,938,476)
                                            --------------  ---------------  --------------
BALANCES, December 31, 1994                     27,435,759     (10,290,121)      17,386,161

   Convertible preferred stock
      offering costs                             (506,770)                -       (506,770)
   Cumulative dividends on
      convertible preferred stock                        -     (2,413,763)      (2,413,763)
   Net loss                                              -     (7,626,661)      (7,626,661)
                                            --------------  ---------------  --------------
BALANCES, December 31, 1995                    26,928,989     (20,330,545)       6,838,967

   Cumulative dividends on convertible
      preferred stock (unaudited)                        -     (1,894,072)      (1,894,072)
   Exercise of stock options (unaudited)            41,720                -         42,000
   Net loss (unaudited)                                  -     (3,907,280)      (3,907,280)
                                            --------------  ---------------  --------------
BALANCES, June 30, 1996 (unaudited)            $26,970,709   $(26,131,897)      $1,079,615
                                            ==============  ===============  ==============

 The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

          WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                     For the Six Months Ended
                                                              Year Ended December 31                          June 30
                                                   ---------------------------------------------  ------------------------------
                                                        1993            1994            1995            1995           1996
                                                  --------------  --------------  --------------  --------------  --------------
                                                                                                           (Unaudited)
OPERATING ACTIVITIES:
  Net loss                                          $(4,014,967)    $(4,938,476)    $(7,626,661)    $(3,353,380)    $(3,907,280)
  Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities-
     Depreciation and amortization                     1,600,330       4,648,793      10,349,202       4,556,469       5,385,830
     Amortization of loan origination costs                    -          90,556          43,341          24,616          72,826
     Minority interest                                  (35,329)         (7,647)               -               -               -
     Changes in current assets and liabilities-
       Subscriber receivables                           (75,273)        (30,819)       (296,478)        (34,834)       (130,114)
       Other receivables                                 206,264        (73,481)        (82,846)       (187,207)          55,502
       Prepaid expenses and other current assets       (153,639)         184,777        (30,661)        (31,228)        (70,849)
       Inventories                                     (314,297)       (803,889)         685,890         171,114       (187,189)
       Advance to affiliates                           (148,181)         400,930               -               -               -
       Accounts payable and accrued liabilities          312,707          84,335       1,465,007         513,596       2,472,215
                                                  --------------  --------------  --------------  --------------  --------------
          Net cash (used in) provided by
            operating activities                     (2,622,385)       (444,921)       4,506,794       1,659,146       3,690,941
                                                  --------------  --------------  --------------  --------------  --------------
INVESTING ACTIVITIES:
  Acquisition of net assets of wireless
     cable systems                                             -    (13,777,742)    (24,065,284)    (23,545,004)               -
  Payments for property and equipment                (5,755,418)     (7,599,832)     (6,475,093)     (2,458,604)     (7,825,597)
  Payments for license acquisition costs               (680,471)       (835,667)       (291,124)       (167,282)     (3,711,862)
  Payments of deferred acquisition costs                       -     (1,586,137)       (228,556)         (9,289)         (6,549)
  Cash received from certificate of deposit                    -         115,790               -               -               -
  Cash received (paid) for other assets                        -       (147,395)          50,822               -               -
                                                  --------------  --------------  --------------  --------------  --------------
          Net cash used in investing activities      (6,435,889)    (23,830,983)    (31,009,235)    (26,180,179)    (11,544,008)
                                                  --------------  --------------  --------------  --------------  --------------


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                                                     Page 2 of 2
        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                        For the Six Months Ended
                                                                 Year Ended December 31                          June 30
                                                      ---------------------------------------------  ------------------------------
                                                           1993            1994            1995            1995           1996
                                                      ------------  --------------  ---------------  ---------------  -------------
                                                                                                               (Unaudited)
FINANCING ACTIVITIES:
  Net proceeds from sale of preferred stock                     $-              $-      $34,493,230      $34,449,856             $-
  Net proceeds from sale of common stock                         -      14,054,997                -                -              -
  Contributions from limited partners                    4,333,329               -                -                -              -
  Contributions from minority interest                      88,180               -                -                -              -
  Proceeds from exercise of stock options                        -               -                -                -         42,000
  Borrowing under revolving credit facilities                    -      12,750,000        7,250,000        1,250,000      7,500,000
  Principal payments under revolving credit facilities           -     (1,000,000)     (14,000,000)     (10,500,000)              -
  Principal payments under vehicle notes                         -               -         (24,220)          (8,134)       (51,640)
  Proceeds from notes payable - related parties          3,000,000       2,000,000                -                -              -
  Payments on notes payable - related parties                    -     (3,444,443)                -                -              -
  Cash paid for loan origination fees                            -       (110,557)      (1,016,611)         (52,670)        (4,144)
  Advances received from affiliate                         224,646               -                -                -              -
  Advances repaid to affiliate                           (182,188)               -                -                -              -
                                                      ------------  --------------  ---------------  ---------------  -------------
          Net cash provided by financing activities      7,463,967      24,249,997       26,702,399       25,139,052      7,486,216
                                                      ------------  --------------  ---------------  ---------------  -------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     (1,594,307)        (25,907)          199,958          618,019      (366,851)

CASH AND CASH EQUIVALENTS, at beginning of year          2,003,824         409,517          383,610          383,610        583,568
                                                      ------------  --------------  ---------------  ---------------  -------------
CASH AND CASH EQUIVALENTS, at end of year                 $409,517        $383,610         $583,568       $1,001,629       $216,717
                                                      ============  ==============  ===============  ===============  =============

SUPPLEMENTAL SCHEDULE OF NONCASH
  ACTIVITIES:

  Cash paid for interest                                        $-        $443,790         $342,661         $248,862       $387,775
                                                      ============  ==============  ===============  ===============  =============

  Common stock issued in payment of notes
  payable - related parties                                     $-      $1,555,557               $-               $-             $-
                                                      ============  ==============  ===============  ===============  =============


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

        WIRELESS BROADCASTING SYSTEMS OF AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (including notes applicable to unaudited periods ended June 30, 1995 and 1996)


(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Organization and Business

Wireless Broadcasting Systems of America, Inc. (the "Company") was formed to own and operate wireless cable television systems. These systems utilize microwave frequencies to provide multi-channel television programming to subscribers. Licenses for the microwave frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission ("FCC").

The Company is a Delaware corporation and is the successor to WJB-TV Limited Partnership (the "Partnership"). The Partnership was formed in 1991 and commenced operations in 1992. The general partner of the Partnership was WJB-Television Limited Partnership, a Delaware limited partnership, and the limited partnership interests were held by 18 individuals and business entities. On March 16, 1994, the Company, a newly formed corporation, exchanged one share of the Company's common stock for each of 12 million outstanding limited partnership units. In addition, the Company offered to sell its common stock to the limited partners in the Partnership. The limited partner investors collectively purchased 12,051,280 shares of the Company's common stock for $14,111,109 cash and the conversion of $1,555,557 of notes payable to certain limited partners (see Note 5).

The general partner, who held a minority interest in a Partnership system, contributed $119,314 of management fees due to the general partner plus $1,300 cash to the Company in exchange for 1,000 shares of the Company's common stock and settlement of other amounts due to the Company from the general partner for unfunded capital contributions, for a net recapitalization of $66,965.

As part of the exchange offer, WJB-TV Ft. Pierce Limited Partnership and WJB-TV Melbourne Limited Partnership (subsidiaries of the Partnership) contributed all of their assets and liabilities to newly formed corporations which are subsidiaries of the Company.

     Basis of Consolidation

The consolidated financial statements include the accounts of the Partnership through March 16, 1994, and the accounts of the Company and its wholly owned subsidiaries thereafter. Assets and liabilities of the Partnership were initially recorded by the

Company at their historical cost basis as of March 16, 1994. The Company's subsidiaries (and the location of the subsidiaries' principal operations) at December 31, 1995 are as follows:

     Wireless Broadcasting Systems of Ft. Pierce, Inc. - Ft. Pierce, Florida Wireless Broadcasting Systems of Melbourne, Inc. - Melbourne, Florida Wireless Broadcasting Systems of Sacramento, Inc. - Sacramento, California Wireless Broadcasting Systems of West Palm, Inc. - West Palm Beach,
        Florida *
     Wireless Broadcasting Systems of Boise, Inc. - Boise, Idaho
     Wireless Broadcasting Systems of Yakima, Inc. - Yakima, Washington
        *System is proposed to launch in 1997

All intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Inventories

Inventories, consisting primarily of equipment purchased for installation at subscribers' homes, are stated at the lower of cost (first-in, first-out) or market.

     Wireless Cable Television Systems

Property and Equipment -- Property and equipment are stated at cost. Depreciation is recorded on a straight-line basis for financial reporting purposes over the estimated useful lives of the assets (Note 2). An additional depreciation charge is recognized for the net book value of any equipment not recovered upon discontinuance of service to subscribers. Repair and maintenance costs are charged to expense when incurred. Renewals and betterments are capitalized. Subscriber installation costs, including direct salaries, equipment and other direct related costs, are capitalized and amortized over three to five years. Marketing costs and sales commissions are expensed as incurred. Depreciation expense was approximately $1,428,000, $3,593,000, and $7,223,000 for the years ended December 31, 1993, 1994, and
1995, respectively. Depreciation expense was approximately $3,622,000 and $3,508,000 for the six months ended June 30, 1995 and 1996, respectively.

License Acquisition Costs -- Costs incurred to acquire or lease microwave frequency licenses issued by the Federal Communications Commission are deferred and are amortized over ten years. This asset category also includes licenses purchased as part of the business acquisitions described in Note 3. Amortization expense was approximately $154,000, $618,000 and $2,134,000 for the years ended December 31, 1993, 1994, and 1995, respectively. Amortization expense was approximately $514,000 and $1,356,000 for the six months ended June 30, 1995 and 1996, respectively.

Purchased Intangibles -- The excess of the purchase price of operating wireless cable systems over net tangible assets acquired represents other purchased intangibles, including subscriber lists and goodwill. These intangibles are amortized over estimated useful lives of 3 to 20 years. Amortization expense was approximately $0, $373,000 and $987,000 for 1993, 1994 and 1995,
respectively. Amortization expense was approximately $418,000 and $519,000 for the six months ended June 30, 1995 and 1996, respectively.

     Deferred Acquisition Costs

The Company defers certain direct third party costs related to potential acquisitions. If and when it becomes apparent that a particular acquisition will not be consummated, the related costs are charged to expense. As of December 31, 1994, the Company had placed in escrow deposits of $1.2 million related to two acquisitions which were completed in March 1995 and April 1995 (see Note 3).

     Other Assets

Other assets are comprised primarily of loan origination fees and also include organizational costs and the long-term portion of prepaid expenses. Loan origination fees are amortized over the life of the loan. The unamortized balance of loan origination fees was approximately $20,000, $988,000 and $919,000 as of December 31, 1994, December 31, 1995, and June 30, 1996,
respectively. Organizational costs are amortized using the straight-line method over five years.

     Revenue Recognition

Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service to a subscriber. All marketing costs and commissions related to new subscribers are expensed as incurred.

     Net Loss per Share

For purposes of determining net loss per share for periods prior to formation of the corporation in March 1994, the pro forma computations of weighted average shares outstanding assume common shares issued to the partners in exchange for their partnership interests were issued at the time of, and in proportion to, partner capital contributions to the Partnership. Potential dilutive effects of common stock equivalents for outstanding options and warrants, determined using the treasury stock method, were ignored because the effect on all periods presented was anti-dilutive.

     New Accounting Principles

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Management believes the adoption of SFAS No. 121 will not have a significant impact on the Company's consolidated financial position and results of operations.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), issued by the FASB in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"), but requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company expects to adopt SFAS No. 123 in 1996. While the Company is still evaluating SFAS No. 123, it currently expects to elect to measure compensation cost under APB No. 25 and comply with the pro forma disclosure requirements. If the Company makes this election, this statement will have no impact on the Company's consolidated results of operations.

     Interim Financial Statements

The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In management's opinion, the unaudited financial statements include all adjustments necessary for a fair presentation of financial position and results of operations for the unaudited periods. All such adjustments were of a normal, recurring nature.

(2) WIRELESS CABLE TELEVISION SYSTEMS

At December 31, 1994 and 1995, components of wireless cable television system assets are as follows:



                                           December 31,
                                  ------------------------------      June 30,
                                        1994           1995             1996          Life
                                  --------------  --------------  --------------  -----------
                                                                     (Unaudited)
Subscriber equipment                 $10,792,284     $15,598,480     $19,261,440   2-10 Years
Transmission equipment                 5,020,108       5,794,475       6,010,136   5-10 Years
Subscriber installations               3,417,531       6,258,272       8,155,378    3-5 Years
Furniture and equipment                  883,439       1,531,444       1,683,497    5-7 Years
Vehicles                                 771,705       1,294,049       1,575,457      3 Years
Leasehold improvements                   154,901         191,688         205,423    3-5 Years
Buildings                                132,248         136,022         143,443     30 Years
                                  --------------  --------------  --------------
                                      21,172,216      30,804,430      37,034,774
Less- accumulated depreciation
  and amortization                    (4,141,523)    (10,878,162)    (12,786,521)
                                  --------------  --------------  --------------
    Property and equipment, net      $17,030,693     $19,926,268     $24,248,253
                                  ==============  ==============  ==============

License acquisition costs             $7,356,141     $26,438,265     $30,530,630     10 Years

  Less- accumulated amortization        (841,613)     (2,975,778)     (4,331,734)
                                    ------------  --------------  --------------
  License acquisition costs, net      $6,514,528     $23,462,487     $26,198,896
                                  ==============  ==============  ==============

Purchased intangibles                 $3,144,936      $6,075,614      $6,188,241   3-20 Years

  Less- accumulated amortization        (373,097)     (1,360,585)     (1,879,831)
                                    ------------  --------------  --------------
  Purchased intangibles, net          $2,771,839      $4,715,029      $4,308,410
                                  ==============  ==============  ==============



(3) ACQUISITIONS

In March 1994, the Company acquired the principal operating assets of Pacific West Cable Television, a wireless cable television operator in Sacramento, California, for approximately $13.8 million (the "Sacramento acquisition"). The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.

In March 1995, the Company acquired the principal operating assets of Boise Cable Limited Partnership, a wireless cable television operator in Boise, Idaho, for approximately $15.6 million (the "Boise acquisition"). The Company utilized the proceeds of the sale of 25,000 shares of its Class A Preferred Stock (see Note 4) to fund the acquisition. The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.

In April 1995, the Company acquired the principal operating assets of Northwest Cable Network, a wireless cable television operator in Yakima, Washington, for approximately $9.2 million (the "Yakima acquisition"). The Company utilized the proceeds of the sale of 10,000 shares of its Class A Preferred Stock (see
Note 4) to fund the acquisition. The acquisition was accounted for as a purchase with the purchase price allocated to the assets acquired based on relative fair values.


                                                       1994                 1995
                                                  -------------  ------------------------
                                                    Sacramento       Boise       Yakima
                                                  -------------  ------------  ----------
Current assets acquired                                $250,286       $79,956     $27,787
Investment in wireless cable television systems-
  Property and equipment                              5,352,243     1,838,036   1,800,200
  License acquisition costs                           5,330,000    11,984,000   6,807,000
  Purchased intangibles                               3,144,935     1,825,963     607,553
Less liabilities assumed                               (299,722)      (80,384)    (45,349)
                                                  -------------  ------------  ----------
     Cash paid for net assets acquired              $13,777,742   $15,647,571  $9,197,191
                                                  =============  ============  ==========


The following pro forma total consolidated revenues, net loss and net loss per common share for the year ended December 31, 1995 reflects the Boise and Yakima acquisitions as if each had occurred on January 1, 1995:



                                                (Unaudited)

                    Revenues                    $18,431,000
                                                 ==========

                    Net loss                    $(7,821,000)
                                                 ==========

                    Net loss per common share   $      (.46)
                                                ===========


(4) STOCKHOLDERS' AND PARTNERS' EQUITY

     Class A Preferred Stock

In March 1995, the authorized capital stock of the Company was amended to include 65,000,000 shares of $0.01 par value common stock and 35,000 shares of $0.01 par value non-voting Class A cumulative convertible preferred stock ("Class A Preferred Stock"). Each share of Class A Preferred Stock is convertible into approximately 687 shares of common stock (in the aggregate, 24,052,080 shares of common stock), subject to possible adjustment for certain future issuances of securities. The Class A Preferred Stock is convertible at any time at the option of the holder. Holders of the Class A Preferred Stock are entitled to a liquidation preference ("the Liquidation Value") of $1,000 per share plus 2.5% per quarter, compounded if not paid. Upon conversion to shares of common stock, the cumulative Liquidation Value of the Class A Preferred Stock, less $1,000 per share, is to be paid by the Company in cash.

On any date after March 15, 1998, if the Company's common stock has been publicly traded for one year and certain other restrictions concerning the trading volume and market price are satisfied, the Company has the right to require all shares of Class A Preferred Stock then outstanding to be converted into common stock of the Company. The Company is required to redeem any remaining Class A Preferred Stock outstanding at December 31, 2002, at the then current Liquidation Value.

Dividends may not be paid on the common stock as long as any shares of Class A Preferred Stock are outstanding, or any amounts payable in respect of the Class A Preferred Stock have not been paid in full.

In March 1995, the Company agreed to issue 35,000 shares of Class A Preferred Stock for $1,000 per share. In March 1995, the Company sold 25,000 shares of Class A Preferred Stock. The Company utilized the net proceeds to acquire the net assets of Boise Cable Limited Partnership (see Note 3) and reduced the principal amount on its revolving promissory note to $2,250,000 (see Note 5). The remaining 10,000 shares of Class A Preferred Stock were issued to the same purchasers in April 1995, in connection with the Company's acquisition of the net assets of Northwest Cable Network (see Note 3).

Under the terms of the Class A Preferred Stock Purchase Agreement, the Company may request, at any time, that the holders of the Class A Preferred Stock exchange such shares for a subordinated convertible promissory note (the "Note"). The Note shall be in a principal amount equal to the cumulative Liquidation Value and will accrue interest of 10% per annum, compounded quarterly. The holders of the Class A Preferred Stock are required to consent to such exchange provided they are not subjected to any adverse tax consequences as a result of the exchange.

The current holders of the Class A Preferred Stock are entitled to certain piggyback and demand registration rights in the event of a public offering.

     Stockholders' Agreement

The Company and all its stockholders were parties to a Stockholders' Agreement dated March 15, 1995, which requires all stockholders to vote in favor of two (of seven) directors designated by the Class A Preferred Stockholders. In the event any stockholder proposes to sell shares, this agreement also grants first rights of refusal to all other stockholders, and to the Company, to acquire those shares on the same terms.

So long as the Class A Preferred Stockholders hold at least 20% of the shares originally issued to them, their consent is required for certain actions of the Company, including mergers, sales of systems or major assets, system acquisitions and major expenditures, issuance of debt in excess of $500,000, issuance of equity securities, and certain matters related to retention of executives and consultants.

     Common Stock Warrants

In connection with the issuance of the Class A Preferred Stock, the Company issued warrants to the common stockholders to purchase 13,500,000 shares of common stock for $3.00 per share. The warrants are exercisable at any time and expire in March 2000 and April 2000.

     Stock Option Plan

In 1995, the Company's stock option plan was amended to authorize the grant of stock options to officers and employees of the Company to purchase an aggregate of 3,103,000 shares of common stock. The board of directors may set the rate at which the options become exercisable and determine when the options expire, subject to the following limitations. No options shall be exercisable after the tenth anniversary of the date of grant, or three months following termination of employment, except in cases of death or disability, for which exercisability is extended. In the event of dissolution, liquidation or other corporate reorganization, all stock options outstanding shall become exercisable in full.

During 1994, the Company granted options to purchase 1,073,333 shares of common stock. The exercise price with respect to options to purchase 300,000 shares was established at the date of grant to be $1.50 per share, the estimated fair value on the date of grant. The exercise price with respect to the remaining options to purchase 773,333 shares of common stock was not established until March 1995, at approximately $1.46 per share, the estimated fair market value of the Company's common stock in March 1995.

In 1995, the Company granted additional options to purchase 1,401,667 shares of common stock at approximately $1.46 per share, the estimated fair value of the common stock on the date of grant. During 1995, options to purchase 330,799 shares were forfeited and canceled.

Options to purchase 100,000 shares of common stock vest ratably over a two year period from the date of grant. The remaining options vest ratably over a four year period. As of December 31, 1995, options for the purchase of 2,144,201 common shares were outstanding, of which 259,000 were vested. As of June 30, 1996, options for the purchase of 2,044,201 common shares were outstanding, of which 709,201 were exercisable.

(5) DEBT

In November 1995, the Company entered into a credit agreement with a group of banks which provides for maximum aggregate borrowings of $40 million. Outstanding borrowings bear interest based on the bank's base rate or the Eurodollar rate, plus a spread which depends upon a defined ratio of the Company's total indebtedness to its operating cash flow. The revolving credit facility converts to a term loan in December 1998, at which time outstanding borrowings are to be amortized on a quarterly basis until December 2002. The
facility is secured by essentially all of the assets of the Company.   As of
December 31, 1995, and June 30, 1996, outstanding borrowings under the facility were $5,000,000 and $12,500,000, respectively.

In connection with the purchase of the Boise and Yakima wireless cable television systems, the Company assumed notes collateralized by vehicles totaling approximately

$120,000. As of December 31, 1995, the outstanding principal balance due under these notes was approximately $96,000.

In March 1994, the Company obtained a revolving promissory note from a bank of which $11,750,000 was drawn at December 31, 1994. Interest accrued at certain spreads over the Eurodollar Rate, the bank's prime rate or the Federal Funds
Rate.   Interest was payable monthly (or at maturity for Eurodollar borrowings). The note was guaranteed by three of the Company's stockholders. In March 1995, the Company used the proceeds from the sale of Class A Preferred Stock (see Note 4) to reduce the outstanding note balance to $2,250,000 and the remainder of the note was paid in November 1995 from proceeds of the new revolving facility.

During 1993, two limited partners advanced an aggregate of $3,000,000 to the Partnership, all of which remained outstanding at December 31, 1993. On March 16, 1994, $1,555,557 was converted to shares of the Company's common stock (see
Note 1).

Annual maturities of the long-term debt described above are as follows:


                       Year Ended December 31-
                         1996                  $   96,203
                         1997                       -
                         1998                       -
                         1999                   1,000,000
                         2000                   1,500,000
                         Thereafter             2,500,000
                                                ---------
                                               $5,096,203
                                                =========

(6) INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes." Accordingly, the current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of: (a) temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

Prior to incorporation, the Partnership had accumulated losses of approximately $6.2 million. For income tax purposes, these losses were allocated to the partners in accordance with the provisions of the Partnership agreement. Thus, Partnership losses included in the accompanying consolidated financial statements of the Company are not available to offset future taxable income of the Company, if any. As required by SFAS

No. 109, this change in tax status was recognized by establishing deferred tax assets and liabilities for temporary differences between the tax basis and amounts reported in the Company's consolidated financial statements at March 16, 1994.

As of December 31, 1995, the Company had approximately $10,900,000 of net operating loss carryover for income tax purposes incurred during the period from March 16, 1994 through December 31, 1995, available to offset future federal taxable income, subject to limitations for alternative minimum tax.
The net operating loss is subject to examination by the taxing authorities and expires in 2009 and 2010. Benefit for this net operating loss carryforward was recognized in 1994 to the extent of the net deferred tax liability established to recognize the tax effect of the change in tax status from a partnership to a C corporation on March 16, 1994.

Because of operating losses, the provision for income taxes for 1994 and 1995 was zero and no income taxes were currently payable.

The components of the deferred income tax assets as of December 31, 1994 and 1995 were as follows:


                                        1994          Change         1995
                                   -------------  -------------  -------------
 Net operating loss carryforwards $    1,167,000  $   3,084,000  $   4,251,000
 Depreciation expense                    115,800       (192,800)       (77,000)
 Compensation accruals                    30,000          9,000         39,000
 Allowance for doubtful accounts          20,500          3,500         24,000
 Less valuation allowance             (1,333,300)    (2,903,700)    (4,237,000)
                                   -------------   ------------   ------------
                                  $      -        $     -        $      -
                                   =============   ============   ============



The Company has not yet achieved profitable operations. Accordingly, management believes the net deferred tax assets as of December 31, 1995, do not satisfy the realization criteria set forth in SFAS No. 109 and has recorded a valuation allowance for the entire amount.

The current income tax laws and regulations contain provisions that may limit the net operating loss carryover available in individual future years upon the occurrence of certain events, including significant changes in ownership. A change in ownership of greater than 50% within a three year period would result in an annual limitation on the Company's ability to utilize its net operating loss carryovers.

(7) COMMITMENTS AND CONTINGENCIES

The Company is committed under various noncancelable lease agreements for office and warehouse space, as well as tower space. As of December 31, 1995, approximate future minimum lease payments under these agreements are as follows:


                       Year Ended December 31-
                         1996                 $  413,000
                         1997                    287,000
                         1998                    271,000
                         1999                    113,000
                         2000                     73,000
                         Thereafter               96,000
                                               ---------
                                              $1,253,000

Rent expense for 1993, 1994 and 1995 totaled approximately $132,000, $306,000 and $425,000, respectively.

The Company has entered into a series of noncancelable agreements to purchase entertainment programming for rebroadcast which expire through December 1999. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums.

The Company is currently involved in certain litigation relating to its operations. Management of the Company believes none of these actions will have a material adverse effect on the Company's consolidated financial position or its results of operations.

The Company, as successor in interest to the Partnership, is a party to a contractual agreement for the purchase of wireless cable television assets, including certain channel lease agreements, for one of its operating systems. The purchase agreement provides for the payment of additional consideration upon the occurrence of certain mandatory or optional events. The additional payment obligation becomes due upon the sale or other disposition of a material portion of the system assets or at the option of the Company at any time after December 1995. The additional payment obligation is based upon 10% of the difference between the fair market value received or the appraised value of the system at the time of the event and the amount of liabilities of the Company with respect to the system, including loans and capital contributions made by the Company's shareholders. The extent of any additional payment pursuant to this agreement will, therefore, depend on the actual fair market value of the system which is either realized or otherwise agreed to by the parties upon the disposition event.

The FCC recently adopted a competitive bidding mechanism under which available Multi Point Distribution System ("MDS") licenses for designated Basic Trading Areas ("BTA's") are auctioned to the highest bidder. Auctions for each of nearly 500 BTA's commenced on November 13, 1995 and concluded on March 28, 1996. As of March 28, 1996, the Company had submitted bids on various BTA's in an aggregate amount of approximately $3.5 million. BTA auction winners will obtain the exclusive right to apply for available MDS channels within the applicable BTA, subject to compliance with FCC interference protection, construction and other rules.

As a result of the BTA auction, the Company acquired the exclusive right to apply for the licenses for currently and subsequently available commercial channels ("BTA Authorizations") for five new markets: Coos Bay, Oregon; Eureka, California; Helena, Montana; Klamath Falls, Oregon; and Roseburg, Oregon. In addition, the Company acquired the BTA Authorizations for the West Palm Beach market and for each of its currently operating wireless cable television systems, except Sacramento. Through June 30, 1996, the Company had paid approximately $700,000 to the FCC as required deposits for the above BTA Authorizations and the remaining approximately $2.8 million to be paid was included in accrued liabilities.

(8) RELATED PARTY TRANSACTIONS

The Partnership agreement provided for the former general partner to receive a fee equal to 4% of annual gross operating revenues. The Partnership incurred management fee expense of approximately $106,000 during 1993 and 1994. In connection with the exchange offer described in Note 1, these unpaid management fees, net of unfunded general partner contributions, were contributed as additional capital to the Company.

During 1993, an affiliate of the general partner made noninterest bearing advances of approximately $225,000 to the Partnership, of which approximately $42,000 was unpaid at December 31, 1993.

A Company stockholder, who also serves as a director and secretary of the Company, is the chairman and founder of a law firm that provides legal services to the Company. Amounts paid or payable to the law firm for the years ended December 31, 1993, 1994 and 1995, were approximately $208,000, $208,000 and
$361,000, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Wireless Broadcasting Systems of America, Inc.:


We have audited the accompanying balance sheets of BOISE CABLE LIMITED PARTNERSHIP as of December 31, 1993 and 1994, and the related statements of operations, changes in partners' capital, and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cable Limited Partnership as of December 31, 1993 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                         ARTHUR ANDERSEN LLP


Denver, Colorado,
     July 31, 1995.

                        BOISE CABLE LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1994


                       ASSETS                                1993           1994
                                                           --------    -----------
CURRENT ASSETS:
  Cash and cash equivalents                              $        -   $     94,373
  Accounts receivable, net of allowance for doubtful
    accounts of $2,487 in 1993 and $65,000 in 1994          169,893        233,633
  Deposits                                                      800          1,300
                                                         ----------   ------------
         Total current assets                               170,693        329,306
                                                         ----------   ------------

PROPERTY AND EQUIPMENT                                    2,525,174      3,701,035
  Less- Accumulated depreciation                           (489,838)    (1,042,903)
                                                         ----------   ------------
         Total property and equipment, net                2,035,336      2,658,132
                                                         ----------   ------------

INTANGIBLE ASSETS                                           458,634        468,192
  Less- Accumulated amortization                           (112,272)      (168,351)
                                                         ----------   ------------
         Total intangible assets, net                       346,362        299,841
                                                         ----------   ------------
  Prepaid expenses and other assets                          21,744         24,090
                                                         ----------   ------------
         Total assets                                    $2,574,135   $  3,311,369
                                                         ==========   ============

                  LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Accounts payable                                       $  116,762   $    239,074
  Accrued interest                                                -         15,582
  Unearned income                                           162,732        246,694
  Customer deposits and prepaids                                  -          6,522
  Accrued compensation                                        9,353         12,410
  Payable to General Partner.                                 3,183          2,206
  Current portion of long-term debt                         307,602        938,194
                                                         ----------   ------------
         Total current liabilities                          599,632      1,460,682
                                                         ----------   ------------
LONG-TERM DEBT, net of current portion                    1,090,848        887,853
                                                         ----------   ------------
COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
  General Partner                                           366,055        405,645
  Limited Partners                                          517,600        557,189
                                                         ----------   ------------
         Total partners' capital                            883,655        962,834
                                                         ----------   ------------
         Total liabilities and partners' capital         $2,574,135   $  3,311,369
                                                         ==========   ============


The accompanying notes to financial statements are an integral part of these balance sheets.

                        BOISE CABLE LIMITED PARTNERSHIP


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994





                                                        1993            1994
                                                     ----------     ----------
 REVENUES                                            $1,551,546     $2,632,806
                                                     ----------     ----------
 EXPENSES:
   Operating expenses, net of capitalized costs         223,223        661,748
   Selling, general, and administrative expenses        422,852        704,591
   Depreciation and amortization                        399,411        609,143
   Management fees--General Partner                      77,048        133,858
                                                     ----------     ----------
           Total expenses                             1,122,534      2,109,340
                                                     ----------     ----------
 INCOME FROM OPERATIONS                                 429,012        523,466

   Interest expense                                    (81,838)      (154,287)
                                                     ----------     ----------
 NET INCOME                                          $  347,174     $  369,179
                                                     ==========     ==========



                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP


                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994




                                       General     Limited
                                       Partner     Partners      Total
                                      --------    ---------      ------
      BALANCES, December 31, 1992   $  279,968   $  431,513   $   711,481
        Partner distributions          (87,500)     (87,500)     (175,000)
        Net income                     173,587      173,587       347,174
                                   -----------  -----------  ------------
      BALANCES, December 31, 1993      366,055      517,600       883,655
        Partner distributions         (145,000)    (145,000)     (290,000)
        Net income                     184,590      184,589       369,179
                                   -----------  -----------  ------------
      BALANCES, December 31, 1994   $  405,645   $  557,189   $   962,834
                                   ===========  ===========  ============



                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP


                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994



                                                                 1993            1994
                                                             ----------       ---------
OPERATING ACTIVITIES:
  Net income                                                $   347,174     $   369,179
  Adjustments to reconcile net income to net cash
    provided by operating activities-
      Depreciation and amortization                             399,411         609,143
      (Increase) in accounts receivable                        (160,764)        (63,740)
      Increase in deposits                                            -            (500)
      Decrease (increase) in prepaid expenses
        and other assets                                          3,256          (2,346)
      Increase in accounts payable                               93,748         122,312
      Increase in accrued interest                                    -          15,582
      Increase in unearned income                               162,732          83,962
      Increase in customer deposits and prepaids                      -           6,522
      Increase in accrued compensation                            5,007           3,057
      Increase (decrease) in payable to General Partner           3,183            (977)
                                                            -----------     -----------
        Net cash provided by operating activities               853,747       1,142,194
                                                            -----------     -----------
INVESTING ACTIVITIES:
  Purchases of property and equipment                        (1,312,504)     (1,175,861)
  Increase in intangible assets                                  (1,001)         (9,558)
                                                            -----------     -----------
        Net cash used in investing activities                (1,313,505)     (1,185,419)
                                                            -----------     -----------
FINANCING ACTIVITIES:
  Principal payments on notes payable                          (115,859)       (207,302)
  Proceeds from bank debt                                       730,312         634,900
  Partner distributions                                        (175,000)       (290,000)
                                                            -----------     -----------
        Net cash provided by financing activities               439,453         137,598
                                                            -----------     -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS            (20,305)         94,373

CASH AND CASH EQUIVALENTS, beginning of year                     20,305               -
                                                            -----------     -----------
CASH AND CASH EQUIVALENTS, end of year                      $         -     $    94,373
                                                            ===========     ===========

SUPPLEMENTAL INFORMATION:
  Cash paid for interest                                    $    81,838     $   138,705
                                                            ===========     ===========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                        BOISE CABLE LIMITED PARTNERSHIP


                         NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1993 AND 1994


(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Partnership Formation

On February 11, 1991, Boise Cable Limited Partnership (the "Partnership"), a limited partnership under the laws of the State of Washington, was formed for the purpose of operating a wireless cable system in Boise, Idaho. This system utilizes microwave radio frequencies to provide multi-channel television programming to subscribers for a monthly fee. Licenses for the microwave radio frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission. The formation of the Partnership was accomplished in the following manner:

        1.   Northwest Satellite Network, Inc. ("General
             Partner"), an S corporation, contributed the rights to channel licenses for the Boise area and a Boise market study which were valued at $300,000.

        2.   In addition, ICTV, Inc. and Positive Images,
             Inc. ("Limited Partners"), both S corporations, contributed cash of $400,000 and $50,000, respectively.

     Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Revenue Recognition

Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service to a customer. Service is billed in advance. Billings for service to be rendered in the future are deferred and reflected as unearned income on the balance sheet.

     Capitalization Policy

All costs related to construction and expansion of the system are capitalized including the direct costs of receiving and transmission equipment. In addition, costs incurred to install equipment in subscriber homes are capitalized, including wages, payroll taxes, benefits, vehicle operating costs and overhead. The Partnership capitalized approximately $389,000 and $448,000 of operating costs during the years ended December 31, 1993 and 1994, respectively.

     Federal Income Taxes

The Partnership is not a taxpaying entity, and thus no tax benefit has been recorded in the statements. Income or loss from the partnership is taxed to the partners in their individual returns.

     Inventory

Inventory consists mainly of in-home equipment not yet installed and is recorded at cost and classified in the balance sheet with property and equipment.

(2) PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is depreciated on a straight line basis over the estimated useful lives of the assets. Property and equipment consist of the following at December 31, 1993 and 1994:


                                                 1993           1994    Life
                                             ----------     ----------  -----
     Inventory                               $   44,397    $    83,934    -
     Vehicles                                   119,314        121,069    3
     Office equipment and furniture              33,810         68,205    5
     In home equipment and install costs      1,849,084      2,839,891    5
     Head-end                                   464,750        572,492   10
     Leasehold improvements                      13,819         15,444    3
                                             ----------    -----------
                                              2,525,174      3,701,035
     Less - accumulated depreciation           (489,838)    (1,042,903)
                                             ----------    -----------
     Total property and equipment, net       $2,035,336    $ 2,658,132
                                             ==========    ===========


Virtually all of the assets of the Partnership are pledged as collateral on bank debt and on equipment and vehicle contracts.

(3) INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 1993 and 1994:


                                              1993          1994     Life
                                            ---------    ---------   ----
         Licenses                          $  373,199   $  382,757   10
         Organization costs                    85,435       85,435    5
                                           ----------   ----------
                                              458,634      468,192
         Less - accumulated amortization     (112,272)    (168,351)
                                           ----------  -----------
         Total intangible assets, net      $  346,362   $  299,841
                                           ==========  ===========

(4) LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1993 and 1994:


                                                       1993          1994
                                                    ---------      ---------

  Leases payable, due in monthly installments
       of $1,667, including interest at rates
       varying from 7.75% to 11.95%, secured
       by vehicles, final installments due at
       various dates from 1995 to 1998.              $   48,700    $ 33,361

  Note payable, First Security Bank,
       principal payments of $12,000 monthly,
       interest payable monthly at prime plus
       2% (10.5% at December 31, 1994),
       maturity date of July 9, 1997.
                                                      1,098,000     954,000

  Note payable, First Security Bank,
       monthly principal and interest payments
       of $4,773 with variable interest rate
       of prime plus 1.75% (10.25% at December
       31, 1994), maturity date of December
       15, 1996.                                        151,500     106,436

  Note payable, First Security Bank,
       monthly interest only payments with
       variable interest rate of prime plus
       1.75% (10.25% at December 31, 1994),
       maturity date extended to February 28,
       1995.                                            100,250     100,250

  Note payable, First Security Bank,
       monthly interest only payments with
       variable interest rate of prime plus
       1.75% (10.25% at December 31, 1994),
       maturity date of February 28, 1995.                    -     200,000

  Note payable, First Security Bank,
       monthly interest only payments with
       variable interest rate of prime plus
       1.5% (10.0% at December 31, 1994),
       maturity date of February 28, 1995.                    -     432,000
                                                      ---------   ---------
                             Total debt               1,398,450   1,826,047

Less: Current portion                                  (307,602)   (938,194)
                                                      ---------   ---------
                             Total long-term debt    $1,090,848   $ 887,853
                                                     ==========   =========


Principal payments due on long-term debt are as follows as of December 31, 1994:

                1995                             $  938,194
                1996                                210,866
                1997                                674,800
                1998                                  2,187
                1999                                      -
                                                 ----------
                                                 $1,826,047
                                                 ==========



(5) COMMITMENTS AND CONTINGENCIES

The Partnership's lease for certain non-owned frequency licenses provides that the lessor is to be paid a percentage of the sales price (as defined) in the event the system is sold. The amount agreed to by the lessor for the pending sale (Note 7) is $280,000.

     Leasing Arrangements

The Partnership's business office, head end site, four 1994 Ford trucks and other office equipment are leased under operating leases with minimum rental payments due as follows as of December 31, 1994:


                1995                             $   39,254
                1996                                 32,687
                1997                                 18,761
                1998                                 11,997
                1999                                  7,425
                Thereafter                          118,026
                                                 ----------
                                                 $  228,150
                                                 ==========


The office lease term ends July 31, 1996. At December 31, 1994, the minimum rent is $1,458 per month, increasing to $1,510 per month on August 1, 1995.

The head end site lease began July 1, 1991. The term of the lease is four (4) five (5) year periods for a total of 20 years. The rent for the first five-year period is $550 per month. The rent for each succeeding period will be negotiated between the parties which sum shall be no less than 125% and no more than 160% of the prior period.

(6) RELATED PARTY TRANSACTIONS

The General Partner, NSN, Inc., receives a monthly payment from the Partnership for management fees equal to 5% of gross monthly revenues.

(7) SALE OF PARTNERSHIP ASSETS

On September 30, 1994, the Partnership entered into an agreement with Wireless Broadcasting Systems of America, Inc. (WBSA) to sell the assets (as defined) of the Partnership for $15,350,000. Closing of the sale occurred in March 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Wireless Broadcasting Systems of America, Inc.:

We have audited the accompanying balance sheets of NORTHWEST CABLE NETWORK (a partnership) as of December 31, 1993 and 1994 and the related statements of operations, changes in partners' capital, and cash flows for each of the years in the period then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Cable Network as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the years in the period then ended in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN LLP



Denver, Colorado,
     July 31, 1995.

                            NORTHWEST CABLE NETWORK


                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1994




                          ASSETS                           1993            1994
                          ------                           ----            ----
CURRENT ASSETS:
  Cash and cash equivalents                              $     -        $      100
  Accounts receivable, net of allowance for doubtful
     accounts of $2,000 in 1993 and $5,000 in 1994          153,459        232,397
  Other receivables                                           3,485          2,947
  Deposits                                                     -            35,904
  Prepaid expenses and other current assets                   4,882          1,372
                                                         ----------     ----------
          Total current assets                              161,826        272,720
                                                         ----------     ----------

PROPERTY, PLANT AND EQUIPMENT                             3,220,288      4,705,875
  Less- Accumulated depreciation                           (902,834)    (1,646,844)
                                                         ----------     ----------
          Total property, plant and equipment, net        2,317,454      3,059,031
                                                         ----------     ----------

INTANGIBLE ASSETS                                         1,903,848      1,913,042
  Less- Accumulated amortization                           (515,519)      (775,810)
                                                         ----------     ----------
          Total intangible assets, net                    1,388,329      1,137,232
                                                         ----------     ----------
          Total assets                                   $3,867,609     $4,468,983
                                                         ==========     ==========



               The accompanying notes to financial statements are
                   an integral part of these balance sheets.

                            NORTHWEST CABLE NETWORK


                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1994



             LIABILITIES AND PARTNERS' CAPITAL            1993          1994
             ---------------------------------         ---------     ---------



  CURRENT LIABILITIES:
    Accounts payable                                   $ 133,817     $ 514,530
    Unearned income                                      144,923       225,394
    Accrued compensation and taxes                        35,357        47,656
    Accrued interest payable                              20,525        26,620
    Current portion of long term debt                    120,898        58,752
                                                       ---------     ---------
           Total current liabilities                     455,520       872,952

  LONG-TERM LIABILITIES:
    Long-term leases payable                               3,993        41,721
    Notes payable to seller                               32,947        18,800
    Notes payable to a bank                            2,000,306     2,703,000
    Subordinated notes payable to partners             1,390,814     1,390,814
                                                       ---------     ---------
           Total liabilities                           3,883,580     5,027,287
                                                       ---------     ---------

  COMMITMENTS AND CONTINGENCIES

  PARTNERS' CAPITAL:
    Northwest Satellite Network, Inc.                    (11,245)     (282,411)
    Arrow Systems, Inc.                                   (4,726)     (275,893)
                                                      ----------    ----------
           Total partners' capital                       (15,971)     (558,304)
                                                      ----------    ----------
           Total liabilities and partners' capital    $3,867,609    $4,468,983
                                                      ==========    ==========



               The accompanying notes to financial statements are
                   an integral part of these balance sheets.

                            NORTHWEST CABLE NETWORK


                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994




                                                        1993           1994
                                                     ---------       --------
 REVENUES                                            $1,446,619     $2,407,264
                                                     ----------     ----------
 EXPENSES:
   Operating expenses, net of capitalized costs         504,233        814,776
   Selling, general, and administrative expenses        481,957        731,034
   Depreciation and amortization                        778,547      1,004,301
   Management fees paid to partners                           -         28,000
                                                     ----------     ----------
           Total expenses                             1,764,737      2,578,111
                                                     ----------     ----------
 LOSS FROM OPERATIONS                                  (318,118)      (170,847)

   Interest expense                                    (133,496)      (228,324)
   Interest expense to partners                        (143,162)      (143,162)
                                                     ----------     ----------
 NET LOSS                                            $ (594,776)    $ (542,333)
                                                     ==========     ==========



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            NORTHWEST CABLE NETWORK


                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994




                                      Northwest
                                      Satellite      Arrow
                                      Network,      Systems,
                                        Inc.         Inc.        Total
                                      --------      -------      -------
BALANCES, December 31, 1992          $ 288,605    $ 292,662    $ 581,267

         Distribution                   (2,462)        -          (2,462)
         Net loss                     (297,388)    (297,388)    (594,776)
                                     ---------    ---------    ---------
BALANCES, December 31, 1993            (11,245)      (4,726)     (15,971)

         Net loss                     (271,166)    (271,167)    (542,333)
                                     ----------   ---------    ---------
BALANCES, December 31, 1994          $(282,411)   $(275,893)   $(558,304)
                                     =========    =========    =========



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            NORTHWEST CABLE NETWORK


                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994



                                                              1993           1994
                                                           ----------    -----------
OPERATING ACTIVITIES:
  Net loss                                                 $ (594,776)    $ (542,333)
  Adjustments to reconcile net loss to net cash provided
    by operating activities-
      Depreciation and amortization                           778,547      1,004,301
      Increase in accounts receivable                         (81,604)       (78,400)
      (Increase) decrease in prepaid expenses                  (4,090)         3,510
      Increase in deposits                                          -        (35,904)
      Increase in accounts payable                             49,599        380,713
      Increase in unearned income                              61,169         80,471
      Increase in accrued compensation and taxes               31,002         12,299
      Increase in accrued interest payable                         91          6,095
                                                          -----------  -------------
        Net cash provided by operating activities             239,938        830,752
                                                          -----------  -------------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                 (886,275)    (1,485,587)
  Increase in intangible assets                               (49,430)        (9,194)
                                                          -----------  -------------
        Net cash used in investing activities                (935,705)    (1,494,781)
                                                          -----------  -------------
FINANCING ACTIVITIES:
  Principal payments on leases payable                        (40,171)       (18,886)
  Principal payments on notes payable to seller               (10,675)       (12,775)
  Principal payments on note payable to bank                        -        (90,761)
  Proceeds from bank debt                                     732,510        786,551
  Partner distribution                                         (2,462)             -
                                                          -----------  -------------
        Net cash provided by financing activities             679,202        664,129
                                                          -----------  -------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (16,565)           100

CASH AND CASH EQUIVALENTS, beginning of year                   16,565              -
                                                          -----------  -------------
CASH AND CASH EQUIVALENTS, end of year                     $        -     $      100
                                                          ===========  =============

SUPPLEMENTAL INFORMATION:
  Cash paid for interest                                   $  276,567     $  365,391
                                                          ===========  =============



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            NORTHWEST CABLE NETWORK


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1994



(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Partnership Formation

On February 6, 1992, Northwest Cable Network (the "Partnership") was formed for the purpose of operating a wireless cable system in Yakima, Washington. This system utilizes microwave radio frequencies to provide multi-channel television programming to subscribers for a monthly fee. Licenses for the microwave radio frequencies are owned or leased from third parties and are regulated by the Federal Communications Commission. The formation was accomplished in the following manner:

        1.   Northwest Satellite Network, Inc. ("NSN"), an
             S corporation, contributed all of the assets and liabilities related to the Yakima, Washington wireless cable operation to the Partnership as its capital contribution. Simultaneously, Arrow Systems, Inc. ("Arrow"), an S corporation, purchased a 50% interest in the Partnership for $500,000 from NSN. Concurrent with the Partnership formation, NSN was issued a $750,000 note payable and Arrow loaned the Partnership $600,000.

        2.   The Partnership recorded the assets and
             liabilities at their relative fair market values.

     Revenue Recognition

Monthly service fees are recognized as earned. Installation revenue is recognized upon initiation of service. Revenues are recognized on the accrual basis. Service is billed in advance. Billings for service to be rendered in the future are deferred and reflected as unearned income on the balance sheet.

     Capitalization Policy

All costs related to construction and expansion of the system are capitalized including the direct costs of receiving and transmission equipment. In addition, costs incurred to install equipment in subscriber homes are capitalized, including wages, payroll taxes, benefits, vehicle operating costs and overhead. The Partnership capitalized approximately $53,000 and $181,000 of operating costs related to construction and installation activities during the years ended December 31, 1993 and 1994, respectively.

     Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Federal Income Taxes

The Partnership is not a taxpaying entity, and thus no tax benefit has been recorded in the statements. Income or loss from the Partnership is taxed to the Partners in their individual returns.

(2) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and is depreciated on a straight line basis over the estimated useful lives of the assets. Property and equipment consist of the following at December 31, 1993 and 1994:


                                                   1993         1994     Life
                                                  ------       ------   ------
   Vehicles                                      $133,522      $157,206    3
   Furniture and fixtures                          28,194        45,131    5
   Wireless equipment inventory                    50,273        36,800    -
   In-home equipment and install costs          2,372,897     3,764,602    5
   Shop tools and equipment                        18,345        23,552    5
   Head end                                       589,638       609,135   10
   Computer equipment                              26,752        60,260    5
   Leasehold improvements                             667         9,189    3
                                             ------------  ------------
   Total property, plant and equipment          3,220,288     4,705,875
   Less - accumulated depreciation               (902,834)   (1,646,844)
                                             ------------  ------------
   Total property, plant and equipment, net    $2,317,454    $3,059,031
                                             ============  ============


(3) INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 1993 and 1994:



                                                  1993         1994      Life
                                                 ------       ------    ------
   Licenses                                      $205,232      $212,926   10
   Goodwill                                       904,177       904,177   10
   Customer list                                  645,070       645,070    5
   Organization costs                             102,869       102,869    5
   Loan fees                                       46,500        48,000    5
                                             ------------  ------------
   Total intangible assets                      1,903,848     1,913,042
   Less - accumulated amortization               (515,519)     (775,810)
                                             ------------  ------------
   Total intangible assets, net                $1,388,329    $1,137,232
                                             ============  ============

(4) LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1993 and 1994:


                                                            1993           1994
                                                            ----           ----
Leases payable, due in monthly installments of
  $1,690, including interest at rates varying from
  9.25% to 13%, secured by vehicles, paid in full
  in April 1995.                                         $   22,939    $   56,324

Notes payable to sellers, due in monthly
  installments of $1,402 including interest at 10%,
  unsecured, paid in full in April 1995.                     45,722        32,949

Note payable to a bank, principal payments of
  $7,500, scheduled to commence September 1995,
  interest payable periodically depending on a
  leverage ratio defined in the loan agreement,
  paid in full in April 1995.                             2,089,483     2,733,000

Subordinated note payable to NSN, interest payable
  monthly at 10%, no principal payments allowed until
  the note payable to bank is paid in full.                 770,407       770,407

Subordinated note payable to Arrow, interest
  payable monthly at 10%, no principal payments
  allowed until the note payable to bank is paid in
  full.                                                     620,407       620,407
                                                         ----------    ----------
      Total debt                                          3,548,958     4,213,087

  Less- due in one year                                    (120,898)      (58,752)
                                                         ----------    ----------
      Total long-term debt                               $3,428,060    $4,154,335
                                                         ==========    ==========



The note payable to a bank is a secured revolving line of credit with maximum availability of $3,000,000. The outstanding line of credit converts to a four year term loan beginning in September 1995.

Principal payments due on long-term debt are as follows as of December 31, 1994 (exclusive of subordinated debt):
                                                         Total
                                                       ---------
            1995                                      $   58,752
            1996                                         242,792
            1997                                         456,441
            1998                                         596,292
            1999                                       1,468,000
            Thereafter                                       -
                                                       ---------
                                                      $2,822,277
                                                       =========

(5) COMMITMENTS AND CONTINGENCIES

     Leases

The Partnership entered into a lease for the business office commencing March 1994. The lease term is five years and includes a renewal option for two additional five-year periods. The head end site lease commenced July 1, 1988 with an initial lease term of ten years and a five year renewal option. The business office and head end site leases are operating leases with minimum rental payments due as follows at December 31, 1994:


                                                         Total
                                                      ----------
            1995                                      $   33,960
            1996                                          38,960
            1997                                          39,960
            1998                                          38,124
            1999                                           6,048
                                                       ---------
                                                      $  157,052
                                                       =========

The Partnership leases the rights to certain frequencies. Such lease payments are calculated based upon the number of subscribers within the system.

(6) RELATED PARTY TRANSACTIONS

NSN and Arrow each received $14,000 in management fees in 1994.

During 1994, Arrow provided $184,000 in short-term loans which were paid back when bank loan funds were available.

(7) SUBSEQUENT EVENT

On April 28, 1995, pursuant to an agreement with Wireless Broadcasting Systems of America, Inc. ("WBSA"), the Partnership sold the assets (as defined) of the Partnership for $9,200,000. Under the terms of the agreement, all of the leases payable, notes to sellers, note payable to a bank and the subordinated notes payable to Partners were repaid in full.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Pacific West Cable Television:

We have audited the accompanying balance sheet of PACIFIC WEST CABLE TELEVISION (a California joint venture) as of December 31, 1993, and the related statements of operations and changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Cable Television as of December 31, 1993, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                              ARTHUR ANDERSEN LLP


Sacramento, California
     March 19, 1994.

                         PACIFIC WEST CABLE TELEVISION


                     BALANCE SHEET AS OF DECEMBER 31, 1993




                                     ASSETS
                                     ------
CURRENT ASSETS:
  Cash                                                             $        11,126
  Accounts receivable, net of allowance for doubtful accounts
  of $33,732                                                               385,645
  Other receivables                                                         37,556
  Inventory                                                                190,303
  Prepaid and other assets                                                  42,760
                                                                   ---------------
    Total current assets                                                   667,390

PROPERTY AND EQUIPMENT, net of accumulated depreciation
  and amortization of $5,438,726                                         3,877,462

INTANGIBLE ASSETS, net of accumulated amortization of $312,419             246,565
                                                                   ---------------
                                                                   $     4,791,417
                                                                   ===============
                        LIABILITIES AND PARTNERS' DEFICIT
                        ---------------------------------
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                            $     1,190,807
  Unearned revenue and customer deposits                                   325,217
  Notes payable to related parties                                       3,600,000
  Notes payables to third parties                                        3,775,366
  Accrual for contract default (Note 6)                                  5,000,000
                                                                   ---------------
    Total current liabilities                                           13,891,390

CAPITAL LEASE OBLIGATIONS                                                   13,276

COMMITMENTS AND CONTINGENCIES (Note 6)

PARTNERS' DEFICIT                                                       (9,113,249)
                                                                   ---------------
                                                                   $     4,791,417
                                                                   ===============

       The accompanying notes are an integral part of this balance sheet.

                         PACIFIC WEST CABLE TELEVISION


            STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                      FOR THE YEAR ENDED DECEMBER 31, 1993




SERVICE REVENUES                      $     4,027,216

OPERATING EXPENSES:
  Cost of service                           1,666,820
  General and administrative                1,571,476
  Marketing                                    42,511
  Depreciation and amortization             1,821,445
                                      ---------------
     Total operating expenses               5,102,252
                                      ---------------
OPERATING LOSS                             (1,075,036)

INTEREST EXPENSE                              765,984
                                      ---------------
NET LOSS                                   (1,841,020)

PARTNERS' DEFICIT, beginning of year       (8,031,093)

PARTNERS' CONTRIBUTIONS                       758,864
                                      ---------------
PARTNERS' DEFICIT, end of year        $    (9,113,249)
                                      ===============

        The accompanying notes are an integral part of this statement.

                         PACIFIC WEST CABLE TELEVISION


                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1993




CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $(1,841,020)
  Adjustments to reconcile net loss to net cash
     used in operating activities-
          Depreciation and amortization                                      1,821,445
          Changes in current assets and liabilities-
                 Accounts receivable, net                                      (19,974)
                 Inventory                                                      15,907
                 Other assets                                                  (26,164)
                 Accounts payable and accrued expenses                         230,636
                 Unearned revenue and customer deposits                         19,076
                                                                           -----------
                          Net cash provided by operating activities            199,906
                                                                           -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                          (537,313)
                                                                           -----------
         Net cash used in investing activities                                (537,313)
                                                                           -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Partners' contributions                                                      758,864
  Principal repayments of long-term debt                                      (398,853)
                                                                           -----------
          Net cash provided by financing activities                            360,011
                                                                           -----------
          Net change in cash                                                    22,604
CASH, beginning of year                                                        (11,478)
                                                                           -----------
CASH, end of year                                                          $    11,126
                                                                           ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during 1993 for interest                                       $   759,298
                                                                           ===========

         The accompanying notes are an integral part of this statement.

                         PACIFIC WEST CABLE TELEVISION


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993



(1) ORGANIZATION, PARTNERS' INTERESTS, AND SALE OF ASSETS

     Organization and Business

Pacific West Cable Television ( the Joint Venture), a California joint venture, was formed by People's Choice TV of Sacramento (PCTV) and Pacific West Cable Company (Pacwest Co.) in 1989 (together, the Partners) to own and operate a wireless cable television system serving the area of Sacramento, California. Wireless cable television systems utilize microwave frequencies to provide multi-channel television programming to subscribers. Licenses for microwave frequencies are owned or leased from third parties (Note 6) and are regulated by the Federal Communications Commission.

     Partners' Interests

Net profits and losses and distributions are allocated to the Partners in accordance with their respective percentage interests during the period. The Partners' percentage interests at December 31, 1993 were as follows:


                             PCTV             50%
                             Pacwest Co.      50%

Subject to a majority vote of the Partners, contributions to capital are made to fund the Partnership's capital expenditures and operating losses. Should a Partner not make all or a portion of a required contribution, that Partner's interest is subject to dilution as determined by the Partnership agreement.

     Sale of Assets Subsequent to December 31, 1993

On March 18, 1994, Wireless Broadcasting Systems of Sacramento, Inc. (the Buyer), a Delaware corporation and wholly owned subsidiary of Wireless Broadcasting of America, Inc., purchased the principal operating rights and assets of the Joint Venture for approximately $13,150,000. The Buyer did not acquire the Joint Venture's cash, certain receivables, and certain prepaid expenses which were refundable to the Joint Venture. The Buyer assumed only certain liabilities of the Joint Venture in the approximate amount of $300,000, but did not assume any of the Joint Venture's debt or other liabilities arising prior to the date of sale. Further, the Buyer did not assume any responsibility or obligation related to the Sacramento Kings contract described in Note 6, and has been indemnified by the Joint Venture and its Partners for any obligation or liability that may arise as a result of that matter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition and Accounts Receivable

Fees are billed for monthly service in advance and deferred. Advance billings are recorded as revenue when service is provided. All other service is billed and recognized as revenue in the period service is provided. Accounts receivable represent amounts due from subscribers for which the Joint Venture provides an allowance for estimated non-collectible amounts. The allowance was $33,732 at December 31, 1993. Additions to the allowance for 1993 were $88,370 and accounts written off during the year amounted to $75,266.

     Inventory

Inventory consists of purchased equipment and components to be installed at subscriber locations for reception of wireless cable television service and is stated at the lower of purchased cost or market. Cost is determined using the first-in, first-out method.

     Property and Equipment

Property and equipment is stated at cost. Subscriber installations include equipment, direct labor costs and other direct costs of the installations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally two to five years for wireless cable equipment and three to five years for other property and equipment. The components of property and equipment at December 31, 1993, were as follows:


           Subscriber equipment                              $ 4,174,516
           Other subscriber installation costs                 2,182,696
           Transmission equipment                              2,546,406
           Furniture and office equipment                        165,555
           Vehicles                                              170,140
           Leasehold improvements                                 76,875
                                                           -------------
                                                               9,316,188
           Less - accumulated depreciation and
             amortization                                     (5,438,726)
                                                           -------------
           Property and equipment, net                     $   3,877,462
                                                           =============

     Intangible Assets

Intangible assets consist primarily of deferred organizational, and consulting and engineering costs related to the design and development of the wireless cable broadcasting system. These costs are amortized ratably over periods not exceeding ten years. At December 31, 1993, intangible assets consisted of the following:


           Organizational costs                                $ 110,184
           System design and engineering costs                   448,800
                                                               ---------
                                                                 558,984
           Less - accumulated amortization                      (312,419)
                                                               ---------
           Intangible assets, net                              $ 246,546
                                                               =========

(3) NOTES PAYABLE

The Joint Venture had several notes payable due on demand or maturing in 1994 with interest rates ranging from 4.80% to 11.75%. The notes payable (including amounts due to the Joint Venture Partners as described below) are secured by automobiles or are unsecured borrowings. The notes payable have been classified as a current liability in the accompanying balance sheet and are comprised of the following:


    Commercial notes payable       $ 3,775,366
    Notes payable to Partners        3,600,000
                                   -----------
                                   $ 7,375,366
                                   ===========

Notes payable to Partners represents a loan from a bank to the Partners. The loan proceeds were transferred to the Joint Venture by the Partners and the Joint Venture has assumed the debt service to the bank. At December 31, 1993, the loan balance was $3,600,000 with an interest rate of 10% and a maturity date of March 2, 1994. The bank loan is the direct obligation of the Partners, but otherwise unsecured.

(4) TRANSACTIONS WITH RELATED PARTIES

Certain expenditures are made on behalf of the Joint Venture by the Partners. To the extent the Partners are not reimbursed, these expenditures are treated as capital contributions.

(5) INCOME TAXES

Income taxes have not been recorded in the accompanying financial statements because they are obligations of the Partners.

(6) COMMITMENTS AND CONTINGENCIES

Channel Rights

The Joint Venture has entered into frequency leasing arrangements with certain educational institutions under which the Joint Venture pays for certain capital improvements for the institutions as well as lease fees. Future commitments under these arrangements at December 31, 1993 were $488,000 and were payable through 1996. The Buyer (Note 1) was assigned these leases at closing and assumed the remaining future commitments.

In addition, the Joint Venture is committed to make frequency lease payments aggregating $14,786 per month through various dates expiring from September 1995 through October 2002. The Buyer (Note 1) was assigned these leases at closing and assumed the remaining future commitments.

The Joint Venture has contractual commitments with pay television programmers. Two of the programmers have required the Joint Venture to post either a performance bond or a letter of credit issued by a bank. As of December 31, 1993, neither the performance bond nor the letter of credit had been posted or issued.

     Lease Commitments

The Joint Venture is committed under operating leases and agreements, principally for facilities, office space and transmission sites, with remaining terms ranging from four to five years. Certain leases are on a month to month basis. Certain leases provide for payment by the lessee of taxes, maintenance and insurance.

Future minimum payments, required under operating leases and agreements that have an initial or remaining noncancellable lease term in excess of one year at December 31, 1993, are summarized below:


    Year Ending December 31,
    ------------------------
    1994                      $ 53,184
    1995                        53,184
    1996                        53,184
    1997                        21,184
    1998                         4,928
                              --------
                              $185,664
                              ========

Total rent expense for the year ended December 31, 1993 was approximately
$65,658.

Litigation and Claims

In 1989, the Joint Venture entered into a five-year broadcasting contract with the Sacramento Kings, a National Basketball Association franchise. A principal owner of the Sacramento Kings was also a principal owner of Pacwest Co. at the time the contract was negotiated. The same individual continued to be a principal owner of the Sacramento Kings and Pacwest Co. at December 31, 1993. The Joint Venture defaulted on the contract after one year, leaving a balance due under the contract of $4,572,500. As of March 19, 1994, no legal proceedings had been filed with respect to the contract. Although management believes the Joint Venture will not be required to pay any amounts due under the contract, $5,000,000 was accrued prior to 1993 and is included in the accompanying balance sheet to reflect the contractual obligation as well as interest and penalties that may be assessed if performance were required. As described in Note 1, the Buyer did not purchase this contract and has been indemnified by the Joint Venture and its Partners against any liability with respect to the contract.

During 1993, a complaint was filed against the Joint Venture by a party with whom the Joint Venture Partners had entered into a buy-sell agreement for the assets of the Joint Venture. The claim seeks specific performance and damages and attorney fees in a sum exceeding $3 million. The Joint Venture filed a cross-complaint for fraud, breach of contract and damages.
The Buyer was indemnified by the Joint Venture and its Partners in the event of an order for specific performance.

The Joint Venture is a party to certain other claims and litigation in the ordinary course of business. If liability is probable and estimable, management has accrued specific reserves which are included in accounts payable and accrued liabilities on the accompanying balance sheet. In management's opinion, the ultimate resolution of litigation and claims not accrued will not have a material adverse impact on the Joint Venture. The Joint Venture is also a party to routine filings with the FCC, state regulatory authorities and other proceedings which management believes are immaterial to the Joint Venture.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell, or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

Until _________, 1996, all dealers effecting transactions in the registered securities, whether or nor participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
                                _______________

               TABLE OF CONTENTS
PAGE


Prospectus Summary...........................   1
Risk Factors.................................   9
Use of Proceeds..............................  18
Dividend Policy..............................  18
Capitalization...............................  19
Dilution.....................................  20
Pro Forma Consolidated Financial Data........  21
Selected Consolidated Financial Data.........  22
Management's Discussion
 and Analysis of Financial Condition
 and Results of Operations...................  24
Business.....................................  32
Industry Overview............................  47
Management...................................  58
Certain Transactions.........................  64
Principal Stockholders.......................  65
Description of Capital Stock.................  68
Shares Eligible for Future Sale..............  74
Underwriting.................................  76
Legal Matters................................  77
Experts......................................  78
Available Information........................  78
Index to Financial Statements................  F-1



                               __________  SHARES





                                     [LOGO]




                             WIRELESS BROADCASTING
                            SYSTEMS OF AMERICA, INC.



                              CLASS A COMMON STOCK



                                 ______________
                                   PROSPECTUS
                                 ______________




                       PRUDENTIAL SECURITIES INCORPORATED




                                LEHMAN BROTHERS


                             SEPTEMBER ___, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table set forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities be registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.


      Securities and Exchange Commission registration fee ..  $ 17,241.38
      NASD filing fee ......................................  $  5,500.00
      Nasdaq listing fee ...................................  $    *
      Transfer agent and registrar's fee and expenses ......  $    *
      Blue Sky fees and expenses ...........................  $    *
      Printing and engraving expenses ......................  $125,000.00
      Legal fees and expenses ..............................  $    *
      Accounting fees and expenses .........................  $    *
      Miscellaneous ........................................  $    *
                                                              -----------
            Total ..........................................  $    *
                                                              ===========


__________________
*  To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Restated Certificate of Incorporation (the "Certificate") provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

     The Certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On March 15, 1995 and April 28, 1995, the Company issued to Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA an aggregate of 35,000 shares of Class A Cumulative Convertible Preferred Stock for $35.0 million in cash. Such shares were issued without registration under the Securities Act in reliance of Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

     Since its inception, the Company has granted options for 2,372,201 shares of Common Stock pursuant to its Restated Stock Option Plan, as amended, at exercise prices ranging from approximately $1.46 to approximately $4.17 per share, of which options to purchase 28,000 shares of the Common Stock have been exercised and 709,201 are currently exercisable. Such options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

     All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on August 6, 1996.


                                     WIRELESS BROADCASTING SYSTEMS
                                     OF AMERICA, INC.



                                     By:   /s/  William W. Kingery, Jr.
                                           -----------------------------------
                                           William W. Kingery, Jr.
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints William Kingery, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, has been signed below by the following persons in the capacities indicated on August 6, 1996.

          Signature                                Title

    /s/ William W. Kingery, Jr.     President, Chief Executive Officer and
    ----------------------------    Director
    William W. Kingery, Jr.         (Principal Executive Officer)

    /s/ Jeb Dickey                  Treasurer and Chief Financial Officer
    --------------------------      (Principal Financial and Accounting Officer)
    Jeb Dickey

    /s/ Dean L. Buntrock            Chairman of the Board
    --------------------------
    Dean L. Buntrock

    /s/ Roy F. Coppedge III         Director
    --------------------------
    Roy F. Coppedge III

    /s/ Barbara M. Ginader          Director
    --------------------------
    Barbara M. Ginader

    /s/ George D. Johnson, Jr.      Director
    --------------------------
    George D. Johnson, Jr.

    /s/ Peer Pedersen               Director
    --------------------------
    Peer Pedersen

                                    Exhibits


Exhibit No.  Description of Exhibit
- -----------  ----------------------
1.1          Underwriting Agreement between the Registrant and the Underwriters*

2.1 Organizational Agreement among, inter alia, Registrant, WJB Television Limited Partnership, WJB-TV Fort Pierce Limited Partnership, WJB-TV Melbourne Limited Partnership and Investors

2.2 Form of Asset Purchase Agreement between Wireless Broadcasting Systems of Yakima, Inc. and Microlink Television of Washington, Inc.*

3.1(a)       Certificate of Incorporation of the Registrant

3.1(b)       Restated Certificate of Incorporation of the Registrant

3.1(c) Certificate of Amendment to the Certificate of Incorporation of the Registrant

3.1(d) Certificate of Amendment to the Certificate Incorporation of the Registrant*

3.2          Bylaws of the Registrant

4.1          Restated Stock Option Plan of the Registrant

4.2          Non-employee Directors Stock Option Plan of Registrant*

4.3 Stockholders Agreement among the Registrant, Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA and all other the Stockholders of the Registrant

4.4          Form of certificate for Class A Common Stock of the Registrant*

5.1          Legal Opinion of Pedersen & Houpt, P.C.*

10.1(a) Credit Agreement among Registrant, Chemical Bank as agent for the several Lenders from time to time parties thereto.

10.1(b)      Revolving Credit Note by Registrant to CIBC, Inc.

10.1(c)      Revolving Credit Note by Registrant to Norwest Bank Minnesota

10.1(d)      Revolving Credit Note by Registrant to Chemical Bank

- -------------------------

*To be filed by amendment.

10.2         Standard Form of ITFS Excess Capacity Airtime Lease Agreement of
             Registrant

10.3(a)      Employment Agreement between Registrant and William W. Kingery, Jr.

10.3(b)      Form of Employment Agreement between Registrant and Sharan L.
             Wilson

10.4 Preferred Stock Purchase Agreement among Registrant, Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA

10.5 Asset Purchase and Sale Agreement and Channel Lease between Registrant and Boise Cable Limited Partnership

10.6 Asset Purchase and Sale Agreement and Channel Lease between Registrant and Northwest Cable Network

21.1         Subsidiaries of the Registrant

23.1         Consent of Pedersen & Houpt, P.C.

23.2         Consent of Pepper & Corazzini, L.L.P.

23.3(a) Consent of Arthur Andersen LLP with respect to report on financial statements of Wireless Broadcasting Systems of America, Inc.

23.3(b) Consent of Arthur Andersen LLP with respect to report on financial statements of Boise Cable Limited Partnership

23.3(c) Consent of Arthur Andersen LLP with respect to report on financial statements of Northwest Cable Network

23.3(d) Consent of Arthur Andersen LLP with respect to report on financial statements of Pacific West Cable Television

23.4         Consent of Ernst & Young LLP

24.1         Powers of Attorney*

27.1         Financial Data Schedule

27.2         Financial Data Schedule

99.1         Legal Opinion of Pepper & Corazzini, L.L.P.*

- ------------------------------------

*To be filed by amendment.

**Filed herewith on signature page.